Form 10-K, Exhibit 13
period 1996-12-31
NOVA CORP \GA\
filed 1997-03-28
CIK 1009918

                              1996 ANNUAL REPORT
--------------------------------------------------------------------------------


                              Index to Financials

                                     ____




          Management's Discussion and Analysis
          of Financial Condition & Results of Operations              16
          ........................................................

          Consolidated Balance Sheets                                 23
          ........................................................

          Consolidated Statements of Operations                       24
          ........................................................

          Consolidated Statements of Shareholders' Equity             25
          ........................................................

          Consolidated Statements of Cash Flows                       26
          ........................................................

          Notes to Consolidated Financial Statements                  27
          ........................................................

          Report of Independent Auditors                              43
          ........................................................

          Selected Consolidated Financial Data                        44
          ........................................................


--------------------------------------------------------------------------------

                                     [15]

                               NOVA CORPORATION
--------------------------------------------------------------------------------


          Management's Discussion and Analysis of Financial Condition
                            & Results of Operations

                                   Overview

     The Company was formed in February 1991 to provide sophisticated and cost-effective transaction processing and related services to small- to medium-sized merchants by effectively employing the latest advances in transaction processing and telecommunications technology. The Company has focused on increasing the size of its customer base through its marketing and acquisition program initiatives that continued with the acquisition of the merchant service business of The Bank of Boulder, effective as of November 1, 1994 (the "Boulder Acquisition"), the consummation of the First
     Union Alliance, effective as of December 1, 1995, and the consummation of 23 merchant portfolio transactions in 1996.

          Since inception, the Company has invested significant capital to develop an integrated operating platform consisting of hardware, software and network architecture to process large volumes of card transactions. In addition, the Company continues to develop the marketing, customer support and managerial expertise necessary to execute its business strategy. Through the fiscal year ended February 28, 1995, the Company incurred losses, as the expenditures for the development of this infrastructure and the cost to convert acquired portfolios, combined with the cost of providing service, exceeded revenues from its merchant portfolio. The Company's ongoing expansion of its merchant and customer base resulted in the Company achieving profitability for the first time in the 10-month period ended December 31, 1995.

          The Company has increased its merchant and customer base through a combination of its own marketing programs and through a series of acquisitions that have produced significant additional revenue in each year since formation. Since inception, the Company has consummated 74 transactions consisting of 70 merchant portfolio acquisitions, three operating business acquisitions and the First Union Alliance. The Boulder Acquisition was the largest of the operating business acquisitions and added approximately 19,000 new merchant locations to the Company's merchant base, while the First Union Alliance added approximately 31,000 new merchant locations to the Company's merchant base. The Company accounted for the First Union Alliance as a transfer of nonmonetary assets, which was accounted for at the historical cost of the assets transferred.

          Other than with respect to the First Union Alliance, the Company has consolidated substantially all of its previous transactions. The consolidation of the operating centers acquired in the First Union Alliance, into the Company's Knoxville, Tennessee, facility, is substantially complete. In addition, the majority of the merchant terminals resulting from the First Union Alliance have been converted to the NOVA Network, and all of these merchants have been converted to the Company's merchant accounting systems. The Company has commenced the conversion and integration of other smaller merchant portfolios into the Company's operations, which is expected to be completed in the Fall of 1997. Historically, the Company has achieved savings through economies of scale and operating efficiencies derived from the conversion and integration of its transactions. Similarly, the Company anticipates savings in cost of service and selling, general and administrative expenses from the remaining conversions relating to the First Union Alliance. The costs of these conversion activities are expensed as incurred.


--------------------------------------------------------------------------------

                                     [16]

                               1996 ANNUAL REPORT
--------------------------------------------------------------------------------

                     Management's Discussion and Analysis


          The Company changed its fiscal year end from the last day of February to December 31, effective December 31, 1995. Accordingly, the following discussion of results of operations includes a comparison of the 12 month year ended December 31, 1996, with the 10 month period ended December 31, 1995 and the 10-month period ended December 31, 1995, with the 10 month period December 31, 1995 with the 10 month period ended December 31, 1994.


                      Components of Revenues and Expenses

                                     ____


                                   Revenues

     The Company derives revenues principally from processing credit, charge and debit card transactions that are authorized and captured through the NOVA Network. The Company typically charges merchants for these card processing services at a bundled rate that is a percentage of the dollar amount of each transaction and, in some instances, an additional fee per transaction. These charges, referred to as "discount fees," are individually negotiated with each merchant and, in the aggregate, represented approximately 94.6% and 93.7% of the Company's revenues for the years ended December 31, 1996 and 1995, respectively. Certain of the Company's merchant customers are charged a flat fee per transaction, while others are also charged miscellaneous fees, including fees assessed by the Company for handling chargebacks, monthly minimums, equipment leases, rentals and sales, and other miscellaneous services. The Company's revenues are reported net of amounts paid to independent sales organizations ("ISOs") and agent banks under revenue sharing agreements pursuant to which such parties receive payments based primarily on processing volume for particular groups of merchants.

                                    Expenses

     Cost of service includes all costs directly attributable to the Company's provision of services to its merchant customers. The most significant component of cost of service includes interchange and assessment fees, which are amounts charged by the credit card associations for clearing services, advertising and other expenses. Interchange and assessment fees are billed primarily as a percent of dollar volume processed and, to a lesser extent, as a per-transaction fee. Cost of service also includes charges paid to third parties for point-of-sale network service (for merchant customers acquired but not yet converted to the NOVA Network), merchant accounting and settlement fees paid to third-party vendors, cost of equipment leased, rented or sold, NOVA Network costs and other operating expenses.

          Conversion costs include costs incurred to convert the acquired portfolios to the NOVA Network and operating systems. These costs include expenses related to reprogramming point-of-sale ("POS") terminals at merchant locations, duplicate costs to process transactions, unfavorable contract payments for transaction authorizations and independent contractor fees.

          Selling, general and administrative expenses include salaries, commissions and benefits, travel and entertainment, telephone, and other operating costs of the Company's operations and marketing centers and its corporate office. Also included in this category are systems and product development expenses, which represent the internal costs of developing and implementing the NOVA Network and its processing and POS systems. The Company has not capitalized any internal expenditures with respect to these items.


--------------------------------------------------------------------------------

                                     [17]

                                NOVA CORPORATION
--------------------------------------------------------------------------------
                      Management's Discussion and Analysis


     Depreciation and amortization is related to the Company's capital expenditures and merchant portfolio and business acquisitions. Depreciation of property and equipment is recognized on a straight-line basis over periods of three to seven years for equipment and 30 years for buildings. The acquisition of merchant portfolios results in the capitalization of merchant and customer contract values, which are amortized over 10 years based upon the Company's merchant attrition experience and projected revenue streams. Excess cost of businesses acquired is amortized over 30 years.

                             Results of Operations

The following table sets forth for the periods indicated the percentage of revenues represented by certain items on the Company's consolidated statements of operations:


                         Percentage of Total Revenues


                                                                     10-month        10-month
                                                   Year ended      period ended    period ended          Year ended
                                                   December 31,    December 31,    December 31,        February 28,
                                                 ----------------  ------------------------------  ---------------------
                                                       1996            1995            1994          1995         1994
                                                 ----------------  ------------------------------  ---------------------
Revenues                                               100.0%         100.0%         100.0%         100.0%       100.0%
 ........................................................................................................................
Cost of service                                         78.1           77.8           78.9           79.1         80.6
 ........................................................................................................................
Conversion costs                                         2.4            2.7            1.2            2.0          3.0
 ........................................................................................................................
Selling, general and administrative                     12.4           13.8           15.0           15.0         18.3
 ........................................................................................................................
Depreciation and amortization                            2.6            3.6            3.9            4.2          3.9
------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                  4.5            2.1            1.0           (0.3)        (5.8)
 ........................................................................................................................
Interest expense, net                                    0.0            1.5            0.8            1.0          0.3
------------------------------------------------------------------------------------------------------------------------
Income (loss) before provision for income taxes          4.5            0.6            0.2           (1.3)        (6.1)
 ........................................................................................................................
Provision (benefit) for income taxes                     1.8           (3.1)            --             --           --
------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                        2.7%           3.7%           0.2%          (1.3)%       (6.1)%
------------------------------------------------------------------------------------------------------------------------


                   Year Ended December 31, 1996, Compared to
                    10 Month Period Ended December 31, 1995

                                     ____

                                   Revenues

Revenues for the year ended December 31, 1996 increased 106.0% to $265.8 million compared with $129.0 million for the 10 months ended December 31, 1995. The increase resulted primarily from a 99.6 %, or $6.0 billion, increase in sales volume processed for the year to $11.9 billion from $5.9 billion in 1995. This increase was attributable to the increased bankcard volume from the acquisition of the First Union's merchant processing portfolio acquisition, as well as record new customer volume added from the marketing efforts targeted towards

--------------------------------------------------------------------------------

                                     [18]

                               1996 ANNUAL REPORT
--------------------------------------------------------------------------------
                     Management's Discussion and Analysis


regional, national and local merchants. Due to the Company's change in fiscal year end, effective as of December 31, 1995, the Company's revenues in 1996 included a full 12 months, as compared to the prior year's 10-month fiscal year. Additionally, the Company has entered into 17 signed exclusive bank marketing agreements in 1996 which are expected to result in increased annualized bankcard volume of approximately $385 million.

                                Cost of Service

NOVA's cost of service increased 106.8% to $207.6 million for the year ended December 31, 1996 from $100.3 million for the 10 month period ended December 31, 1995. As a percentage of revenues, cost of service increased to 78.1% for the year ended December 31, 1996 from 77.8% for the 10 months ended December 31, 1995 prior year. These increases resulted from additional interchange and assessment fees associated with the higher volume of merchant sales and from authorization fees paid to third-party networks and merchant accounting processors for merchants not yet converted to the NOVA Network.

                               Conversion Costs

Conversion costs increased 85.8% to $6.4 million for the year ended December 31, 1996, as compared with $3.4 million for the 10 month period ended December 31, 1995. The increase resulted primarily from the ongoing conversion of the First Union portfolio, acquired in December 1995.

                  Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 85.1% to $33.0 million in the year ended December 31, 1996 from $17.8 million for the 10 month period ended December 31, 1995. Higher expenses in 1996 resulted from additional staffing levels in the Company's operations center to support the increased merchant sales volume processed, as well as a one-time cost involved in consolidating three operational offices around the country to NOVA's corporate headquarters and the Knoxville, Tennessee center. In addition, sales and marketing expenses increased to support the Company's growing merchant and bank alliance relationships. The Company's consolidation plan is to provide even higher-quality information systems processing to all market sectors within the credit card industry, provide for operational efficiencies, as well as create new revenue opportunities in the future. Selling, general and administrative expenses decreased as a percent of revenues to 12.4% in 1996 from 13.8% in the prior year, reflecting operating efficiencies.

                         Depreciation and Amortization

Depreciation and amortization increased 50.6% to $7.0 million for the year ended December 31, 1996, from $4.6 million for the 10 month period ended December 31, 1995. The increase was principally due to greater depreciation for POS terminals, additional systems hardware and software purchases to enhance the Company's transaction processing system, as well as operational equipment needed to support NOVA's growth. To a lesser extent, this expense increased due to additional amortization of certain intangible assets related to the acquisition of merchant portfolios.

--------------------------------------------------------------------------------

                                     [19]

                                NOVA CORPORATION
--------------------------------------------------------------------------------
                      Management's Discussion and Analysis


                                Operating Income

For the foregoing reasons, operating income increased 326.9%, or $9.1 million, to $11.9 million for the year ended December 31, 1996, compared to $2.8 million for the 10 month period ended December 31, 1995.

                        Interest Expense (Income) - Net

Net interest expense decreased $2.1 million for the year ended December 31, 1996, resulting in net interest income of $126,000, compared to net interest expense of $2.0 million for the prior year. The decrease in interest expense was due to reduced levels of bank debt and purchase note obligations resulting from the use of net proceeds received from the Company's initial public offering. The increase in interest income was generated from the investment of the net proceeds received from the Company's initial public offering, as well as cash generated from operating activities in 1996.

                                 Income Taxes

Income tax expense was recorded at an effective tax rate of 40% in 1996. During the fiscal year ended December 31, 1995, a one-time tax benefit of $5.0 million was included in the provision for income tax reflecting the reversal of a deferred tax valuation allowance as a result of the Company's improved profitability in 1995.

                                  Net Income

For the year ended December 31, 1996, net income increased $2.4 million, or 48.7%, to $7.3 million compared to $4.9 million for the 10 month period ended December 31, 1995, due to the factors discussed above. Net income for 1995 included a one-time tax benefit of $5.0 million.

             10-Month Period Ended December 31, 1995, Compared With
                       10 Months Ended December 31, 1994

                                     ____

                                   Revenues

Revenue increased 72.5% to $129.0 million for the 10-month period ended December 31, 1995, compared with $74.8 million for the same period in 1994. This increase resulted from an 81.8% increase in merchant sales volume processed to $6.0 billion for 1995, compared to $3.3 billion in 1994. This increased sales volume was primarily attributable to $1.7 billion from the Boulder Acquisition, $426 million from the First Union Alliance and new merchants added as a result of Company sales efforts.

                                Cost of Service

Cost of service increased 70.2% to $100.4 million for the 10-month period ended December 31, 1995, compared with $59.0 million for the same period in 1994. The increase resulted from additional interchange and assessment fees and other operating costs associated with the higher volume of merchant sales. Cost of service as a percent of revenues declined from 78.9% to 77.8%, reflecting continuing cost efficiencies realized from the consolidation of the operations relating to the Boulder Acquisition.


--------------------------------------------------------------------------------

                                     [20]

                               1996 ANNUAL REPORT
--------------------------------------------------------------------------------
                     Management's Discussion and Analysis


                                Conversion Costs

Conversion costs increased 270.8% to $3.4 million for the 10-month period ended December 31, 1995, compared with $900,000 for the same period in 1994. The increase resulted primarily from the acquisition and conversion of the Boulder portfolio.

                 Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 58.9% to $17.8 million for the 10-month period ended December 31, 1995, compared with $11.2 million for the same period in 1994. Higher expenses in 1995 resulted from the addition of personnel in the Company's operations center to support the increased merchant sales volume and the addition of approximately 34,000 merchant locations served. Additionally, sales and marketing expenses increased to support the Company's growing number of merchants and bank alliance relationships. Selling, general and administrative expenses declined to 13.8% of revenues for the 10-month period ended December 31, 1995, compared with 15.0% for the same period in 1994, reflecting operational efficiencies.

                         Depreciation and Amortization

Depreciation and amortization increased 60.2% to $4.6 million for the 10-month period ended December 31, 1995, compared with $2.9 million for the same period in 1994. The increase was principally due to additional amortization of certain intangible assets related to the acquisition of merchant portfolios and the Boulder Acquisition. To a lesser extent, this expense increased because of greater depreciation for point-of-sale and systems equipment purchased in the 10-month period ended December 31, 1995, compared with the 10-month period ended December 31, 1994.

                               Operating Income

For the foregoing reasons, operating income for the 10-month period ended December 31, 1995, increased 298.4% to $2.8 million compared with $800,000 for the same period in 1994.

                               Interest Expense

Interest expense increased to $2.0 million for the 10-month period ended December 31, 1995, compared with $600,000 for the same period in 1994, due to interest related to the bank debt and purchase note obligations incurred principally in connection with the Boulder Acquisition.

                                 Income Taxes

For the 10-month period ended December 31, 1995, the income tax provision reflects the recognition of $5.0 million in tax benefits related to prior year tax losses.

                                  Net Income

Net income increased $4.7 million to $4.9 million for the 10-month period ended December 31, 1995, compared with net income of $200,000 for the same period in 1994, due to the factors discussed above.


--------------------------------------------------------------------------------

                                     [21]

                                NOVA CORPORATION
--------------------------------------------------------------------------------
                      Management's Discussion and Analysis


                        Liquidity and Capital Resources

                                     _____

The Company's primary uses of its capital resources include acquisitions of merchant portfolios, capital expenditures and working capital.

    The Company entered into a credit agreement with Bank of America in 1994, which was amended on January 31, 1996, and May 1, 1996, for aggregate loans of up to $36,083,000. Term loans of $11,083,000 and a combination of revolving loans, letters of credit and acquisition loans aggregating $25,000,000 ($10,000,000 after June 30, 1997) are available under the agreement. As of December 31, 1996, no borrowings exist under this agreement.

     Net cash provided by operating activities was $20.7 million for the year ended December 31, 1996, as compared to $4.9 million for the 10-month period ended December 31, 1995.

     Net cash used in investing activities was $10 million for the year ended December 31, 1996, as compared to $5.1 million for the 10-month period ended December 31, 1995. The Company's capital expenditure requirements include point-of-sale terminals ("POS Terminals") that are leased to merchants and computer hardware and software necessary to support the NOVA Network and the systems at the Company's operations center, as well as the expansion and consolidation to the new Atlanta facility. For the year ended December 31, 1996 and the 10-month period ended December 31, 1995, and the fiscal year ended February 28, 1995, the Company's capital expenditures totaled approximately $6.0 million, $1.6 million and $0.8 million, respectively. In addition to capital expenditures, the Company purchased various merchant processing portfolios totaling $4.0 million, $3.5 million and $20.1 million in the year ended December 31, 1996, the 10-month period ended December 31, 1995, and the fiscal year ended February 28, 1995, respectively.

     Net cash provided by financing activities was $28.9 million for the year ended December 31, 1996, due primarily to the Company's initial public offering. The proceeds received were used to reduce most of the bank debt, to redeem the 5,000 shares of Series D Preferred Stock for $5.0 million and to pay all cumulative dividends of $11.7 million to holders of Preferred Stock concurrent upon the liquidation of all series of Preferred Stock.

     The Company typically has relatively low working capital requirements because discount fees charged to merchants are collected in an average of 15 days, while normal payables are paid in 30 days or longer in the case of POS Terminal purchases. In addition, increasing acquisition activity may cause variations in working capital due to conversion-period operating costs. Because of the seasonality of the Company's business, capital requirements may be greater in certain months.

     The Company expects that cash generated from operations will be the principal source of funds for its cash requirements. The Company intends to use the $25.0 million acquisition commitment included in the Credit Agreement and cash generated from operations to fund future merchant portfolio acquisitions and working capital requirements for the foreseeable future.


--------------------------------------------------------------------------------

                                     [22]

                               1996 ANNUAL REPORT
--------------------------------------------------------------------------------


                          Consolidated Balance Sheets

                                                                       December 31,
------------------------------------------------------------------------------------------------
                                                               1996                  1995
------------------------------------------------------------------------------------------------
ASSETS
Current Assets:

Cash and cash equivalents                                  $ 40,326,000          $    630,000
 ................................................................................................
Trade receivables, less allowance for doubtful accounts
 of $2,707,000 and $440,000 at December 31, 1996 and
 December 31, 1995, respectively                             16,147,000            10,068,000
 ................................................................................................
Inventory                                                       857,000             1,080,000
 ................................................................................................
Deferred tax asset and
 other current assets                                         3,160,000             3,759,000
------------------------------------------------------------------------------------------------
 Total current assets                                        60,490,000            15,537,000
 ................................................................................................
Merchant and customer contracts                              21,868,000            20,603,000
 ................................................................................................
Property and equipment, net                                  10,212,000             7,403,000
 ................................................................................................
Excess cost of businesses acquired                           13,301,000            13,795,000
 ................................................................................................
Deferred tax asset and
 other non-current assets                                     1,834,000             3,663,000
------------------------------------------------------------------------------------------------
                                                           $107,705,000          $ 61,001,000
------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:

Accounts payable                                           $  4,810,000          $  4,180,000
 ................................................................................................
Accounts payable to affiliate                                 1,534,000             2,883,000
 ................................................................................................
Accrued compensation and related costs                        1,416,000               996,000
 ................................................................................................
Settlement obligations                                        7,691,000                    --
 ................................................................................................
Other accrued liabilities                                     5,157,000             4,003,000
 ................................................................................................
Long-term debt obligations due within one year                  507,000             5,184,000
------------------------------------------------------------------------------------------------
 Total current liabilities                                   21,115,000            17,246,000
 ................................................................................................
Deferred tax liability                                          849,000                    --
 ................................................................................................
Long-term debt obligations                                      859,000            17,738,000
 ................................................................................................

Commitments and Contingencies

Shareholders' Equity:

Preferred Stock                                                      --            33,571,000
 ................................................................................................
Common Stock, $.01 par value, 50,000,000 shares
 authorized, 28,721,000 and 11,378,000 shares issued at
 December 31, 1996, and December 31, 1995, respectively         288,000               114,000
 ................................................................................................
 Additional paid in capital                                  99,299,000             2,615,000
 ................................................................................................
 Accumulated deficit                                        (14,705,000)          (10,283,000)
------------------------------------------------------------------------------------------------
 Total shareholder's equity                                  84,882,000            26,017,000
------------------------------------------------------------------------------------------------
                                                           $107,705,000          $ 61,001,000
------------------------------------------------------------------------------------------------

                            See accompanying notes.


--------------------------------------------------------------------------------

                                     [23]

                                NOVA CORPORATION
--------------------------------------------------------------------------------


                     Consolidated Statements of Operations


                                                    Year ended     10 month period ended      Year ended
                                                    December 31,         December 31,         February 28,
--------------------------------------------------------------------------------------------------------------
                                                        1996                  1995                1995
--------------------------------------------------------------------------------------------------------------
REVENUES                                          $265,829,000          $129,035,000         $93,592,000
 ..............................................................................................................
OPERATING EXPENSES:

Cost of service                                     207,595,000           100,375,000          74,032,000
 ..............................................................................................................
Conversion costs                                      6,395,000             3,441,000           1,827,000
 ..............................................................................................................
Selling, general and administrative                  32,952,000            17,795,000          14,091,000
 ..............................................................................................................
Depreciation and amortization                         6,982,000             4,635,000           3,887,000
--------------------------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)                              11,905,000             2,789,000            (245,000)
 ..............................................................................................................
Interest expense (income), net                         (126,000)            1,959,000             968,000
--------------------------------------------------------------------------------------------------------------
Income (loss) before provision for income taxes      12,031,000               830,000          (1,213,000)
 ..............................................................................................................
Provision (benefit) for income taxes                  4,764,000            (4,057,000)                 --
--------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                  $  7,267,000          $  4,887,000         $(1,213,000)
--------------------------------------------------------------------------------------------------------------
Pro forma net income (loss) per common and
 common equivalent share                           $       0.25          $       0.24         $     (0.13)
--------------------------------------------------------------------------------------------------------------
Pro forma weighted-average common and
 common equivalent shares outstanding                28,604,000            18,024,000          13,603,000
--------------------------------------------------------------------------------------------------------------

                            See accompanying notes.

--------------------------------------------------------------------------------

                                     [24]

                              1996 ANNUAL REPORT
--------------------------------------------------------------------------------


                Consolidated Statements of Shareholders' Equity

  ----------------------------------------------------------------------------------------------------------------------------------

                                                                           ADDITIONAL       ACCUMULATED   TREASURY    SUBSCRIPTION
                                PREFERRED STOCK        COMMON STOCK      PAID-IN CAPITAL      DEFICIT      STOCK       RECEIVABLE
  ----------------------------------------------------------------------------------------------------------------------------------
                            Shares         Amount    Shares      Amount
  ..................................................................................................................................
  BALANCE AT March 1, 1994   32,571     $32,571,000   1,792,000   $ 18,000    $    301,000  $ (13,815,000)  $ (110,000) $ (182,000)
  ..................................................................................................................................
   Issuance of Preferred
    Stock                     1,000       1,000,000          --         --              --             --           --          --
  ..................................................................................................................................
   Purchase of treasury
    shares                       --              --          --         --              --             --      (33,000)         --
  ..................................................................................................................................
   Payment of Common Stock
    subscriptions                --              --          --         --              --             --           --     182,000
  ..................................................................................................................................
   Net loss                      --              --          --         --              --     (1,213,000)          --          --
  ----------------------------------------------------------------------------------------------------------------------------------
  BALANCE at February 28,
   1995                       33,571     33,571,000   1,792,000     18,000         301,000    (15,028,000)    (143,000)         --
  ..................................................................................................................................
   Retirement of treasury
    stock                         --             --    (121,000)    (1,000)             --       (142,000)     143,000          --
  ..................................................................................................................................
   Issuance of Common Stock
    in a non-monetary transaction
    with First Union              --             --   9,149,000     91,000       2,320,000             --           --          --
  ..................................................................................................................................
   Issuance of Common Stock
    in exchange for outstanding
    warrants                      --             --     558,000      6,000         (6,000)             --           --          --
  ----------------------------------------------------------------------------------------------------------------------------------
   Net Income                     --             --          --         --             --       4,887,000           --          --
  ----------------------------------------------------------------------------------------------------------------------------------
  BALANCE at December 31,
   1995                       33,571      33,571,000  11,378,000   114,000      2,615,000     (10,283,000)          --          --
  ..................................................................................................................................
   Exchange of Preferred
    Stock for Common Stock   (28,571)    (28,571,000) 11,876,000   119,000     28,452,000              --           --          --
  ..................................................................................................................................
   Redemption of Series D
    Preferred Stock           (5,000)     (5,000,000)         --        --             --              --           --          --
  ..................................................................................................................................
   Payment of accrued
    dividends on Preferred
    Stock                         --              --          --        --             --     (11,689,000)          --          --
  ..................................................................................................................................
   Exercise of stock options      --              --   1,674,000    17,000      1,965,000              --           --          --
  ..................................................................................................................................
   Income tax benefit from
    stock option exercises        --              --          --        --        977,000              --           --          --
  ..................................................................................................................................
   Issuance of Common Stock
    related to IPO                --              --   3,793,000    38,000     72,038,000              --           --          --
  ..................................................................................................................................
   IPO expenses                   --              --          --        --     (6,748,000)             --           --          --
  ..................................................................................................................................
   Net Income                     --              --          --        --             --       7,267,000           --          --
  ----------------------------------------------------------------------------------------------------------------------------------

  BALANCE at December 31,
   1996                           --    $         --  28,721,000  $288,000    $99,299,000   $ (14,705,000)  $       --  $       --
  ----------------------------------------------------------------------------------------------------------------------------------

                            See accompanying notes.


--------------------------------------------------------------------------------
                                     [25]

                               NOVA CORPORATION
--------------------------------------------------------------------------------


                     Consolidated Statements of Cash Flows

                                                               Year ended     10 months period ended     Year ended
                                                              December 31,          December 31,         February 28,
     ----------------------------------------------------------------------------------------------------------------
                                                                  1996                  1995                1995
     ----------------------------------------------------------------------------------------------------------------
     CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income (loss)                                       $  7,267,000            $ 4,887,000        $ (1,213,000)
     ................................................................................................................
     Adjustments to reconcile net income (loss)
      to net cash provided by operating activities:

      Depreciation and amortization                             6,982,000              4,635,000           3,887,000
     ................................................................................................................
      Deferred income taxes                                     3,045,000             (4,057,000)                 --
     ................................................................................................................
      Interest paid with in-kind debentures                            --                     --              38,000
     ................................................................................................................
      Gain on disposition of non-compete agreement               (150,000)                    --                  --
     ................................................................................................................
      Changes in assets and liabilities, net of the
        effects of business acquisitions:

      Trade receivables                                        (6,079,000)            (4,606,000)         (1,972,000)
     ................................................................................................................
      Inventory                                                   223,000               (303,000)            813,000
     ................................................................................................................
      Other assets                                                (84,000)              (348,000)           (729,000)
     ................................................................................................................
      Accounts payable                                           (719,000)             3,451,000           1,851,000
     ................................................................................................................
      Accrued liabilities                                      10,242,000              1,260,000            (147,000)
     ----------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                20,727,000              4,919,000           2,528,000
     ................................................................................................................
     CASH FLOWS FROM INVESTING ACTIVITIES:

     Purchases of businesses                                   (3,967,000)            (3,302,000)        (16,631,000)
     ................................................................................................................
     Additions to property and equipment                       (6,065,000)            (1,624,000)           (828,000)
     ................................................................................................................
     Other                                                         64,000               (130,000)            (92,000)
     ----------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                    (9,968,000)            (5,056,000)        (17,551,000)
     ................................................................................................................
     CASH FLOWS FROM FINANCING ACTIVITIES:

     Proceeds from line of credit and notes payable             4,008,000              4,900,000          16,150,000
     ................................................................................................................
     Payment of long-term debt and capital leases             (25,692,000)            (5,129,000)         (1,650,000)
     ................................................................................................................
     Payment of Preferred Stock dividends                     (11,689,000)                    --                  --
     ................................................................................................................
     Proceeds from stock options exercised                      1,982,000                     --                  --
     ................................................................................................................
     Proceeds from IPO, net                                    65,328,000                     --                  --
     ................................................................................................................
     Redemption of Preferred Stock                             (5,000,000)                    --                  --
     ................................................................................................................
     Purchase of treasury stock                                        --                     --             (33,000)
     ................................................................................................................
     Proceeds from Common Stock subscriptions receivable               --                     --             182,000
     ................................................................................................................
     Proceeds from sale of Preferred Stock                             --                     --           1,000,000
     ----------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) financing activities      28,937,000               (229,000)         15,649,000
     ----------------------------------------------------------------------------------------------------------------
     INCREASE (DECREASE) IN CASH
      AND CASH EQUIVALENTS                                     39,696,000               (366,000)            626,000
     ................................................................................................................
     CASH AND CASH EQUIVALENTS,
      BEGINNING OF YEAR                                           630,000                996,000             370,000
     ----------------------------------------------------------------------------------------------------------------
     CASH AND CASH EQUIVALENTS, END OF YEAR                  $ 40,326,000            $   630,000        $    996,000
     ----------------------------------------------------------------------------------------------------------------

                            See accompanying notes.


--------------------------------------------------------------------------------

                                     [26]

                              1996 ANNUAL REPORT
--------------------------------------------------------------------------------


                  Notes to Consolidated Financial Statements


                                    Note 1

                                     ____

                  Summary of Significant Accounting Policies

     DESCRIPTION OF BUSINESS AND ORGANIZATION   NOVA Corporation (the "Company"
     or "NOVA") is an integrated provider of transaction processing services, related software application products and value-added services primarily to small- to medium-sized merchants. The Company provides transaction processing support for all major credit and charge cards, including VISA, MasterCard, American Express, Discover, Diners Club and JCB, and also provides access to debit card processing and check verification services. The Company provides merchants with a broad range of transaction processing services, including authorizing card transactions at the point of sale, capturing and transmitting transaction data, effecting the settlement of payments and assisting merchants in resolving billing disputes with their customers.

          NOVA Corporation was incorporated in December 1995. NOVA Information Systems, Inc., a wholly owned subsidiary and predecessor to the Company ("NOVA Information Systems"), was incorporated in Georgia in February 1991. Effective December 1, 1995, the then current shareholders of NOVA Information Systems contributed to NOVA Corporation all of the shares of capital stock of NOVA Information Systems owned by them, thereby causing NOVA Information Systems to become a wholly owned subsidiary of NOVA Corporation.

          On October 30, 1995, NOVA entered into an agreement with First Union Corporation ("First Union") whereby First Union agreed to contribute its transaction processing assets, including those acquired by First Union through its acquisition of First Fidelity Bancorporation, to NOVA in exchange for 9,149,209 shares of NOVA's Common Stock. The transaction, which was consummated on January 31, 1996, is reflected in the accompanying financial statements since December 1, 1995, because, pursuant to the terms of the agreement, revenues since December 1, 1995, derived from the First Union assets have irrevocably accrued to the benefit of NOVA. The transfer of these nonmonetary assets, primarily terminals at merchant locations, by First Union has been accounted for at their historical cost of $2,411,000, because First Union is deemed under the rules and regulations of the Securities and Exchange Commission to be a promoter of NOVA.

     PRINCIPLES OF CONSOLIDATION   The consolidated financial statements include
     the accounts of NOVA Corporation and its wholly owned subsidiaries as if NOVA Corporation existed for all periods presented. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company has made business and customer base acquisitions and has accounted for them as purchase transactions, and, accordingly, the results of the acquired businesses or customer bases are included since the dates of acquisition.

     RECLASSIFICATIONS   Certain prior year items have been reclassified to
     conform to current year presentation.


--------------------------------------------------------------------------------

                                     [27]

                                NOVA CORPORATION
--------------------------------------------------------------------------------
                  Notes to Consolidated Financial Statements



     FISCAL YEAR The Company changed its fiscal year end from the last day of February to December 31, effective December 31, 1995.

     USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

     REVENUE AND COST RECOGNITION Revenues derived from the electronic processing of transactions (principally merchant discount) are recognized at the time the merchants' transactions are processed. Related commissions and processing charges are also recognized at that time.

          When the Company purchases merchant portfolios, it generally enters into revenue sharing agreements with sellers. The revenue sharing amounts are determined primarily based on sales volume processed for a particular group of merchants. The revenue sharing agreements generally have an initial term of at least three years with renewal provisions. Revenue is shown in the accompanying statements of operations net of revenue sharing amounts of $6,455,000, $5,446,000 and $3,547,000 for the year ended
     December 31, 1996, ten months ended December 31, 1995, and year ended February 28, 1995, respectively.

          Cost of service includes interchange fees paid to the credit card issuing-bank, communications costs, VISA and MasterCard assessments, and merchant accounting processing fees. These costs are recognized at the time the merchants' transactions are processed and the related revenue is recorded.

     RENTAL EQUIPMENT The Company rents POS equipment to merchants under month-to-month agreements. The rented equipment is capitalized and depreciated over three years. The cost of such equipment and accumulated depreciation at December 31, 1996, and December 31, 1995, included in property and equipment was as follows:

                                                   December 31,
     ---------------------------------------------------------------------------
                                               1996              1995
     ---------------------------------------------------------------------------
     Cost of equipment                       $5,796,000     $4,357,000
     ...........................................................................
     Less accumulated depreciation            2,939,000      1,626,000
     ---------------------------------------------------------------------------
                                             $2,857,000     $2,731,000
     ---------------------------------------------------------------------------

     ACCOUNTS RECEIVABLE Accounts receivable are primarily comprised of amounts due from the Company's clearing and settlement banks and represent the discount earned, after related interchange fees on transactions processed during the month ending on the balance sheet date. Such balances are received from the Company's clearing and settlement banks approximately 15 days following the end of each month.


--------------------------------------------------------------------------------

                                     [28]

                               1996 ANNUAL REPORT
--------------------------------------------------------------------------------
                   Notes to Consolidated Financial Statements


          The Company's merchant customers have liability for charges disputed by cardholders. However, in the case of merchant insolvency, bankruptcy or other nonpayment, the Company may be liable for any of such charges disputed by cardholders. The Company believes that the diversification of its merchant portfolio among industries and geographic regions minimizes its risk of loss. Based on its historical loss experience, the Company has established reserves for estimated credit losses on transactions processed.

     STOCK COMPENSATION The Company accounts for its stock option plans in accordance with Accounting Principles Board Opinion Number 25, "Accounting for Stock Issued to Employees" ("APB 25"). In accordance with APB 25, no compensation expense has been recognized, because the options had an exercise price equal to the market value of Common Stock on the day of grant. Refer to Note 10 regarding pro forma information provided pursuant to Financial Accounting Standard Board (FASB) Statement No. 123, "Accounting for Stock-Based Compensation."

     INVENTORY Inventory, which consists of electronic point-of-sale equipment, held for sale or rental to merchants, is stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

     CONVERSION COSTS The cost of converting acquired merchant portfolios from the seller's processing platform and telecommunications network to the Company's network is expensed as incurred.

     PROPERTY AND EQUIPMENT Property and equipment is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method for financial reporting purposes and primarily accelerated methods for tax purposes. For financial reporting purposes, equipment is depreciated over three to seven years and buildings are depreciated over 30 years. Leasehold improvements and property acquired under capital leases are amortized over the useful life of the asset or the lease term, whichever is shorter.

     INTANGIBLES The excess cost of businesses acquired is amortized on the straight-line basis over 30 years. Accumulated amortization at December 31, 1996, and December 31, 1995, was $1,552,000 and $1,058,000, respectively.

          Amortization of merchant and customer contracts (portfolios) is provided on a straight-line basis over a 10-year life, based on the Company's estimates of future merchant sales volumes. Accumulated amortization of portfolios was $8,174,000 and $5,451,000 at December 31, 1996, and December 31, 1995, respectively. The Company evaluates the reasonableness of the amortization period for its portfolios by monitoring the merchant sales volume processed for those merchants included in the portfolio at the acquisition date. The Company will adjust the amortization period of the portfolios if actual merchant sales volumes indicate a different amortization period is more appropriate.

          Management periodically evaluates intangibles for indications of impairment based on the operating results of the related business or merchant portfolio acquired. If this evaluation indicates that


--------------------------------------------------------------------------------

                                     [29]

                                NOVA CORPORATION
--------------------------------------------------------------------------------
                  Notes to Consolidated Financial Statements


     the intangible asset will not be recoverable, as determined based on the undiscounted cash flows related to the intangible asset over the remaining life of the asset, the carrying value of the related intangible asset will be reduced to fair value.

          The Company adopted Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121") on January 1, 1996. The adoption of SFAS 121 did not have any effect on the financial statements.

     SETTLEMENT OBLIGATIONS Settlement obligations result from timing differences in the Company's settlement processes with merchants.

     CASH AND CASH EQUIVALENTS For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

                                    NOTE 2

                                     ____

                             Business Acquisitions

     During the year ended December 31, 1996, and the 10 month period ending December 31, 1995, the Company made similar purchases from various banks and third parties for an aggregate purchase price of $4,095,000 and $3,476,000, respectively.

          During the fiscal year ended February 28, 1995, the Company purchased the rights and interests under certain merchant credit card processing agreements and the related assets and liabilities, primarily from the Bank of Boulder ("Boulder") for a purchase price which aggregated approximately $20,066,000.

          The following summarizes the allocation of the purchase price to the major categories of assets acquired and liabilities assumed resulting from the acquisitions:

                                            December 31,   December 31,  February 28,
     ----------------------------------------------------------------------------------
                                               1996           1995          1995
     ----------------------------------------------------------------------------------
     Current assets                         $         --    $  157,000   $   285,000
     ..................................................................................
      Property and equipment                          --        15,000       739,000
     ..................................................................................
      Non-compete agreement                      128,000       330,000       693,000
     ..................................................................................
      Excess cost of businesses acquired              --       354,000     9,623,000
     ..................................................................................
      Merchant and customer contracts          3,967,000     2,620,000     8,726,000
     ----------------------------------------------------------------------------------
                                               4,095,000     3,476,000    20,066,000
     ..................................................................................
      Liabilities assumed                             --            --       459,000
     ..................................................................................
      Notes payable to seller                    128,000       174,000     2,976,000
     ----------------------------------------------------------------------------------
      Net cash paid                          $ 3,967,000    $3,302,000   $16,631,000
     ----------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                     [30]

                              1996 ANNUAL REPORT
--------------------------------------------------------------------------------
                   Notes to Consolidated Financial Statements


          The merchant business of Boulder is included in the accompanying consolidated financial statements beginning November 1, 1994. The following unaudited pro forma summary presents the Company's results of operations as if the acquisition had occurred at the beginning of fiscal 1995. These pro forma results have been prepared for comparative purposes and do not purport to be indicative of what would have occurred had the acquisition been made at the beginning of fiscal 1995, or of the results which may occur in the future.

                                                             Year ended
                                                             February 28,
     ---------------------------------------------------------------------------
                                                                1995
     ---------------------------------------------------------------------------
     Revenues                                                  $128,157
     ...........................................................................
     Net loss                                                      (908)
     ...........................................................................
     Pro forma net loss per common share, assuming
      conversion of Preferred Stock as described in Note 12       (0.11)
     ...........................................................................

          The pro forma net income per common share results do not include adjustments for the expected reductions from certain third-party processing costs which will be realized as the portfolios are converted to the NOVA Network.


                                    NOTE 3

                                     _____

                             Property and Equipment

      Property and equipment at December 31, 1996, and 1995, consist of:

                                                            December 31,
     ---------------------------------------------------------------------------
                                                         1996          1995
     ---------------------------------------------------------------------------
     Land and building                               $   614,000   $   343,000
     ...........................................................................
     Equipment                                        13,247,000    10,293,000
     ...........................................................................
     Furniture and fixtures                            1,394,000     1,190,000
     ...........................................................................
     Leasehold improvements                            1,129,000       611,000
     ---------------------------------------------------------------------------
                                                      16,384,000    12,437,000
     ...........................................................................
     Less accumulated depreciation and amortization   (6,172,000)   (5,034,000)
     ---------------------------------------------------------------------------
                                                     $10,212,000   $ 7,403,000
     ---------------------------------------------------------------------------


--------------------------------------------------------------------------------

                                     [31]

                                NOVA CORPORATION
--------------------------------------------------------------------------------
                  Notes to Consolidated Financial Statements


                                    Note 4

                                     ____

                                 Income Taxes

     At December 31, 1996, the Company had available net operating loss carryforwards of approximately $2,174,000 for income tax purposes that will expire in years 2010 through 2012. In the 10 month period ended December 31, 1995, there was a $5,206,000 change in the valuation allowance which resulted in a reduction of the excess cost of business acquired of $228,000 as a result of deductible temporary differences acquired in businesses combinations. The remainder of $4,978,000 was included in the provision for income taxes. In assessing the likelihood of utilization of existing net deferred tax assets, management considered (a) its current operating environment, (b) results of future operations to generate sufficient taxable income and (c) the excess of its appreciated asset values over the related tax basis and, accordingly, has determined that it is more likely than not that the deferred tax assets at December 31, 1996, will be realized.

          Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                               December 31,
     -------------------------------------------------------------
                                            1996          1995
     -------------------------------------------------------------
     DEFERRED TAX LIABILITIES:
     .............................................................
     Property and equipment              $  426,000  $  129,000
     .............................................................
     Tax over book amortization              22,000      79,000
     .............................................................
     Other                                  411,000     305,000
     -------------------------------------------------------------
      Total deferred tax liabilities        859,000     513,000
     .............................................................
     DEFERRED TAX ASSETS:

     Start-up expenses                       10,000      74,000
     .............................................................
     Allowance for doubtful accounts      1,348,000     424,000
     .............................................................
     Accrued liabilities                    305,000     130,000
     .............................................................
     Credit carryforwards                    39,000          --
     .............................................................
     Net operating loss carryforwards       848,000   4,621,000
     .............................................................
      Total deferred tax assets           2,550,000   5,249,000
     -------------------------------------------------------------
     Net deferred taxes                  $1,691,000  $4,736,000
     -------------------------------------------------------------

--------------------------------------------------------------------------------

                                     [32]

                              1996 ANNUAL REPORT
--------------------------------------------------------------------------------
                  Notes to Consolidated Financial Statements


   The components of the provision (benefit) for income taxes are as follows:

                                        Year ended       10 month period ended           Year ended
                                       December 31,           December 31,              February 28,
     --------------------------------------------------------------------------------------------------
                                           1996                   1995                      1995
     --------------------------------------------------------------------------------------------------
     Current:
     ..................................................................................................
      Federal                           $ 1,541,000                      --                      --
     ..................................................................................................
      State                                 178,000                      --                      --
     ..................................................................................................
     Deferred:
     ..................................................................................................
      Federal                             2,638,000                 871,000                (262,000)
     ..................................................................................................
      State                                 407,000                  50,000                 (21,000)
     ..................................................................................................
      Change in valuation allowance              --              (4,978,000)                283,000
     --------------------------------------------------------------------------------------------------
                                        $ 4,764,000      $       (4,057,000)            $        --
     --------------------------------------------------------------------------------------------------

     The provision (benefit) for income taxes differs from the amount computed by applying the federal statutory rate to income before provision for income taxes for the following reasons:

                                                                Year ended       10 month period ended           Year ended
                                                               December 31,           December 31,              February 28,
     --------------------------------------------------------------------------------------------------------------------------
                                                                   1996                   1995                      1995
     --------------------------------------------------------------------------------------------------------------------------
     Provision (benefit) for income taxes at statutory rate     $ 4,211,000             $    282,000            $(412,000)
     ..........................................................................................................................
     Amortization of excess cost of businesses acquired              57,000                   48,000               57,000
     ..........................................................................................................................
     Change in valuation allowance                                       --               (4,978,000)                  --
     ..........................................................................................................................
     State income taxes, net of federal tax benefit                 381,000                   33,000              (14,000)
     ..........................................................................................................................
     Other                                                          115,000                  558,000              369,000
     --------------------------------------------------------------------------------------------------------------------------
                                                                 $4,764,000              $(4,057,000)           $      --
     --------------------------------------------------------------------------------------------------------------------------

                                     NOTE 5

                                     _____

                                Capitalization

     PREFERRED STOCK The Company is authorized to issue 5,000,000 shares of Preferred Stock in one or more series with such designations, powers, preferences, rights, qualifications, limitations and restrictions as may be fixed by the Board of Directors.

          On May 8, 1996, upon consummation of the Company's initial public offering, the Series A, B and C Preferred Stock totaling 28,571 shares were converted into 11,876,218 shares of Common Stock. In addition, the Company redeemed the 5,000 shares of Series D Preferred Stock for $5,000,000 on May 8, 1996.


--------------------------------------------------------------------------------

                                     [33]

                                NOVA CORPORATION
--------------------------------------------------------------------------------
                  Notes to Consolidated Financial Statements


          Cumulative dividends of $11,689,000 were paid to holders of Preferred Stock concurrent upon the liquidation of all series of Preferred Stock.

          Effective December 1, 1995, all outstanding warrants held by two principal investors to purchase 1,177,600 shares of Common Stock at prices from $2.34 -$8.20 per share were exchanged for 557,616 shares of the Company's Common Stock. The fair value of the shares issued in exchange for the warrants was based upon the value of the shares inherent in the First Union transaction, which approximated market value. No compensation or distributions were recorded with respect to the exchange.

                                     NOTE 6

                                     ____

                          Long-Term Debt Obligations

     Long-term debt obligations at December 31, 1996 and 1995, consist of:

                                                                                       December 31,
     ------------------------------------------------------------------------------------------------------------
                                                                                  1996              1995
     ------------------------------------------------------------------------------------------------------------
     Term loan payable to bank, due in quarterly principal installments of
      $792,000. Interest is payable quarterly at rates based on Eurodollars    $      --            $  11,083,000
     ............................................................................................................
     Acquisition loan payable to bank, due in equal quarterly installments of $760,000, beginning March 1997. Interest is payable quarterly
      at rates based on Eurodollars                                                    --               7,600,000
     ............................................................................................................
     Line of credit, due in equal quarterly installments of $95,000, beginning March 1997. Interest is payable quarterly at rates
      based on Eurodollars                                                             --                 950,000
     ............................................................................................................
     Non-compete payable to The Bank of Boulder, discounted at an effective rate of 9% and due in equal annual installments
      of $180,000 through 1999                                                    459,000                 587,000
     ............................................................................................................
     Note payable to former owner of a business acquired,
      discounted at an effective rate of 9% and due in varying
      payments through 1996                                                            --                 574,000
     ............................................................................................................
     Other                                                                        182,000                 320,000
     ............................................................................................................
     Capital lease obligations (Note 7)                                           725,000               1,808,000
     ------------------------------------------------------------------------------------------------------------
     Total long-term debt obligations                                           1,366,000              22,922,000
     ------------------------------------------------------------------------------------------------------------
     Less amounts due within one year                                             507,000               5,184,000
     ------------------------------------------------------------------------------------------------------------
     Long-term debt obligations                                                $  859,000           $  17,738,000
     ------------------------------------------------------------------------------------------------------------

          The annual aggregate maturities of long-term obligations, excluding capital lease obligations, at December 31, 1996, are as follows:


     1997                                                                                           $     227,000
     ............................................................................................................
     1998                                                                                                 247,000
     ............................................................................................................
     1999                                                                                                 167,000
     ------------------------------------------------------------------------------------------------------------
                                                                                                    $     641,000
     ------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                                     [34]

                              1996 ANNUAL REPORT
--------------------------------------------------------------------------------
                  Notes to Consolidated Financial Statements


     The Company entered into an agreement in 1994, which was amended on January 31, 1996, and May 1, 1996, for aggregate loans of up to $36,083,000. Term loans of $11,083,000 and a combination of revolving loans, letters of credit and acquisition loans aggregating $25,000,000 ($10,000,000 on June 30, 1997) are available under the agreement. Amounts drawn under the revolving loans and letters of credit are not to exceed $20,000,000 and $5,000,000, respectively. Funds may be drawn until June 30, 1999, or until the aggregate borrowing limit has been reached. The Company pays a quarterly commitment fee in arrears at .25% per annum on the average daily unused portion of the funds available for revolving loans, letters of credit and acquisition loans, and .75% per annum on the outstanding letter of credit balance. As of December 31, 1996, no borrowings exist under this agreement.

     Borrowings under the loan agreement are collateralized by substantially all the assets of the Company. The loan agreement contains restrictive covenants which include, among other items, maintenance of specified ratios of EBITDA (earnings before interest, taxes, depreciation and amortization) to fixed charges and funded debt, minimum tangible net worth requirements and restrictions on the payment of dividends and capital expenditures.

                                    Note 7

                                     ____

                               Lease Obligations

The Company leases office facilities and equipment under non-cancelable capital lease agreements. The Company also has entered into non-cancelable operating leases covering certain other equipment and office facilities. Rental expense for the year ended December 31, 1996, the 10 month period ended December 31, 1995, and year ended February 28, 1995, was approximately $912,000, $509,000 and $363,000, respectively.

     Asset balances for property acquired under capital leases included in property and equipment consist of:

                                                       December 31,
--------------------------------------------------------------------------------
                                                1996                1996
--------------------------------------------------------------------------------
Building                                     $  273,000          $  273,000
 ................................................................................
Equipment                                     1,658,000           2,573,000
 ................................................................................
                                              1,931,000           2,846,000
 ................................................................................
Less accumulated depreciation                 1,409,000           1,130,000
 ................................................................................
                                             $  522,000          $1,716,000
 ................................................................................

--------------------------------------------------------------------------------

                                     [35]

                               NOVA CORPORATION
--------------------------------------------------------------------------------
                  Notes to Consolidated Financial Statements


Future minimum lease payments for all non-cancelable leases at December 31, 1996, are summarized below:

--------------------------------------------------------------------------------
                                           Operating Leases  Capital Leases
--------------------------------------------------------------------------------
Year ending December 31,
1997                                             $1,234,000        $347,000
 ................................................................................
1998                                              1,275,000         160,000
 ................................................................................
1999                                              1,084,000         151,000
 ................................................................................
2000                                              1,081,000          95,000
 ................................................................................
2001                                                926,000          70,000
 ................................................................................
Thereafter                                          157,000         116,000
 ................................................................................
Total future minimum lease payments              $5,757,000        $939,000
 ................................................................................
Less amount representing interest                                   214,000
 ................................................................................
Present value of minimum lease payments                             725,000
 ................................................................................
Less amounts due within one year                                    280,000
 ................................................................................
Long-term obligations under capital leases                         $445,000
 ................................................................................

                                    Note 8

                                     ____

                                 Contingencies

The Company is, from time to time, subject to claims and suits arising in the ordinary course of its business. In the opinion of management, the ultimate resolution of any such pending matters will not have a material effect on the Company's financial position and results of operations.

--------------------------------------------------------------------------------

                                     [36]

                               1996 ANNUAL REPORT
--------------------------------------------------------------------------------
                  Notes to Consolidated Financial Statements


                                    Note 9

                                     ____

                      Supplemental Cash Flow Information

 Supplemental cash flow disclosures, including non-cash investing and financing activities, are:

                                                Year ended    10 month period ended        Year ended
                                               December 31,        December 31,           February 28,
------------------------------------------------------------------------------------------------------
                                                   1996               1995                   1995
------------------------------------------------------------------------------------------------------
Interest paid                                    $1,178,000       $2,251,000               $  971,000
 ......................................................................................................
Income taxes paid                                   230,000               --                       --
 ......................................................................................................
Acquisition of equipment in exchange for
 debt or capital leases                                  --          383,000                1,773,000
 ......................................................................................................
Note payable issued in conjunction with
 business acquisition                               128,000          174,000                2,976,000
 ......................................................................................................
Transfer of transaction processing assets,
 primarily terminals at merchant locations,
 in exchange for Common Stock                            --        2,411,000                       --
 ......................................................................................................

                                    Note 10

                                     ____

                              Stock Option Plans

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model, with the following weighted-average assumptions for 1996: risk-free interest rate of 6.08%; a dividend yield of 0%; volatility factors of the expected market price of the Company's Common Stock of
0.692 and a weighted-average expected life of the option of seven years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price

--------------------------------------------------------------------------------

                                     [37]

                               NOVA CORPORATION
--------------------------------------------------------------------------------
                  Notes to Consolidated Financial Statements


volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

--------------------------------------------------------------------------------
                                                        1996
--------------------------------------------------------------------------------
Pro forma net income                               $6,824,000
 ................................................................................
Pro forma earnings per share:
 Primary and fully diluted                                .23
 ................................................................................

     The effect of applying Statement 123's fair-value method to the Company's stock-based awards granted in 1995 results in net income and earnings per share that are not materially different from amounts reported, because the Company elected to use the minimum value method allowed under Statement 123 for non-public companies. Statement 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1999.

     A description and summary of the Company's stock option plans and activity follows:

     The Company has reserved 3,100,000 common shares related to options and 550,000 shares related to stock appreciation rights, pursuant to its 1991 stock option and stock appreciation rights plan. The plan is administered by a committee of the Board of Directors, which determines the number of shares to be granted and the option price per share. Each option expires 10 years from the grant date. The options may be exercised in 20% increments annually, beginning on March 1 following the date of grant. No options or rights shall be granted under the Plan after November 2, 2001. No appreciation rights have been granted.

     A summary of the Company's stock option activity, and related information, follows:

--------------------------------------------------------------------------------
                                                            Weighted-Average
                                      Number of Options      Exercise Price
--------------------------------------------------------------------------------
Balance at March 1, 1994             1,927,808              $    1.18
 ................................................................................
 Granted                             1,087,357                   1.18
 ................................................................................
 Terminated                           (142,976)                  1.18
 ................................................................................
Balance at February 28, 1995         2,872,189                   1.18
 ................................................................................
 Granted                                64,000                   2.34
 ................................................................................
 Terminated                            (24,320)                  1.18
 ................................................................................
Balance at December 31, 1995         2,911,869                   1.21
 ................................................................................
 Terminated                            (31,029)                  1.18
 ................................................................................
 Exercised                          (1,673,432)                  1.18
 ................................................................................
Balance at December 31, 1996         1,207,408                   1.24
 ................................................................................
Exercisable at December 31, 1996        26,979                   1.18
 ................................................................................

--------------------------------------------------------------------------------

                                     [38]

                               1996 ANNUAL REPORT
--------------------------------------------------------------------------------
                   Notes to Consolidated Financial Statements


     Exercise prices for options outstanding as of December 31, 1996, ranged from $1.18 to $2.34. The weighted-average remaining contractual life of those options is 7.5 years.

     The Company has reserved 2,000,000 shares of Common Stock for issuance under the 1996 Employees Stock Incentive Plan related to Incentive Stock Options, Non-qualified Stock Options, stock appreciation rights and restricted stock awards. The shares subject to options can be purchased, and rights exercised, in 25% increments at the end of each of the four years subsequent to the date of grant. The option price per share for Incentive Stock Options cannot be less than the fair market value of the Common Stock on the date the option is granted. Each option expires 10 years after the date of grant.

     A summary of the Company's stock option activity, and related information, follows:

--------------------------------------------------------------------------------
                                                            Weighted-Average
                                      Number of Options      Exercise Price
--------------------------------------------------------------------------------
Balance at December 31, 1995                   --
 ................................................................................
 Granted                                  666,890                $  19.51
 ................................................................................
 Terminated                               (57,420)                  25.57
 ................................................................................
Balance at December 31, 1996              609,470                   18.94
 ................................................................................
Exercisable at December 31, 1996               --
 ................................................................................
Weighted-average fair value of options
 granted during the year                                            13.46
 ................................................................................

     Exercise prices for options outstanding as of December 31, 1996, ranged from $18.75 to $19.00. The weighted-average remaining contractual life of those options is ten years.

     On October 17, 1996, the Company adopted the NOVA Corporation 1996 Directors Stock Option Plan, and reserved 150,000 shares of Common Stock for issuance pursuant to this plan. Stock options granted under this plan are exercisable in 25% increments at the end of each of the four years subsequent to the date of grant. Options are granted at a purchase price per share no less than the market value per share on the grant date. Options totaling 3,000 were granted in 1996 at an option price of $30.50. The weighted-average fair value of the options granted was $12.20. As of December 31, 1996, no options had been exercised.

                                    Note 11

                                     ____

                              Stock Subscriptions

Stock subscriptions for 768,000 shares of Common Stock were issued in 1992. The Company canceled subscriptions for 384,000 during 1993, and the remainder during 1994, and refunded all amounts previously paid toward the subscriptions, including interest, at the time of cancellation. Concurrently, the shares previously under subscription were granted to the former subscribers as compensation. Compensation expense of $146,000 was recognized in 1994, related to these transactions.

     Stock subscriptions for 153,600 shares were issued during 1994, and paid during 1995.

--------------------------------------------------------------------------------

                                     [39]

                                NOVA CORPORATION
--------------------------------------------------------------------------------
                  Notes to Consolidated Financial Statements


                                    Note 12

                                     ____

                             Pro Forma Information

Pro forma net income (loss) per common share is based on net income attributable to holders of the Company's Common Stock (net income less dividends on Series D Preferred Stock of $230,000 and $489,000 and 535,000 for the year ended December 31, 1996, and the 10 month period ended December 31, 1995, and the year ended February 28, 1995, respectively) and the weighted-average number of common and common equivalent shares outstanding during the respective periods, assuming the conversion of Series A, B and C Convertible Preferred Stock into Common Stock. Dilutive common equivalents consist of stock options (calculated using the treasury-stock method). Pursuant to the requirements of the Securities and Exchange Commission, common shares and common equivalent shares issued at prices below the public offering price of $19.00 per share during the 10 months immediately preceding the date of the initial filing of the Registration Statement have been included in the calculation of common shares and common shares equivalents, using the treasury-stock method, as if they were outstanding for all periods presented. Weighted-average shares outstanding do not include Common Stock equivalents which are anti-dilutive. All common share and per share data, except par value per share, have been retroactively adjusted to reflect the 2.56-for-one stock split effected in the form of a stock dividend of the Company's Common Stock, effective February 1996.

                                    Note 13

                                     ____

                          Net Income (Loss) Per Share

     The historical net income (loss) per common share amounts, as required by generally accepted accounting principles, which do not give effect to the pro forma amounts described in Note 12, are as follows:

                                                         Year ended   10 month period ended      Year ended
(In thousands, except per share data)                   December 31,      December 31,          February 28,
------------------------------------------------------------------------------------------------------------
                                                            1996            1995                    1995
------------------------------------------------------------------------------------------------------------
Net income (loss)                                       $    7,267    $     4,887               $(1,213)
 ............................................................................................................
Less undeclared Preferred Stock dividends                   (1,486)        (3,178)               (3,507)
 ............................................................................................................
Net income (loss) applicable to common shares           $    5,781    $     1,709               $(4,720)
 ............................................................................................................
Net income (loss) per common share - primary            $     0.24    $      0.38               $ (2.73)
 ............................................................................................................
Weighted average common and common equivalent
 shares outstanding - primary                               24,483          4,454                 1,727
 ............................................................................................................
Net income (loss) per common share - fully diluted         $  0.25    $      0.27               $ (2.73)
 ............................................................................................................
Weighted average common and common equivalent
 shares outstanding - fully diluted                         28,604         16,330                 1,727
 ............................................................................................................

--------------------------------------------------------------------------------

                                     [40]

                               1996 ANNUAL REPORT
--------------------------------------------------------------------------------
                  Notes to Consolidated Financial Statements


     The effect of the Preferred Stock conversion in the calculation of the 1996 fully diluted income per common share is anti-dilutive. Accordingly, primary and fully diluted income per common share for 1996 are the same.

     Of the net proceeds from the sale of shares of Common Stock offered by the Company in the Initial Public Offering ("IPO"), approximately $15.7 million were used to repay aggregate bank borrowings, including accrued interest, $700,000 to pay accrued Preferred Stock dividends on the Series D Preferred Stock earned through March 1, 1995, and $5.0 million to redeem the Series D Preferred Stock. In addition, upon consummation of the IPO, the Series A, B and C Preferred Stock were converted into 11,876,218 shares of Common Stock. Assuming the conversion of the Series A, B and C Preferred Stock and the issuance and sale of only that number of shares of Common Stock which would generate net proceeds sufficient to repay the above indebtedness and assuming that such indebtedness had been repaid as of March 1, 1995, supplementary pro forma net income per common share for 1996 and 1995 would have been $0.26 and $0.36, respectively. For purposes of this computation, the weighted-average number of shares of Common Stock outstanding during the periods ended December 31, 1996, and 1995 is 28,994,500 and 17,455,859, respectively.

                                    Note 14

                                     ____

                          Related Party Transactions

The Company paid one of its shareholders $1,817,000, $1,220,000 and $901,000 in the year ended December 31, 1996, the 10 months ended December 31, 1995, and the year ended February 28, 1995, respectively, relating to the Company's utilization of a shareholder's telecommunications network.

     The Company paid another of its shareholders $9,532,000 and $943,000 in the year ended December 31, 1996, and the 10-month period ended December 31, 1995, respectively, relating to the Company's utilization of the shareholder's labor force during conversion, as well as fees paid for certain transaction processing expenses.

     The Company received $1,154,000 of interest income from one of its shareholders in the year ended December 31, 1996.

                                    Note 15

                                     ____

                                Retirement Plan

The Company maintains the NOVA Information Systems, Inc. 401(k) and Profit Sharing Plan (the "Plan"), which covers substantially all eligible employees of the Company. Under the Plan, the Company may match a percentage of employee contributions. The Company may also make a profit sharing contribution to the Plan on behalf of eligible employees. During the year ended December 31, 1996, and the 10 months ended December 31, 1995, contribution expenses related to the Plan were not significant.

--------------------------------------------------------------------------------

                                     [41]

                                NOVA CORPORATION
--------------------------------------------------------------------------------
                   Notes to Consolidated Financial Statements


                                    Note 16

                                     ____

                             Financial Instruments

The Company's financial instruments at December 31, 1996 and 1995, consist primarily of cash and cash equivalents, loans payable to a bank and a short-term note payable. Due to the short maturities of the cash, cash equivalents and note payable, carrying amounts approximate the respective fair values. The loans payable are variable rate instruments at terms the Company believes would be available if similar financing were obtained from another third party. As such, their carrying amounts also approximate their fair value.

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of trade accounts receivable and cash investments. Concentrations of credit risk with respect to trade accounts receivable are limited, due to the large number of entities comprising the Company's customer base. The Company performs ongoing credit evaluations of their customers' financial condition. The Company's cash and cash equivalents at December 31, 1996, are primarily held at one financial institution. However, the Company believes the credit risk is limited, due to the credit standing of the financial institution. In addition, since the amounts are invested in cash equivalents, there is limited market risk (such as a reduction in the fair value of investment securities due to rising interest rates).

                                    Note 17

                                     ____

                  Quarterly Financial Information (Unaudited)

                           1996 calendar quarter ended            1995 calendar quarter ended
                     -----------------------------------    ------------------------------------------
(in thousands)       Mar. 31  June 30  Sept. 30  Dec. 31    Mar. 31   June 30   Sept. 30  Dec. 31/(1)/
                     -----------------------------------    ------------------------------------------
Revenues             $60,199  $67,568   $70,459  $67,603    $29,841   $34,170    $37,554  $46,259
 .......................................................................................................
Cost of service       46,634   52,624    55,223   53,114     23,754    26,724     29,162   35,660
 .......................................................................................................
Net income (loss)      1,115    1,439     2,344    2,264     (1,599)     (440)       400    5,221/(2)/
 .......................................................................................................
Pro forma net income
 (loss) per share       0.04     0.05      0.08     0.08      (0.13)    (0.04)      0.02     0.26/(2)/
-------------------------------------------------------------------------------------------------------

(1) Includes revenues related to the December 1995 processing of the First Union Alliance merchant portfolios aggregating approximately $9.5 million, together with related First Union costs reimbursed by the Company derived from the transaction processing assets transferred to the Company.

(2)  Includes a one-time tax benefit of $5.0 million or $0.24.

     The Company has experienced, and expects to continue to experience, significant seasonality in its business. The Company typically realizes higher revenues in the third calendar quarter and lower revenues in the first calendar quarter, reflecting increased transaction volumes during the Summer months and a significant decrease in transaction volume during the period immediately following the holiday season. Quarterly results are also affected by the timing of acquisitions and the timing and magnitude of expenses for merchant portfolio conversions. Therefore, the results reported in the table above do not necessarily indicate the Company's normal seasonal trends.

--------------------------------------------------------------------------------

                                     [42]

                               1996 ANNUAL REPORT
--------------------------------------------------------------------------------

                        Report of Independent Auditors

        To the Board of Directors and Shareholders of NOVA Corporation:

     We have audited the accompanying consolidated balance sheets of NOVA Corporation as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for the year ended December 31, 1996, the 10-month period ended December 31, 1995, and for the year ended February 28, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NOVA Corporation at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for the year ended December 31, 1996, the 10-month period ended December 31, 1995, and for the year ended February 28, 1995, in conformity with generally accepted accounting principles.

                                                           /s/ Ernst & Young LLP


Atlanta, Georgia
February 18, 1997

--------------------------------------------------------------------------------

                                     [43]

                               NOVA CORPORATION
--------------------------------------------------------------------------------

                     Selected Consolidated Financial Data

     The following table sets forth selected consolidated financial data for the Company as of, and for the two years ended December 31, 1996 and the three years ended February 28 or 29, 1995. Such selected consolidated financial data have been derived from the Company's Consolidated Financial Statements and notes thereto, which have been audited by Ernst & Young LLP, independent auditors. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto, appearing elsewhere in this Annual Report. The Company changed its fiscal year end from the last day of February to December 31, effective December 31, 1995. For financial reporting purposes, the 10-month period ended December 31, 1995, is considered an annual period.

                                                                      10 month period
                                                       Year ended          ended                     Year ended
                                                       December 31,     December 31,              February 28 or 29,
                                                       ------------     ------------       ------------------------------------
(in thousands, except per share and merchant data)         1996          1995/(1)/         1995         1994         1993
Statement of Operations Data:

Revenues                                              $   265,829     $  129,035           $   93,592   $   68,213   $   37,230
 ....................................................................................................................................

Cost of service                                           207,595        100,375               74,032       54,984       30,206
 ....................................................................................................................................

Conversion costs                                            6,395          3,441                1,827        2,080        1,472
 ....................................................................................................................................

Selling, general and administrative                        32,952         17,795               14,091       12,419        9,327
 ....................................................................................................................................

Depreciation and amortization                               6,982          4,635                3,887        2,661        1,646
 ....................................................................................................................................

Operating income (loss)                                    11,905          2,789                 (245)      (3,931)      (5,421)
 ....................................................................................................................................

Interest expense, (income), net                              (126)         1,959                  968          211          996
 ....................................................................................................................................

Income (loss) before provision for
 income taxes                                              12,031            830               (1,213)      (4,142)      (6,417)
 ....................................................................................................................................

Provision (benefit) for income taxes                        4,764         (4,057)                  --           --           --
 ....................................................................................................................................

Net income (loss)/(2)/                                $     7,267     $    4,887           $   (1,213)  $   (4,142)  $   (6,417)
 ....................................................................................................................................

Pro forma net income (loss) per common
 and common equivalent share/(3)/                           $0.25          $0.24               $(0.13)          --           --
 ....................................................................................................................................

Pro forma weighted average
 common and common equivalent
 shares outstanding/(4)/                                   28,604         18,024               13,603           --           --
 ....................................................................................................................................

Other Data:

Merchant sales volume processed                       $11,925,126     $5,975,013           $4,131,071   $2,871,793   $1,409,861
 ....................................................................................................................................

Merchant locations at period end                           82,906         77,884               43,980       24,838       19,179
 ....................................................................................................................................

Balance Sheet Data (at period end):

Total assets                                          $   107,705     $   61,001           $   47,823   $   26,437   $   27,879
 ....................................................................................................................................

Long-term debt and capital lease
 obligations, less current portion                            859         17,738               16,694        1,950        2,339
 ....................................................................................................................................

Total shareholders' equity                                 84,882         26,017               18,719       18,783       19,079
------------------------------------------------------------------------------------------------------------------------------------


(1) Revenues and net income for the 12 months ended December 31, 1995, were $147.8 million and $3.6 million, respectively.

(2) Net income for the 10-month year ended December 31, 1995, reflects the reduction of valuation allowance against deferred taxes of $5.0 million, the benefits of which have been recognized in the provision for income taxes. See Note 4 to the Company's Consolidated Financial Statements.

(3) Pro forma net income per share gives effect to the Preferred Stock Transaction as if it had occurred as of March 1, 1994. See Note 12 to the Company's Consolidated Financial Statements.

(4)  See Note 12 to the Company's Consolidated Financial Statements.

--------------------------------------------------------------------------------

                                     [44]

                              1996 ANNUAL REPORT
--------------------------------------------------------------------------------

                            SHAREHOLDER INFORMATION


Corporate Address and Phone
     NOVA Corporation
     One Concourse Parkway
     Suite 300
     Atlanta, Georgia 30328
     (770) 396-1456
     Website:www.novainfo.com

Independent Auditors
     Ernst & Young LLP
     600 Peachtree Street
     Atlanta Georgia 30308
     (404) 874-8300

Form 10-K and Investor Contact
     A copy of NOVA's Annual Report on Form 10-K for 1996 (without exhibits) is available from the Company at no charge. Requests for the Annual Report on Form 10-K and other investor information should be addressed to Susan Logan Howard
     Manager, Shareholder Relations
     NOVA Corporation
     One Concourse Parkway
     Suite 300
     Atlanta, Georgia 30328
     (770) 396-1456

Financial Inquires Contact
     Financial analysts and professional investment managers are invited to contact:
     James M. Bahin,
     Vice Chairman, Chief Financial Officer and Secretary
     NOVA Corporation
     One Concourse Parkway
     Suite 300
     Atlanta Georgia 50528
     (770) 396-1456

Annual Shareholders Meeting
     The 1997 Annual Meeting of Shareholders will be held on Monday May 14, 1997 at 10:00 a.m. at the offices of the Company. Proxies for the meeting of Shareholders are being solicited by the Board of Directors. A formal notice of the meeting, proxy statement and proxy card have been mailed with the 1996 Annual Report to Shareholders.

Common Stock Listing
     The Common Stock of NOVA Corporation is traded on the New York Stock Exchange under the ticker symbol "NIS". It appears in newspaper financial listings as "NOVA Cpn."

Shareholders of Record and Shares Outstanding
     As of March 14, 1997, there were approximately 55 shareholders of record and 28,814,905 shares outstanding.

Transfer Agent and Registrar
     First Union National Bank of North Carolina
     230 South Tryon Street
     CMC 11
     Charlotte, North Carolina 28288
     (704) 374-6718

Quarterly Stock Prices
     The following table reflects the quarterly high and low closing sales prices as reported in the listing of the NYSE composite transactions for shares of the Company's Common Stock for fiscal 1996 beginning as of May 8, 1996 (the first date of public trading on the New York Stock Exchange).

The Company has never paid cash dividends on its Common Stock. The current policy of the Company's Board of Directors is to retain any available earnings for use in the operation and expansion of the Company's business. Therefore, no payment of cash dividends on the Common Stock is likely in the foreseeable future. The Company's loan agreement restricts the payment of dividends. See
Note 6 to the accompanying Consolidated Financial Statements of the Company.

--------------------------------------------------------------------------------
Quarter ended                           HIGH                          LOW
--------------------------------------------------------------------------------
June 30, 1996                           $  38.875                     $  26.250
September 30, 1996                      $  35.500                     $  28.250
December 31, 1996                       $  33.250                     $  18.250