Form 10-K/A, Exhibit 13
period 1996-12-31
NOVA CORP \GA\
filed 1997-04-16
CIK 1009918

                                                                      EXHIBIT 13

                              1996 ANNUAL REPORT
--------------------------------------------------------------------------------


                              Index to Financials

                                     ____


          Selected Consolidated Financial Data
          ........................................................    16

          Management's Discussion and Analysis
          of Financial Condition & Results of Operations
          ........................................................    17

          Consolidated Balance Sheets
          ........................................................    24

          Consolidated Statements of Operations
          ........................................................    25

          Consolidated Statements of Shareholders' Equity
          ........................................................    26

          Consolidated Statements of Cash Flows
          ........................................................    27

          Notes to Consolidated Financial Statements
          ........................................................    28

          Report of Independent Auditors
          ........................................................    45



--------------------------------------------------------------------------------

                                     [15]

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

                                                                      10-month period
                                                       Year ended          ended                     Year ended
                                                       December 31,     December 31,              February 28 or 29,
(in thousands, except                                  ------------     ------------       ------------------------------------
 per share and merchant location data)                      1996          1995/(1)/             1995         1994         1993
Statement of Operations Data:

Revenues                                              $   265,829     $  129,035           $   93,592   $   68,213   $   37,230
 ....................................................................................................................................

Cost of service                                           207,595        100,375               74,032       54,984       30,206
 ....................................................................................................................................

Conversion costs                                            6,395          3,441                1,827        2,080        1,472
 ....................................................................................................................................

Selling, general and administrative                        32,952         17,795               14,091       12,419        9,327
 ....................................................................................................................................

Depreciation and amortization                               6,982          4,635                3,887        2,661        1,646
 ....................................................................................................................................

Operating income (loss)                                    11,905          2,789                 (245)      (3,931)      (5,421)
 ....................................................................................................................................

Interest expense, (income), net                              (126)         1,959                  968          211          996
 ....................................................................................................................................

Income (loss) before provision for
 income taxes                                              12,031            830               (1,213)      (4,142)      (6,417)
 ....................................................................................................................................

Provision (benefit) for income taxes                        4,764         (4,057)                  --           --           --
 ....................................................................................................................................

Net income (loss)/(2)/                                $     7,267     $    4,887           $   (1,213)  $   (4,142)  $   (6,417)
 ....................................................................................................................................

Pro forma net income (loss) per common
 and common equivalent share/(3)/                           $0.25          $0.24               $(0.13)          --           --
 ....................................................................................................................................

Pro forma weighted average
 common and common equivalent
 shares outstanding/(4)/                                   28,604         18,024               13,603           --           --
 ....................................................................................................................................

Other Data:

Merchant sales volume processed                       $11,925,126     $5,975,013           $4,131,071   $2,871,793   $1,409,861
 ....................................................................................................................................

Merchant locations at period end                           82,906         77,884               43,980       24,838       19,179
 ....................................................................................................................................

Balance Sheet Data (at period end):

Total assets                                          $   107,705     $   61,001           $   47,823   $   26,437   $   27,879
 ....................................................................................................................................

Long-term debt and capital lease
 obligations, less current portion                            859         17,738               16,694        1,950        2,339
 ....................................................................................................................................

Total shareholders' equity                                 84,882         26,017               18,719       18,783       19,079
------------------------------------------------------------------------------------------------------------------------------------


(1) Revenues and net income for the 12 months ended December 31, 1995, were $147.8 million and $3.6 million, respectively.

(2) Net income for the 10-month period ended December 31, 1995, reflects the reduction of valuation allowance against deferred taxes of $5.0 million, the benefits of which have been recognized in the provision for income taxes. See Note 4 to the Company's Consolidated Financial Statements.

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


--------------------------------------------------------------------------------

                                     [16]

                               1996 ANNUAL REPORT
--------------------------------------------------------------------------------

                     Management's Discussion and Analysis


          The Company changed its fiscal year end from the last day of February to December 31, effective December 31, 1995. Accordingly, the following discussion of results of operations includes a comparison of the 12-month year ended December 31, 1996, with the 10-month period ended December 31, 1995; and the 10-month period ended December 31, 1995, with the 10-month period ended December 31, 1994.


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

                                    Expenses

     Cost of service includes all costs directly attributable to the Company's provision of services to its merchant customers. The most significant component of cost of service includes interchange and assessment fees, which are amounts charged by the credit card associations for clearing services, advertising and other expenses. Interchange and assessment fees are billed primarily as a percent of dollar volume processed and, to a lesser extent, as a per-transaction fee. Cost of service also includes charges paid to third parties for point-of-sale ("POS") network service (for merchant customers acquired but not yet converted to the NOVA Network), merchant accounting and settlement fees paid to third-party vendors, cost of equipment leased, rented or sold, NOVA Network costs and other operating expenses.

          Conversion costs include costs incurred to convert the acquired portfolios to the NOVA Network and operating systems. These costs include expenses related to reprogramming point-of-sale terminals ("POS Terminals") at merchant locations, duplicate costs to process transactions, unfavorable contract payments for transaction authorizations and independent contractor fees.

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

                             Results of Operations

The following table sets forth for the periods indicated the percentage of revenues represented by certain items on the Company's consolidated statements of operations:


                         Percentage of Total Revenues


                                                                     10-month        10-month
                                                   Year ended      period ended    period ended          Year ended
                                                   December 31,    December 31,    December 31,        February 28,
                                                 ----------------  ------------------------------  ---------------------
                                                       1996            1995            1994          1995         1994
                                                 ----------------  ------------------------------  ---------------------
Revenues                                               100.0%         100.0%         100.0%         100.0%       100.0%
 ........................................................................................................................
Cost of service                                         78.1           77.8           78.9           79.1         80.6
 ........................................................................................................................
Conversion costs                                         2.4            2.7            1.2            2.0          3.0
 ........................................................................................................................
Selling, general and administrative                     12.4           13.8           15.0           15.1         18.3
 ........................................................................................................................
Depreciation and amortization                            2.6            3.6            3.9            4.2          3.9
------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                  4.5            2.2            1.0           (0.3)        (5.8)
 ........................................................................................................................
Interest expense, net                                    0.0            1.5            0.8            1.0          0.3
------------------------------------------------------------------------------------------------------------------------
Income (loss) before provision for income taxes          4.5            0.6            0.2           (1.3)        (6.1)
 ........................................................................................................................
Provision (benefit) for income taxes                     1.8           (3.1)            --             --           --
------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                        2.7%           3.8%           0.2%          (1.3)%       (6.1)%
------------------------------------------------------------------------------------------------------------------------


                   Year Ended December 31, 1996, Compared to
                    10-month Period Ended December 31, 1995

                                     ____

                                   Revenues

Revenues for the year ended December 31, 1996 increased 106.0% to $265.8 million compared with $129.0 million for the 10 months ended December 31, 1995. The increase resulted primarily from a 99.6 %, or $6.0 billion, increase in sales volume processed for the year to $11.9 billion from $5.9 billion in 1995. This increase was attributable to the increased bankcard volume from the acquisition of the First Union's merchant processing portfolio acquisition, as well as record new customer volume added from the marketing efforts targeted towards

--------------------------------------------------------------------------------

                                     [18]

                               1996 ANNUAL REPORT
--------------------------------------------------------------------------------
                     Management's Discussion and Analysis


regional, national and local merchants. Due to the Company's change in fiscal year end, effective as of December 31, 1995, the Company's revenues in 1996 included a full 12 months, as compared to the prior year's 10-month fiscal year. Additionally, the Company has entered into 17 exclusive bank marketing agreements in 1996.

                                Cost of Service

NOVA's cost of service increased 106.8% to $207.6 million for the year ended December 31, 1996 from $100.4 million for the 10-month period ended December 31, 1995. As a percentage of revenues, cost of service increased to 78.1% for the year ended December 31, 1996 from 77.8% for the 10-month period ended
December 31, 1995. These increases resulted from additional interchange and assessment fees associated with the higher volume of merchant sales and from authorization fees paid to third-party networks and merchant accounting processors for merchants not yet converted to the NOVA Network.

                               Conversion Costs

Conversion costs increased 85.8% to $6.4 million for the year ended December 31, 1996, as compared with $3.4 million for the 10-month period ended December 31, 1995. The increase resulted primarily from the ongoing conversion of the First Union portfolio, acquired in December 1995.

                  Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 85.1% to $33.0 million in the year ended December 31, 1996 from $17.8 million for the 10-month period ended December 31, 1995. Higher expenses in 1996 resulted from additional staffing levels in the Company's operations center to support the increased merchant sales volume processed, as well as a one-time cost involved in consolidating three operational offices around the country to NOVA's corporate headquarters and the Knoxville, Tennessee center. In addition, sales and marketing expenses increased to support the Company's growing merchant and bank alliance relationships. The Company's consolidation plan is to provide even higher-quality information systems processing to all market sectors within the credit card industry, provide for operational efficiencies, as well as create new revenue opportunities in the future. Selling, general and administrative expenses decreased as a percent of revenues to 12.4% in 1996 from 13.8% in the prior year, reflecting operating efficiencies.

                         Depreciation and Amortization

Depreciation and amortization increased 50.6% to $7.0 million for the year ended December 31, 1996, from $4.6 million for the 10-month period ended December 31, 1995. The increase was principally due to greater depreciation for POS Terminals, additional systems hardware and software purchases to enhance the Company's transaction processing system, as well as operational equipment needed to support NOVA's growth. To a lesser extent, this expense increased due to additional amortization of certain intangible assets related to the acquisition of merchant portfolios.

--------------------------------------------------------------------------------

                                     [19]

                                NOVA CORPORATION
--------------------------------------------------------------------------------
                      Management's Discussion and Analysis


                                Operating Income

For the foregoing reasons, operating income increased 326.9%, or $9.1 million, to $11.9 million for the year ended December 31, 1996, compared to $2.8 million for the 10-month period ended December 31, 1995.

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

                                  Net Income

For the year ended December 31, 1996, net income increased $2.4 million, or 48.7%, to $7.3 million compared to $4.9 million for the 10-month period ended December 31, 1995, due to the factors discussed above. Net income for 1995 included a one-time tax benefit of $5.0 million.

             10-Month Period Ended December 31, 1995, Compared With
                    10-month Period Ended December 31, 1994

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

     Net cash used in investing activities was $10 million for the year ended December 31, 1996, as compared to $5.1 million for the 10-month period ended December 31, 1995. The Company's capital expenditure requirements include
POS Terminals that are leased to merchants and computer hardware and software necessary to support the NOVA Network and the systems at the Company's operations center, as well as the expansion and consolidation to the new Atlanta facility. For the year ended December 31, 1996 and the 10-month period ended December 31, 1995, and the fiscal year ended February 28, 1995, the Company's capital expenditures totaled approximately $6.0 million, $1.6 million and $0.8 million, respectively. In addition to capital expenditures, the Company purchased various merchant processing portfolios totaling $4.0 million, $3.5 million and $20.1 million in the year ended December 31, 1996, the 10-month period ended December 31, 1995, and the year ended February 28, 1994, respectively.

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


--------------------------------------------------------------------------------

                                     [23]

                                NOVA CORPORATION
--------------------------------------------------------------------------------


                     Consolidated Statements of Operations


                                                    Year ended     10-month period ended      Year ended
                                                    December 31,         December 31,         February 28,
--------------------------------------------------------------------------------------------------------------
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


--------------------------------------------------------------------------------
                                     [25]

                               NOVA CORPORATION
--------------------------------------------------------------------------------


                     Consolidated Statements of Cash Flows

                                                               Year ended     10-months period ended     Year ended
                                                              December 31,          December 31,         February 28,
     ----------------------------------------------------------------------------------------------------------------
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

          When the Company purchases merchant portfolios, it generally enters into revenue sharing agreements with sellers. The revenue sharing amounts are determined primarily based on sales volume processed for a particular group of merchants. The revenue sharing agreements generally have an initial term of at least three years with renewal provisions. Revenue is shown in the accompanying statements of operations net of revenue sharing amounts of $6,455,000, $5,446,000 and $3,547,000 for the year ended
     December 31, 1996, 10-month period ended December 31, 1995, and year ended February 28, 1995, respectively.

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

                                    NOTE 2

                                     ____

                             Business Acquisitions

     During the year ended December 31, 1996, and the 10-month period ending December 31, 1995, the Company made similar purchases from various banks and third parties for an aggregate purchase price of $4,095,000 and $3,476,000, respectively.

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
     ---------------------------------------------------------------------------


--------------------------------------------------------------------------------

                                     [31]

                                NOVA CORPORATION
--------------------------------------------------------------------------------
                  Notes to Consolidated Financial Statements


                                    Note 4

                                     ____

                                 Income Taxes

     At December 31, 1996, the Company had available net operating loss carryforwards of approximately $2,174,000 for income tax purposes that will expire in years 2010 through 2012. In the 10-month period ended December 31, 1995, there was a $5,206,000 change in the valuation allowance which resulted in a reduction of the excess cost of business acquired of $228,000 as a result of deductible temporary differences acquired in businesses combinations. The remainder of $4,978,000 was included in the provision for income taxes. In assessing the likelihood of utilization of existing net deferred tax assets, management considered (a) its current operating environment, (b) results of future operations to generate sufficient taxable income and (c) the excess of its appreciated asset values over the related tax basis and, accordingly, has determined that it is more likely than not that the deferred tax assets at December 31, 1996, will be realized.

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

--------------------------------------------------------------------------------

                                     [32]

                              1996 ANNUAL REPORT
--------------------------------------------------------------------------------
                  Notes to Consolidated Financial Statements


   The components of the provision (benefit) for income taxes are as follows:

                                        Year ended       10-month period ended           Year ended
                                       December 31,           December 31,              February 28,
     --------------------------------------------------------------------------------------------------
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
     --------------------------------------------------------------------------------------------------

     The provision (benefit) for income taxes differs from the amount computed by applying the federal statutory rate to income before provision for income taxes for the following reasons:

                                                                Year ended       10-month period ended           Year ended
                                                               December 31,           December 31,              February 28,
     --------------------------------------------------------------------------------------------------------------------------
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

                                    Note 7

                                     ____

                               Lease Obligations

The Company leases office facilities and equipment under non-cancelable capital lease agreements. The Company also has entered into non-cancelable operating leases covering certain other equipment and office facilities. Rental expense for the year ended December 31, 1996, the 10-month period ended December 31, 1995, and year ended February 28, 1995, was approximately $912,000, $509,000 and $363,000, respectively.

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


                                    Note 9

                                     ____

                      Supplemental Cash Flow Information

 Supplemental cash flow disclosures, including non-cash investing and financing activities, are:

                                                Year ended    10-month period ended        Year ended
                                               December 31,        December 31,           February 28,
------------------------------------------------------------------------------------------------------
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

--------------------------------------------------------------------------------

                                     [39]

                                NOVA CORPORATION
--------------------------------------------------------------------------------
                  Notes to Consolidated Financial Statements


                                    Note 12

                                     ____

                             Pro Forma Information

Pro forma net income (loss) per common share is based on net income attributable to holders of the Company's Common Stock (net income less dividends on Series D Preferred Stock of $230,000 and $489,000 and 535,000 for the year ended December 31, 1996, and the 10-month period ended December 31, 1995, and the year ended February 28, 1995, respectively) and the weighted-average number of common and common equivalent shares outstanding during the respective periods, assuming the conversion of Series A, B and C Convertible Preferred Stock into Common Stock. Dilutive common equivalents consist of stock options (calculated using the treasury-stock method). Pursuant to the requirements of the Securities and Exchange Commission, common shares and common equivalent shares issued at prices below the public offering price of $19.00 per share during the 10 months immediately preceding the date of the initial filing of the Registration Statement have been included in the calculation of common shares and common shares equivalents, using the treasury-stock method, as if they were outstanding for all periods presented. Weighted-average shares outstanding do not include Common Stock equivalents which are anti-dilutive. All common share and per share data, except par value per share, have been retroactively adjusted to reflect the 2.56-for-one stock split effected in the form of a stock dividend of the Company's Common Stock, effective February 1996.

                                    Note 13

                                     ____

                          Net Income (Loss) Per Share

     The historical net income (loss) per common share amounts, as required by generally accepted accounting principles, which do not give effect to the pro forma amounts described in Note 12, are as follows:

                                                         Year ended   10-month period ended      Year ended
(In thousands, except per share data)                   December 31,      December 31,          February 28,
------------------------------------------------------------------------------------------------------------
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

     Of the net proceeds from the sale of shares of Common Stock offered by the Company in the Initial Public Offering, approximately $15.7 million were used to repay aggregate bank borrowings, including accrued interest, $700,000 to pay accrued Preferred Stock dividends on the Series D Preferred Stock earned through March 1, 1995, and $5.0 million to redeem the Series D Preferred Stock. In addition, upon consummation of the IPO, the Series A, B and C Preferred Stock were converted into 11,876,218 shares of Common Stock. Assuming the conversion of the Series A, B and C Preferred Stock and the issuance and sale of only that number of shares of Common Stock which would generate net proceeds sufficient to repay the above indebtedness and assuming that such indebtedness had been repaid as of March 1, 1995, supplementary pro forma net income per common share for 1996 and 1995 would have been $0.26 and $0.36, respectively. For purposes of this computation, the weighted-average number of shares of Common Stock outstanding during the periods ended December 31, 1996, and 1995 is 28,994,500 and 17,455,859, respectively.

                                    Note 14

                                     ____

                          Related Party Transactions

The Company paid one of its shareholders $1,817,000, $1,220,000 and $901,000 in the year ended December 31, 1996, the 10-month period ended December 31, 1995, and the year ended February 28, 1995, respectively, relating to the Company's utilization of a shareholder's telecommunications network.

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

                                    Note 15

                                     ____

                                Retirement Plan

The Company maintains the NOVA Information Systems, Inc. 401(k) and Profit Sharing Plan (the "Plan"), which covers substantially all eligible employees of the Company. Under the Plan, the Company may match a percentage of employee contributions. The Company may also make a profit sharing contribution to the Plan on behalf of eligible employees. During the year ended December 31, 1996, and the 10-month period ended December 31, 1995, contribution expenses related to the Plan were not significant.

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

                                    Note 17

                                     ____

                  Quarterly Financial Information (Unaudited)

                           1996 calendar quarter ended            1995 calendar quarter ended
                     -----------------------------------    ------------------------------------------
(in thousands)       Mar. 31  June 30  Sept. 30  Dec. 31    Mar. 31   June 30   Sept. 30  Dec. 31/(1)/
                     -----------------------------------    ------------------------------------------
Revenues             $60,199  $67,568   $70,459  $67,603    $29,841   $34,170    $37,554  $46,259
 .......................................................................................................
Cost of service       46,634   52,624    55,223   53,114     23,754    26,724     29,162   35,660
 .......................................................................................................
Net income (loss)      1,115    1,439     2,369    2,344     (1,599)     (440)       400    5,221/(2)/
 .......................................................................................................
Pro forma net income
 (loss) per share       0.04     0.05      0.08     0.08      (0.13)    (0.04)      0.02     0.26/(2)/
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