Form 10-K, Exhibit 13
period 1997-12-31
NOVA CORP \GA\
filed 1998-03-30
CIK 1009918

                              Year ended     Year ended    10-month period ended
                             December 31,   December 31,      December 31,(a)
                             ---------------------------------------------------
(In thousands)                   1997           1996              1995
                             ---------------------------------------------------
Revenues                      $ 335,625      $ 265,829          $129,035
Operating income              $  28,362      $  11,905          $  2,789
Net income                    $  17,385      $   7,267          $  4,887(b)
Net income per share -
assuming dilution             $    0.58      $    0.25             $0.24(b)
Total assets                  $ 170,528      $ 107,705          $ 61,001
Total long-term debt          $  33,646      $   1,366          $ 22,922
Total shareholders' equity    $ 102,937      $  84,882          $ 26,017



                             FINANCIAL HIGHLIGHTS

   [GRAPH]         [GRAPH]                [GRAPH]            [GRAPH]

Total Revenues    Net Income        Net Income per Share  Operating Income
(In thousands)    (In thousands)                          (In thousands)
95    $ 129,035   95   $ 4,887        95      $0.24       95      $ 2,789
96    $ 265,829   96   $ 7,267        96      $0.25       96      $11,905
97    $ 335,625   97   $17,385        97      $0.58       97      $28,362



  ---------------------------------------------------------------------------
   (a) The Company changed its fiscal year from the last day of February to December 31, effective December 31, 1995.

     (b) Includes a one-time tax benefit of $5 million or $0.28 per share.

                              INDEX TO FINANCIALS


Selected Consolidated Financial Data                                    16

Management's Discussion and Analysis of Financial Condition &
Results of Operations                                                   17

Consolidated Balance Sheets                                             24

Consolidated Statements of Operations                                   25

Consolidated Statements of Shareholders' Equity                         26

Consolidated Statements of Cash Flows                                   27

Notes to Consolidated Financial Statements                              28

Report of Independent Auditors                                          45

                Selected Consolidated Financial and Other Data

The following table sets forth selected consolidated financial and other data for the Company as of and for the years ended December 31, 1997 and 1996, the 10-month period ended December 31, 1995 and the years ended February 28, 1995 and 1994. The selected consolidated financial data have been derived from the Company's Consolidated Financial Statements and notes thereto, which have been audited by Ernst & Young LLP, independent auditors. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto appearing elsewhere in this Annual Report. The Company changed its fiscal year-end from the last day of February to December 31, effective December 31, 1995. For financial reporting purposes, the 10-month period ended December 31, 1995, is considered an annual period.

                                                                                   10-month
                                                          Years ended            period ended            Year ended
                                                          December 31,           December 31,            February 28,
                                               -----------------------------    -------------   -----------------------------------
(in thousands, except per share and
   merchant location data)                            1997           1996           1995(1)          1995                1994
                                               -----------------------------    -------------   -----------------------------------
Statement of Operations Data:
Revenues                                        $    335,625    $    265,829    $    129,035    $     93,592           $     68,213
Cost of service                                      260,058         207,595         100,375          74,032                 54,984
Conversion costs                                       2,595           6,395           3,441           1,827                  2,080
Selling, general and administrative                   33,952          32,952          17,795          14,091                 12,419
Depreciation and amortization                         10,658           6,982           4,635           3,887                  2,661
                                               -----------------------------    -------------   -----------------------------------
Operating income (loss)                               28,362          11,905           2,789            (245)                (3,931)
Interest expense (income), net                          (721)           (126)          1,959             968                    211
Minority interest in income of subsidiary                776              --              --              --                     --
                                               -----------------------------    -------------   -----------------------------------
Income (loss) before provision for
  income taxes                                        28,307          12,031             830          (1,213)                (4,142)
Provision (benefit) for income taxes                  10,922           4,764          (4,057)           --                     --
                                               -----------------------------    -------------   -----------------------------------
Net income (loss)(2)                            $     17,385    $      7,267    $      4,887    $     (1,213)          $     (4,142)
Net income (loss) per common share(3)           $       0.60    $       0.25    $       0.24    $      (0.13)                  --
Net income (loss) per common share -
  assuming dilution(3)                          $       0.58    $       0.25    $       0.24    $      (0.13)                  --

Other Data:
Merchant sales volume processed                 $ 14,980,287    $ 11,925,126    $  5,975,013    $  4,131,071           $  2,871,793
Merchant locations at period end                     152,456          82,906          77,884          43,980                 24,838
Balance Sheet Data (at period end):
Total assets                                    $    170,528    $    107,705    $     61,001    $     47,823           $     26,437
Long-term debt and capital lease
  obligations, less current portion                   33,296             859          17,738          16,694                  1,950
Total shareholders' equity                           102,937          84,882          26,017          18,719                 18,783

(1) Revenues and net income for the 12 months ended December 31, 1995, were $147.8 million and $3.6 million, respectively.
(2) Net income for the 10-month period ended December 31, 1995, reflects the reduction of valuation allowance against deferred taxes of $5.0 million, the benefits of which have been recognized in the provision for income taxes. See Note 4 to the Company's Consolidated Financial Statements.
(3) Pro forma prior to May 8, 1996. See Note 11 to the Company's Consolidated Financial Statements.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            & RESULTS OF OPERATIONS

                                   OVERVIEW

The Company's predecessor, NOVA Information Systems, Inc., was formed in February 1991 to provide sophisticated and cost-effective transaction processing and related services to predominantly small- to medium-sized merchants by effectively employing the latest advances in transaction processing and telecommunications technology.

Since inception, the Company has invested significant capital to develop an integrated operating platform consisting of hardware, software and network architecture to process large volumes of card transactions. In addition, the Company continues to develop the marketing, customer support and managerial expertise necessary to execute its business strategy. Through the fiscal year ended February 28, 1995, the Company incurred losses, as the expenditures for the development of this infrastructure and the cost to convert purchased portfolios, combined with the cost of providing service, exceeded revenues from its merchant portfolio. The Company's ongoing expansion of its customer base resulted in the Company achieving profitability for the first time in the 10-month period ended December 31, 1995.

The Company has increased its customer base through a combination of its own marketing programs and through a series of merchant portfolio purchases, joint ventures and alliances that have produced significant additional revenue in each year since formation. Since its inception in 1991, the Company has consummated 90 transactions consisting of 84 merchant portfolio purchases, three operating business acquisitions, two joint ventures and the First Union Alliance.

On January 21, 1998, the Company consummated a transaction (the "KeyBank
Joint Venture") with KeyBank National Association ("KeyBank") pursuant to which the Company will provide transaction processing services to, and jointly own and operate with KeyBank, a newly created limited liability company called Key Merchant Services, LLC ("KMS"). The KeyBank Joint Venture, on the basis of anticipated processed volume, is the largest transaction in the Company's history as it is expected to add approximately $5.1 billion in annualized credit and debit card volume to the Company's operating platform. KMS will market transaction processing services with its own employees throughout the U.S.A. Further, KeyBank will market and promote, on an exclusive basis, transaction processing services on behalf of KMS through KeyBank's bank branch locations. The Company owns a 51% interest in KMS.

On December 30, 1997, the Company consummated a transaction (the "MBNA Alliance") with MBNA America Bank, N.A. ("MBNA") pursuant to which the Company purchased substantially all of MBNA's merchant portfolio. MBNA also agreed to cooperate with the Company in marketing the Company's merchant transaction processing services and referring exclusively to the Company all merchants, trade associations, financial institutions, independent sales organizations ("ISOs") and other organizations that request or evidence an interest in merchant transaction processing services. The Company estimates that the MBNA portfolio will add approximately $1.0 billion in annualized credit and debit card transaction processing volume.

Effective October 31, 1997, the Company consummated a transaction (the
"Firstar Joint Venture") with Firstar Bank, U.S.A., N.A. ("Firstar") and Firstar Bank Milwaukee, N.A., pursuant to which the Company will provide payment processing services to, and jointly own and operate with Firstar, a newly created limited liability company called Elan Merchant Services, LLC. In connection with the Firstar Joint Venture, Firstar and each of the other banking affiliates of Firstar contributed substantially all of their then existing bankcard payment processing contracts (representing approximately $3.0 billion in annualized credit and debit card volume) to Elan Merchant Services. Further, Firstar will market and promote, on an exclusive basis, transaction processing services on behalf of Elan Merchant Services directly and through a network of over 850 correspondent financial institutions. The Company owns a 51% interest in Elan Merchant Services.

On May 29, 1997, the Company consummated the purchase of the Crestar Bank merchant portfolio. The Company estimates that the Crestar portfolio will add approximately $1.8 billion in annualized credit and debit card transaction processing volume to the Company's network. In addition, NOVA and Crestar Bank will market and promote, on an exclusive basis, the Company's transaction processing services through Crestar Bank's approximately 500 branch bank locations.

The Company expects each of these transactions to provide significant strategic and financial benefits, including: (i) enhanced distribution channels to facilitate growth of the Company's processed transaction volume and the number of merchant locations served; (ii) further geographic diversification of the Company's portfolio into additional regions of the United States; and (iii) economies of scale from substantial increases in transaction processing volume once merchant accounts and other services are fully integrated into the Company's operating platform.

Historically, the Company has achieved savings through economies of scale and operating efficiencies derived from the conversion and integration of its purchased portfolios. The costs of these conversion activities are expensed as incurred. As a result of the recent acquisition activity undertaken by the Company, the magnitude, scope, timing, duration and expense of the conversion of the KeyBank Joint Venture, the Firstar Joint Venture and the MBNA portfolio purchase will, in the aggregate, be greater than any conversion previously undertaken by the Company. Failure to complete these conversions in accordance with management plans could have a material adverse effect on the Company's financial condition and results of operations.

The Company changed its fiscal year end from the last day of February to December 31, effective December 31, 1995. Accordingly, the following discussion of results of operations includes a comparison of the year ended December 31, 1997, with the year ended December 31, 1996, and the year ended December 31, 1996, with the 10-month period ended December 31, 1995.

                      COMPONENTS OF REVENUES AND EXPENSES

                                   Revenues

The Company derives revenues principally from processing credit, charge and debit card transactions that are authorized and captured through the Company's proprietary telecommunications network (the "NOVA Network") and through third-party networks prior to conversion. The Company typically charges merchants for these card processing services at a bundled rate that is a percentage of the dollar amount of each transaction and, in some instances, additional fees per transaction. These charges, referred to as "discount fees,'' are individually negotiated with each merchant and, in the aggregate, represented approximately 92.4%, 94.6% and 93.7% of the Company's revenues for the years ended December 31, 1997 and 1996 and the 10-month period ended December 31, 1995, respectively. Certain of the Company's merchant customers are charged a flat fee per transaction, while others are also charged miscellaneous fees, including fees assessed by the Company for handling chargebacks, monthly minimums, equipment leases, rentals and sales, and other miscellaneous services. The Company's revenues are reported net of amounts paid to ISOs and agent banks under revenue sharing agreements pursuant to which such parties receive payments based primarily on processing volume for particular groups of merchants.

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

Conversion costs include costs incurred to convert the acquired portfolios to the NOVA Network and operating systems. These costs include expenses related to reprogramming POS terminals at merchant locations, duplicate costs to process transactions prior to conversion, unfavorable contract payments for transaction authorizations and independent contractor fees.

Selling, general and administrative expenses include salaries, commissions and benefits, travel and entertainment, telephone, and other operating costs of the Company's operations and marketing centers and its corporate office.

Depreciation and amortization are related to the Company's capital expenditures, merchant portfolio purchases and business acquisitions. Depreciation of property and equipment is recognized on a straight-line basis over periods of three to seven years for equipment and 30 years for buildings. Merchant portfolio purchases result in the capitalization of merchant and customer contract values, which are amortized over 10 years based upon the Company's merchant attrition experience and projected revenue streams. Excess cost of businesses acquired is amortized over 30 years.

                             RESULTS OF OPERATIONS

The following table sets forth for the periods indicated the percentage of revenues represented by certain items on the Company's consolidated statements of operations:

                         Percentage of Total Revenues

                                              Years ended      10-month period
                                              December 31,    ended December 31,
                                            ----------------  ------------------
                                             1997      1996           1995
                                            ----------------  ------------------
Revenues                                    100.0%    100.0%        100.0%
Cost of service                              77.5      78.1          77.8
Conversion costs                              0.8       2.4           2.7
Selling, general and administrative          10.1      12.4          13.8
Depreciation and amortization                 3.2       2.6           3.6
Operating income                              8.4       4.5           2.1
Interest (income) expense, net               (0.2)        -           1.5
Minority interest in income of subsidiary     0.2         -             -
Income before provision for income taxes      8.4       4.5           0.6
Provision (benefit) for income taxes          3.2       1.8          (3.1)
Net income                                    5.2%      2.7%          3.7%

                  YEAR ENDED DECEMBER 31, 1997 COMPARED WITH
                         YEAR ENDED DECEMBER 31, 1996

                                   Revenues

Revenues increased 26.3% to $335.6 million for the year ended December 31, 1997, compared with $265.8 million for the same period in 1996. The increase resulted from a 25.6% increase in merchant sales volume processed to $15.0 billion for 1997, compared to $11.9 billion in 1996. Of these increases, $34.0 million in revenues and $1.5 billion in sales volume processed are attributable to the Firstar Joint Venture and the Crestar portfolio purchase, with the remainder resulting primarily from internal sales efforts and other bank marketing relationships.


                                Cost of Service

Cost of service increased 25.3% to $260.1 million for the year ended
December 31, 1997, compared with $207.6 million for the same period in 1996. The increase resulted from additional interchange and assessment fees and other operating costs associated with the higher volume of merchant sales. Cost of service as a percentage of revenues declined from 78.1% to 77.5%, reflecting continuing cost efficiencies. These cost efficiencies result from proportionately lower payments to third-party networks as fewer company merchants utilize third-party networks and merchant accounting processors, as well as increased economies of scale.

                               Conversion Costs

Conversion costs decreased 59.4% to $2.6 million for the year ended December 31, 1997, compared with $6.4 million for the same period in 1996. The decrease resulted primarily from the substantial completion of the conversion of the First Union Corporation portfolio in 1996.

                 Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 3.0% to $34.0 million for the year ended December 31, 1997, compared with $33.0 million for the same period in 1996. Higher expenses in 1997 resulted from the addition of personnel in the Company's operations center to support the increased merchant sales volume processed. Additionally, sales and marketing expenses increased to support the Company's growing number of merchants and bank marketing relationships. Selling, general and administrative expenses declined to 10.1% of revenues for the year ended December 31, 1997, compared with 12.4% for the same period in 1996, reflecting operational efficiencies.

                         Depreciation and Amortization

Depreciation and amortization increased 52.6% to $10.7 million for the year ended December 31, 1997, compared with $7.0 million for the same period in 1996. This increase is attributable to increased depreciation from significant investments in the Company's transaction processing network to expand capacity and additional amortization from merchant portfolio purchases.

                               Operating Income

For the foregoing reasons, operating income for the year ended December 31, 1997, increased 138.3% to $28.4 million compared with $11.9 million for the same period in 1996.

                        Interest Expense (Income) - Net

Net interest income increased to $721,000 for the year ended December 31, 1997, compared with $126,000 for the same period in 1996. This increase relates to lower average bank debt during 1997 than existed during 1996. The Company used the net proceeds received from the initial public offering in May 1996 to reduce the bank debt. Further, interest income was generated from the investment of the remaining net proceeds of the offering and cash flow from operations.

                                 Income Taxes

Income tax expense was recorded at an effective tax rate of 38.6% in fiscal 1997. Income tax expense increased to $10.9 million for the year ended December 31, 1997, compared to $4.8 million for the same period in 1996. This increase resulted from increased pre-tax income.

                                  Net Income

Net income increased $10.1 million to $17.4 million for the year ended
December 31, 1997, compared with net income of $7.3 million for the same period in 1996, due to the factors discussed above.

                   YEAR ENDED DECEMBER 31, 1996 COMPARED TO
                    10-MONTH PERIOD ENDED DECEMBER 31, 1995

                                   Revenues

Revenues for the year ended December 31, 1996, increased 106.0% to $265.8 million compared with $129.0 million for the 10-month period ended December 31, 1995. The increase resulted primarily from a 99.6 %, or $5.9 billion, increase in sales volume processed for the year to $11.9 billion from $6.0 billion in 1995. First Union's merchant processing portfolio, which was acquired effective December 1, 1995, accounts for increases of $106.7 million in revenues and $4.6 billion in sales volume processed. Due to the Company's change in fiscal year end, effective as of December 31, 1995, the Company's revenues in 1996 included a full 12 months, as compared to the prior year's 10- month fiscal year. Additionally, the Company entered into 17 exclusive bank marketing agreements in 1996.

                                Cost of Service

NOVA's cost of service increased 106.8% to $207.6 million for the year ended December 31, 1996, from $100.4 million for the 10-month period ended December 31, 1995. As a percentage of revenues, cost of service increased to 78.1% for the year ended December 31, 1996, from 77.8% for the 10-month period ended December 31, 1995. These increases resulted from additional interchange and assessment fees associated with the higher volume of merchant sales and from authorization fees paid to third- party networks and merchant accounting processors for merchants not yet converted to the NOVA Network.

                               Conversion Costs

Conversion costs increased 85.8% to $6.4 million for the year ended December 31, 1996, as compared with $3.4 million for the 10-month period ended December 31, 1995. The increase resulted primarily from the ongoing conversion of the First Union portfolio, acquired in December 1995.

                 Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 85.2% to $33.0 million in the year ended December 31, 1996 from $17.8 million for the 10-month period ended December 31, 1995. Higher expenses in 1996 resulted from additional staffing levels in the Company's operations center to support the increased merchant sales volume processed, as well as a one-time cost involved in consolidating three operational offices around the country to NOVA's corporate headquarters and the Knoxville, Tennessee center. In addition, sales and marketing expenses increased to support the Company's growing merchant and bank alliance relationships. Selling, general and administrative expenses decreased as a percent of revenues to 12.4% in 1996 from 13.8% in the prior year, reflecting operating efficiencies.

                         Depreciation and Amortization

Depreciation and amortization increased 50.6% to $7.0 million for the year ended December 31, 1996, from $4.6 million for the 10-month period ended December 31, 1995. The increase was principally due to greater depreciation for POS terminals, additional systems hardware and software purchases to enhance the Company's transaction processing system, as well as operational equipment needed to support NOVA's growth. To a lesser extent, this expense increased due to additional amortization of certain intangible assets related to the merchant portfolios purchases.

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

                                 Income Taxes

Income tax expense was recorded at an effective tax rate of 40% in 1996. During the 10-month period ended December 31, 1995, a one-time tax benefit of $5.0 million was included in the provision for income tax reflecting the reversal of a deferred tax valuation allowance as a result of the Company's improved profitability in 1995.

                                  Net Income

For the year ended December 31, 1996, net income increased $2.4 million, or 48.7%, to $7.3 million compared to $4.9 million for the 10-month period ended December 31, 1995, due to the factors discussed above. Net income for 1995 included a one-time tax benefit of $5.0 million.

                        LIQUIDITY AND CAPITAL RESOURCES

The Company's primary uses of its capital resources include purchases of merchant portfolios, capital expenditures and working capital.

In October 1997, the Company obtained from a third party bank an $80 million credit facility, the proceeds of which may be used for acquisitions (subject to certain restrictions) and other corporate purposes. The Company, at its option and subject to the satisfaction of certain conditions, may increase the aggregate amount available on the credit facility to $100 million. As of December 31, 1997, $32.8 million in borrowings were outstanding under this facility.

Net cash provided by operating activities was $18.0 million for the year ended December 31, 1997, as compared to $20.7 million for the year ended December 31, 1996 and $4.9 million for the 10-month period ended December 31, 1995.

Net cash used in investing activities was $90.6 million for the year ended December 31, 1997, as compared to $10.0 million for the year ended December 31, 1996 and $5.1 million for the 10-month period ended December 31, 1995. The Company's investment expenditures primarily consist of merchant portfolio purchases and investments in computer hardware and software necessary to support the NOVA Network and the systems at the Company's operations center. Other significant investment activities include facility expansions necessary to accommodate the Company's growth. For the years ended December 31, 1997 and 1996, and the 10-month period ended December 31, 1995, the Company's capital expenditures totaled approximately $15.2 million, $6.1 million and $1.6 million, respectively. For these same periods, merchant processing portfolio purchases and joint venture investments totaled $75.4 million, $4.0 million and $3.3 million, respectively.

Net cash provided by financing activities was $33.0 million and $28.9 million for the years ended December 31, 1997 and 1996, respectively. Net cash provided in 1997 resulted from borrowings under the above credit agreement which were used for investing activities. Net cash provided in 1996 resulted primarily from the Company's initial public offering. The proceeds received from this offering were used to reduce most of its then existing bank debt, to redeem the 5,000 shares of Series D Preferred Stock for $5.0 million and to pay all cumulative dividends of $11.7 million to holders of Preferred Stock concurrent upon the liquidation of all series of Preferred Stock.

The Company typically has relatively low working capital requirements because discount fees charged to merchants are collected in an average of 15 days, while normal payables are paid in 30 days or longer. In addition, increasing acquisition activity may cause variations in working capital due to conversion-period operating costs and the transition in the payment of expenses and the collection of receivables from the former processor to the Company. Such variations are particularly evident at December 31, 1997, in their effect on trade receivables, which increased 119.1% over 1996, and accounts payable, including accounts payable to affiliates, which, on a combined basis, increased 80.1% over 1996. Typically, the changes in these working capital accounts would more closely follow changes in the level of processed volume, which from December 1996 to December 1997 increased 69.9%. Because of the seasonality of the Company's business, capital requirements may be greater in certain months.

The Company anticipates that it will incur approximately $20.0 million in capital expenditures during 1998 for additional operations facilities and for expansion of the Company's information systems. Such investments relate directly to the recent portfolio purchases and joint venture investments described above. The Company anticipates that it will incur substantially lower capital expenditures in 1999. However, no assurances can be given that the Company will not incur additional capital expenditures during 1998 and 1999.

The Company must address Year 2000 compliance for POS merchant activity, internal operating systems and suppliers and vendors. In June of 1997, the Company was certified by VISA U.S.A. and

Mastercard International as capable of processing transactions for cards issued with expiration dates of 2000 and beyond. This means all of the Company's customers have been upgraded with compliant software, and the Company's network and switch can accommodate the Year 2000.

The Company has developed a plan to ensure all internal systems are compliant with the Year 2000. These efforts are well under way and are scheduled to be completed by year end 1998. Significant outside vendors and suppliers are also scheduled to be Year 2000 compliant by year end 1998. However, while the Company believes its planning efforts are adequate to address its Year 2000 concerns, there can be no guarantee that the systems of other companies on which the Company's systems and operations rely will be properly converted on a timely basis and will not have a material effect on the Company. It is assumed should any vendor not be compliant by January 1, 1999, the Company will have sufficient time to switch their business to an entity which is compliant. The cost of Year 2000 initiatives has not been and is not expected to be material to the Company's results of operations or financial position.

In February 1998, the Company filed a Registration Statement with the Securities and Exchange Commission with respect to a proposed public offering of 7,100,000 shares of Common Stock. Of the shares to be offered, 5,300,000 shares will be sold by the Company and 1,800,000 shares will be sold by certain selling shareholders. The Company intends to use the proceeds from the offering to retire indebtedness, to finance potential future acquisitions, to fund capital expenditures and for general corporate purposes.

The Company believes its existing cash and cash equivalents, cash generated from operations, proceeds from the proposed public offering and available credit facilities are sufficient to fund future merchant portfolio purchases, capital investment needs and working capital requirements for the foreseeable future.

                          Consolidated Balance Sheets

                                                                                              December 31,
                                                                                      ---------------------------
                                                                                           1997         1996
                                                                                      ---------------------------
Assets
Current Assets:
Cash and cash equivalents                                                             $    739,000   $ 40,326,000
Trade receivables, less allowance for doubtful accounts
  of $2,822,000 and $2,707,000 at December 31, 1997 and
  December 31, 1996, respectively                                                       35,377,000     16,147,000
Inventory                                                                                1,156,000        857,000
Deferred tax asset and
  other current assets                                                                   5,373,000      3,160,000
                                                                                      ------------   ------------
  Total current assets                                                                  42,645,000     60,490,000
Merchant and customer contracts                                                         92,197,000     21,868,000
Property and equipment, net                                                             21,017,000     10,212,000
Excess cost of businesses acquired                                                      12,805,000     13,301,000
Deferred tax asset and other non-current assets                                          1,864,000      1,834,000
                                                                                      ------------   ------------

                                                                                      $ 170,528,000 $ 107,705,000
                                                                                      ============   ============

Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable                                                                      $  8,015,000   $  4,810,000
Accounts payable to affiliate                                                            3,410,000      1,534,000
Accrued compensation and related costs                                                     726,000      1,416,000
Settlement obligations                                                                  10,896,000      7,691,000
Other accrued liabilities                                                                7,010,000      5,157,000
Long-term debt obligations due within one year                                             350,000        507,000
                                                                                      ------------   ------------
           Total current liabilities                                                    30,407,000     21,115,000
Deferred tax liability                                                                   3,112,000        849,000
Long-term debt obligations                                                              33,296,000        859,000
Minority interest in subsidiary                                                            776,000           --
Commitments and Contingencies
Shareholders' Equity:
Common Stock, $.01 par value, 50,000,000 shares
  authorized, 29,031,000 and 28,721,000 shares issued at
  December 31, 1997 and 1996, respectively                                                 290,000        288,000
  Additional paid in capital                                                            99,967,000     99,299,000
  Retained earnings (accumulated deficit)                                                2,680,000    (14,705,000)
                                                                                      ------------   ------------
  Total shareholders' equity                                                           102,937,000     84,882,000
                                                                                      ------------   ------------
                                                                                      $170,528,000   $107,705,000
                                                                                      ============   ============

                            See accompanying notes.

                     Consolidated Statements of Operations

                                                                                  10-month
                                                       Years ended              period ended
                                                       December 31,             December 31,
                                              ------------------------------    -------------
                                                  1997               1996             1995
                                              ------------------------------    -------------
Revenues                                      $ 335,625,000    $ 265,829,000    $ 129,035,000
Operating Expenses:
Cost of service                                 260,058,000      207,595,000      100,375,000
Conversion costs                                  2,595,000        6,395,000        3,441,000
Selling, general and administrative              33,952,000       32,952,000       17,795,000
Depreciation and amortization                    10,658,000        6,982,000        4,635,000
                                              -----------------------------------------------
Operating Income                                 28,362,000       11,905,000        2,789,000
Interest (income) expense, net                     (721,000)        (126,000)       1,959,000
Minority interest in income of subsidiary           776,000             --               --
                                              -----------------------------------------------
Income before provision for income taxes         28,307,000       12,031,000          830,000
Provision (benefit) for income taxes             10,922,000        4,764,000       (4,057,000)
                                              ------------------------------    -------------
Net Income                                    $  17,385,000    $   7,267,000    $   4,887,000
                                              ------------------------------    -------------
Net income per common share
  (pro forma prior to May 8, 1996)            $        0.60    $        0.25    $        0.24
                                              ------------------------------    -------------
Net income per common share -
  assuming dilution (pro forma
  prior to May 8, 1996)                       $        0.58    $        0.25    $        0.24
                                              ------------------------------    -------------

                            See accompanying notes

                Consolidated Statements of Shareholders' Equity

                                                                                                      Retained Earnings
                                                                                           Additional    (Accumulated    Treasury
                                         Preferred Stock             Common Stock         Paid-in Capital   Deficit)       Stock
                                       ----------------------    -----------------------   ------------- -------------   ----------
                                       Shares      Amount        Shares         Amount
                                       ----------------------    -----------------------   ------------- -------------   ----------
Balance at February 28, 1995             33,571  $ 33,571,000    1,792,000   $    18,000    $    301,000 $ (15,028,000)  $ (143,000)
  Retirement of
    treasury stock                         --            --       (121,000)       (1,000)           --        (142,000)     143,000
  Issuance of Common Stock in
    a non-monetary transaction
    with First Union                       --            --      9,149,000        91,000       2,320,000          --           --
  Issuance of Common Stock in
    exchange for outstanding
    warrants                               --            --        558,000         6,000          (6,000)         --           --
  Net Income                               --            --           --            --              --       4,887,000         --
                                       ---------------------------------------------------------------------------------------------
Balance at December 31, 1995             33,571    33,571,000   11,378,000       114,000       2,615,000   (10,283,000)        --
  Exchange of
    Preferred Stock for
    Common Stock                        (28,571)  (28,571,000)  11,876,000       119,000      28,452,000          --           --
  Redemption of Series D
    Preferred Stock                      (5,000)   (5,000,000)        --            --              --            --           --
  Payment of accrued dividends
    on Preferred Stock                     --            --           --            --              --     (11,689,000)        --
  Exercise of stock options                --            --      1,674,000        17,000       1,965,000          --           --
  Income tax benefit from
    stock option exercises                 --            --           --            --           977,000          --           --
  Issuance of Common Stock
    related to initial
    public offering                        --            --      3,793,000        38,000      72,038,000          --           --
  Initial public offering expenses         --            --           --            --        (6,748,000)         --           --
  Net Income                               --            --           --            --              --       7,267,000         --
                                       ---------------------------------------------------------------------------------------------
Balance at December 31, 1996               --            --     28,721,000       288,000      99,299,000   (14,705,000)        --
  Exercise of stock options                --            --        310,000         2,000         668,000          --           --
  Net Income                               --            --           --            --              --      17,385,000         --
                                       ---------------------------------------------------------------------------------------------
Balance at December 31, 1997               --    $       --     29,031,000  $    290,000    $ 99,967,000  $  2,680,000  $      --
                                       =============================================================================================

                            See accompanying notes.

Consolidated Statements of Cash Flows

                                                                             Years ended       10-month period ended
                                                                              December 31,           December 31,
                                                                     -----------------------------   -------------
                                                                          1997            1996          1995
                                                                     -----------------------------   -------------
Cash Flows From Operating Activities:

Net income                                                            $ 17,385,000    $  7,267,000    $  4,887,000
Adjustments to reconcile net income
  to net cash provided by operating activities:
  Depreciation and amortization                                         10,658,000       6,982,000       4,635,000
  Deferred income taxes                                                  2,331,000       3,045,000      (4,057,000)
  Loss on disposal of equipment                                             12,000            --              --
  Minority interest                                                        776,000            --              --
  Gain on disposition of non-compete agreement                                --          (150,000)           --
  Changes in assets and liabilities, net of the effects of business acquisitions:
  Trade receivables                                                    (19,230,000)     (6,079,000)     (4,606,000)
  Inventory                                                               (299,000)        223,000        (303,000)
  Other assets                                                          (3,057,000)        (84,000)       (348,000)
  Accounts payable                                                       5,081,000        (719,000)      3,451,000
  Accrued liabilities                                                    4,368,000      10,242,000       1,260,000
                                                                        ------------------------------------------
  Net cash provided by operating activities                             18,025,000      20,727,000       4,919,000
Cash Flows from Investing Activities:
Purchases of merchant contracts                                        (75,410,000)     (3,967,000)     (3,302,000)
Additions to property and equipment                                    (15,152,000)     (6,065,000)     (1,624,000)
Other                                                                         --            64,000        (130,000)
                                                                        ------------------------------------------
Net cash used in investing activities                                  (90,562,000)     (9,968,000)     (5,056,000)
Cash Flows from Financing Activities:
Proceeds from line of credit and notes payable, net                     32,800,000       4,008,000       4,900,000
Payment of long-term debt and capital leases                              (520,000)    (25,692,000)     (5,129,000)
Payment of Preferred Stock dividends                                          --       (11,689,000)           --
Proceeds from stock options exercised                                      670,000       1,982,000            --
Proceeds from initial public offering, net                                    --        65,328,000            --
Redemption of Preferred Stock                                                 --        (5,000,000)           --
Net cash provided by (used in) financing activities                     ------------------------------------------
                                                                        32,950,000      28,937,000        (229,000)
                                                                        ------------------------------------------
(Decrease) Increase in Cash and Cash Equivalent                        (39,587,000)     39,696,000        (366,000)
Cash and Cash Equivalents, Beginning of Year                            40,326,000         630,000         996,000
                                                                        ------------------------------------------
Cash and Cash Equivalents,
End of Year                                                           $    739,000    $ 40,326,000    $    630,000
                                                                        ==========================================

                            See accompanying notes.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                    NOTE 1

                  Summary of Significant Accounting Policies

Description of Business and Organization . NOVA Corporation (the "Company'' or "NOVA'') is an integrated provider of transaction processing services, related software application products and value-added services primarily to small- to medium-sized merchants. The Company provides transaction processing support for all major credit and charge cards, including VISA, MasterCard, American Express, Discover, Diners Club and JCB, and also provides access to debit card processing and check verification services. The Company provides merchants with a broad range of transaction processing services, including authorizing card transactions at the point-of-sale ("POS"), capturing and transmitting transaction data, effecting the settlement of payments and assisting merchants in resolving billing disputes with their customers.

NOVA Corporation was incorporated in December 1995. NOVA Information Systems, Inc., a wholly owned subsidiary and predecessor to the Company ("NOVA Information Systems''), was incorporated in Georgia in February 1991. Effective December 1, 1995, the then current shareholders of NOVA Information Systems contributed to NOVA Corporation all of the shares of capital stock of NOVA Information Systems owned by them, thereby causing NOVA Information Systems to become a wholly owned subsidiary of NOVA Corporation .

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

Principles of Consolidation . The consolidated financial statements include the accounts of NOVA Corporation and its wholly owned subsidiaries as if NOVA Corporation existed for all periods presented. Also included in the consolidated financial statements are the accounts of Elan Merchant Services, LLC, a joint venture owned 51% by the Company. The operating results from the joint venture are included from the date the Company purchased its membership interest, October 31, 1997. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company has made business and customer base purchases and has accounted for them as purchase transactions, and, accordingly, the results of the acquired businesses or customer bases are included since the dates of purchase.

Use of Estimates in the Preparation of Financial Statements . In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Cost Recognition . Revenues derived from the electronic processing of transactions (principally merchant discount) are recognized at the time the merchants' transactions are processed. Related commissions and processing charges are also recognized at that time.

When the Company purchases merchant portfolios, it generally enters into revenue sharing agreements with sellers. The revenue sharing amounts are determined primarily based on sales volume processed for a particular group of merchants. The revenue sharing agreements generally have an initial term of at least three years with renewal provisions. Revenue is shown in the accompanying statements of operations, net of revenue sharing amounts of $8,153,000, $6,455,000 and $5,446,000, for the years ended December 31, 1997 and 1996 and the 10-month period ended December 31, 1995, respectively.

Cost of service includes interchange fees paid to the credit card issuing-bank, communications costs, VISA and MasterCard assessments, and merchant accounting processing fees. These costs are recognized at the time the merchants' transactions are processed and the related revenue is recorded.

Rental Equipment . The Company rents POS equipment to merchants under month-to-month agreements. The rented equipment is capitalized and depreciated over three years. The cost of such equipment and accumulated depreciation at December 31, 1997, and December 31, 1996, included in property and equipment were as follows:

                                        December 31,
                                ---------------------------
                                    1997            1996
                                ---------------------------
Cost of equipment               $ 6,715,000     $ 5,796,000
Less accumulated depreciation     4,490,000       2,939,000
                                -----------     -----------
                                $ 2,225,000     $ 2,857,000
                                ===========     ===========

Accounts Receivable . Accounts receivable are primarily comprised of amounts due from the Company's clearing and settlement banks and represent the discount earned, after related interchange fees on transactions processed during the month ending on the balance sheet date. Such balances are received from the Company's clearing and settlement banks approximately 15 days following the end of each month.

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

Stock Compensation . The Company accounts for its stock option plans in accordance with Accounting Principles Board Opinion Number 25, "Accounting for Stock Issued to Employees'' ("APB 25''). In accordance with APB 25, no compensation expense has been recognized because the options had an exercise price equal to the market value of Common Stock on the day of grant. Refer to
Note 10 regarding pro forma information provided pursuant to Financial Accounting Standards Board (FASB) Statement No. 123, "Accounting for Stock-Based Compensation."

Inventory . Inventory, which consists of electronic POS equipment, held for sale or rental to merchants, is stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Conversion Costs . The cost of converting purchased merchant portfolios from the seller's processing platform and telecommunications network to the Company's network is expensed as incurred.

Property and Equipment . Property and equipment is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method for financial reporting purposes and primarily accelerated methods for tax purposes. For financial reporting purposes, equipment is depreciated over three to seven years and buildings are depreciated over 30 years. Leasehold improvements and property acquired under capital leases are amortized over the useful life of the asset or the lease term, whichever is shorter. The Company capitalizes costs associated with the development of software for the Company's internal use. Such costs are depreciated over the useful life of the software of up to seven years.

Intangibles . The excess cost of businesses acquired is amortized on the straight-line basis over 30 years. Accumulated amortization at December 31, 1997 and 1996 was $2,048,000 and $1,552,000, respectively.

Amortization of merchant and customer contracts (portfolios) is provided on a straight-line basis over a 10-year life, based on the Company's estimates of future merchant sales volumes. Accumulated amortization of portfolios was $13,255,000 and $8,174,000 at December 31, 1997 and 1996, respectively. The
Company evaluates the reasonableness of the amortization period for its portfolios by monitoring the merchant sales volume processed for those merchants included in the portfolio at the purchase date. The Company will adjust the amortization period of the portfolios if actual merchant sales volumes indicate a different amortization period is more appropriate.

Management periodically evaluates intangibles for indications of impairment based on the operating results of the related business or merchant portfolio purchased. If this evaluation indicates that the intangible asset will not be recoverable, as determined based on the undiscounted cash flows related to the intangible asset over the remaining life of the asset, the carrying value of the related intangible asset will be reduced to fair value.

The Company adopted Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long- Lived Assets to be Disposed Of'' ("SFAS 121") on January 1, 1996. The adoption of SFAS 121 did not have any effect on the financial statements.

Income Taxes . The Company accounts for income taxes under the liability method. Under the liability method, deferred income taxes are recorded to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes.

Settlement Obligations . Settlement obligations result from timing differences in the Company's settlement processes with merchants.

Cash and Cash Equivalents . For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Net Income per Share . In 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and, where appropriate, restated to conform to the SFAS 128 requirements.

                                    NOTE 2

            Merchant Portfolio Purchases and Business Acquisitions

During the years ended December 31, 1997 and 1996, and the 10-month period ended December 31, 1995, the Company made purchases from various banks and third parties, including investments in a joint venture, for an aggregate purchase price of $75,660,000, $4,095,000 and $3,476,000, respectively.

Significant 1997 transactions include purchases of the Crestar Bank
("Crestar") merchant portfolio effective May 29, 1997 and the MBNA America Bank, N.A. ("MBNA") merchant portfolio effective December 31, 1997. The Company also entered into a joint venture with Firstar Bank, U.S.A., N.A. ("Firstar") effective October 31, 1997, whereby Firstar and each of the other banking affiliates of Firstar contributed substantially all merchant portfolio contracts to the joint venture. The Company owns 51% of the joint venture and will perform the transaction processing services for the joint venture's merchant contracts. Estimated annual processing volume for the Crestar, MBNA and Firstar merchant contracts are $1.8 billion, $1.0 billion and $3.0 billion, respectively. The Company's operating results reflect each of these purchases from the effective dates of the transactions.

The following summarizes the allocation of the purchase price to the major categories of assets acquired and liabilities assumed resulting from the acquisitions:

                                                    December 31,
                                      --------------------------------------
                                           1997         1996         1995
                                      --------------------------------------
Current assets                        $         -  $         -   $   157,000
  Property and equipment                        -            -        15,000
  Non-compete agreement                   250,000      128,000       330,000
  Excess cost of businesses acquired            -            -       354,000
  Merchant contracts                   75,410,000    3,967,000     2,620,000
                                       75,660,000    4,095,000     3,476,000
  Liabilities assumed                           -            -             -
  Notes payable to seller                       -      128,000       174,000
  Net cash paid                       $75,660,000  $ 3,967,000   $ 3,302,000

                                   (Note 3)

                            Property and Equipment

Property and equipment at December 31, 1997 and 1996 consist of:

                                                           December 31,
                                                 ----------------------------
                                                       1997           1996
                                                 ----------------------------
Land and building                                $    744,000    $    614,000
Equipment                                          20,641,000      13,179,000
Software, internally developed                      4,125,000          68,000
Furniture and fixtures                              1,934,000       1,394,000
Leasehold improvements                              1,375,000       1,129,000
Work-in-progress                                    2,701,000            --

                                                   31,520,000      16,384,000

Less accumulated depreciation and amortization    (10,503,000)     (6,172,000)

                                                 $ 21,017,000    $ 10,212,000


                                    Note 4

                                 Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                    December 31,
                                            ----------------------------
                                                1997            1996
                                            ----------------------------
Deferred Tax Liabilities:
Property and equipment                      $ 2,576,000    $   426,000
Tax over book amortization                         --           22,000
Other                                           540,000        411,000
  Total deferred tax liabilities              3,116,000        859,000
Deferred Tax Assets:
Start-up expenses                                 4,000         10,000
Allowance for doubtful accounts               1,590,000      1,348,000
Accrued liabilities                             761,000        305,000
Book over tax amortization                      121,000           --
Credit carryforwards                               --           39,000
Net operating loss carryforwards                   --          848,000
  Total deferred tax assets                   2,476,000      2,550,000
Net deferred taxes                          $  (640,000)   $ 1,691,000

In the 10-month period ended December 31, 1995, there was a $5,206,000 change in the valuation allowance which resulted in a reduction of the excess cost of business acquired of $228,000 as a result of deductible temporary differences acquired in businesses combinations. The remainder of $4,978,000 was included in the provision for income taxes. In assessing the likelihood of utilization of existing net deferred tax assets, management considered (a) its current operating environment, (b) results of future operations to generate sufficient taxable income and (c) the excess of its appreciated asset values over the related tax basis and, accordingly, has determined that it is more likely than not that the deferred tax assets will be realized.

The components of the provision (benefit) for income taxes are as follows:

                                        Years ended        10-month period ended
                                        December 31,            December 31
                                 ------------------------- ---------------------
                                     1997          1996            1995
                                 ------------------------- ---------------------
Current:
  Federal                        $ 7,922,000   $ 1,541,000     $         -
  State                              669,000       178,000               -
Deferred:
  Federal                          2,149,000     2,638,000         871,000
  State                              182,000       407,000          50,000
  Change in valuation allowance            -             -      (4,978,000)
                                 -----------   -----------     ------------
                                 $10,922,000   $ 4,764,000     $(4,057,000)
                                 ===========   ===========     ============

The provision (benefit) for income taxes differs from the amount computed by applying the federal statutory rate to income before provision for income taxes for the following reasons:

                                        Years ended        10-month period ended
                                        December 31,            December 31
                                 ------------------------- ---------------------
                                     1997          1996            1995
                                 ------------------------- ---------------------
Provision for income taxes at
  statutory rate                 $ 9,907,000   $ 4,211,000     $     282,000
Amortization of excess cost of
  businesses acquired                 57,000        57,000            48,000
Change in valuation allowance              -             -        (4,978,000)
State income taxes, net of
  federal tax benefit                494,000       381,000            33,000
Other                                464,000       115,000           558,000
                                 -----------   -----------      ------------
                                 $10,922,000   $ 4,764,000      $ (4,057,000)
                                 ===========   ===========      ============

                                    NOTE 5

                                Capitalization

Preferred Stock . The Company is authorized to issue 5,000,000 shares of Preferred Stock in one or more series with such designations, powers, preferences, rights, qualifications, limitations and restrictions as may be fixed by the Board of Directors.

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

Effective December 1, 1995, all outstanding warrants held by two principal investors to purchase 1,177,600 shares of Common Stock at prices from $2.34 - $8.20 per share were exchanged for 557,616 shares of the Company's Common Stock. The fair value of the shares issued in exchange for the warrants was based upon the value of the shares inherent in the First Union transaction, which approximated market value. No compensation or distributions were recorded with respect to the exchange.

                                    NOTE 6

                          Long-Term Debt Obligations

Long-term debt obligations at December 31, 1997 and 1996 consist of:

                                                    December 31,
                                             --------------------------
                                                  1997           1996
                                             --------------------------
Revolving loans due September 30, 2002       $ 32,800,000    $        -
Non-compete payable to The Bank of
  Boulder, discounted at an effective rate
  of 9% and due in equal annual
  installments of $180,000 through 1999           320,000       459,000
Other                                              94,000       182,000
Capital lease obligations (Note 7)                432,000       725,000
Total long-term debt obligations               33,646,000     1,366,000
Less amounts due within one year                  350,000       507,000
Long-term debt obligations                   $ 33,296,000    $  859,000

The annual aggregate maturities of long-term obligations, excluding capital lease obligations, at December 31, 1997, are as follows:

1998                                                          $    247,000
1999                                                               167,000
2000                                                                     -
2001                                                                     -
2002                                                            32,800,000
                                                              $ 33,214,000

In October 1997, the Company entered into an agreement with a bank for aggregate loans of up to $80 million. The Company, at its option and subject to the satisfaction of certain conditions, may increase the aggregate amount available on the credit facility to $100 million. On September 30, 2000, all outstanding borrowings in excess of $50 million convert to term loans due in eight equal quarterly installments commencing December 31, 2000 and ending September 30, 2002. All outstanding borrowings under the then remaining $50 million revolving loan commitment are due September 30, 2002.

The Company pays a quarterly commitment fee in arrears on the average daily unused portion of the funds available for revolving loans and letters of credit. This commitment fee ranges from .125% to .200% depending on certain financial ratios. The Company also pays commitment fees for outstanding letters of credit. Such fees range from .35% to .65% depending on certain financial ratios. Interest on outstanding borrowings is charged using, at the Company's option, either the bank's base rate, as defined, or the prevailing Eurodollar rate plus a margin determined from certain financial ratios. At December 31, 1997, outstanding borrowings included $22.8 million at the bank's base rate of 8.5% and $10.0 million in Eurodollar-based loans at a weighted-average rate of 6.2%. Concurrent with entering the above credit agreement, the Company cancelled its previous credit facility, which had available borrowings of $10.0 million. There were no borrowings outstanding under the previous facility at the date of cancellation.

Borrowings under the loan agreement are collateralized by substantially all the assets of the Company. The loan agreement contains restrictive covenants which include, among other items, maintenance of specified ratios of EBITDA (earnings before interest, taxes, depreciation and amortization) to fixed charges and funded debt and restrictions on the payment of dividends.


                                    NOTE 7

                               Lease Obligations

The Company leases office facilities and equipment under non-cancelable capital lease agreements.

The Company also has entered into non-cancelable operating leases covering certain other equipment and office facilities. Rental expense for the years ended December 31, 1997 and 1996 and the 10-month period ended December 31, 1995, was approximately $1,454,000, $912,000 and $509,000, respectively.

Asset balances for property acquired under capital leases included in property and equipment consist of:

                                         December 31,
                                ----------------------------
                                     1997            1996
                                ----------------------------
Building                        $   273,000     $   273,000
Equipment                         1,658,000       1,658,000
                                  1,931,000       1,931,000
Less accumulated depreciation     1,468,000       1,409,000
                                $   463,000     $   522,000

Future minimum lease payments for all non-cancelable leases at December 31, 1997, are summarized below:

                                     Operating Leases   Capital Leases
                                     ----------------   --------------
Year ending December 31,
1998                                    $ 1,434,000       $ 159,000
1999                                      1,163,000         151,000
2000                                      1,081,000          95,000
2001                                        926,000          70,000
2002                                        157,000          70,000
Thereafter                                        -          45,000
Total future minimum lease payments     $ 4,761,000       $ 590,000
Less amount representing interest                           158,000
Present value of minimum lease payments                     432,000
Less amounts due within one year                            103,000
Long-term obligations under capital leases                $ 329,000


                                    NOTE 8

                                Contingencies

The Company is, from time to time, subject to claims and suits arising in the ordinary course of its business. In the opinion of management, the ultimate resolution of any such pending matters will not have a material effect on the Company's financial position and results of operations.

                                    NOTE 9

                      Supplemental Cash Flow Information

Supplemental cash flow disclosures, including non-cash investing and financing activities, are:

                                                Years ended        10-month period ended
                                                December 31,           December 31,
                                         ------------------------  ---------------------
                                             1997         1996             1995
                                         ------------------------  ---------------------
Interest paid                            $   300,000  $ 1,178,000      $ 2,251,000
Income taxes paid                         10,350,000      230,000                -
Acquisition of equipment in exchange for
  debt or capital leases                           -            -          383,000
Note payable issued in conjunction with
  business acquisition                             -      128,000          174,000
Transfer of transaction processing assets,
  primarily terminals at merchant locations,
  in exchange for Common Stock                     -            -        2,411,000

                                    NOTE 10

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

Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model, with the following weighted-average assumptions for 1997: risk-free interest rate of 5.70%; a dividend yield of 0%; volatility factors of the expected market price of the Company's Common Stock of 0.544 and a weighted-average expected life of the option of seven years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                         1997           1996
                                                    ---------------------------
Pro forma net income                                $ 16,245,000    $ 6,824,000
Pro forma net income per share                              0.56           0.23
Pro forma net income per share - assuming dilution          0.54           0.23

The effect of applying Statement 123's fair value method to the Company's stock-based awards granted in 1995 results in net income and earnings per share that are not materially different from amounts reported because the Company elected to use the minimum value method allowed under Statement 123 for non-public companies. Because Statement 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1999.

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

A summary of the Company's stock option activity under the 1991 Plan, and related information, follows:

                                                         Weighted-Average
                                    Number of Options     Exercise Price
                                    -----------------    ----------------
Balance at February 28, 1995            2,872,189               1.18
        Granted                            64,000               2.34
        Terminated                        (24,320)              1.18
Balance at December 31, 1995            2,911,869               1.21
        Terminated                        (31,029)              1.18
        Exercised                      (1,673,432)              1.18
Balance at December 31, 1996            1,207,408               1.24
        Terminated                        (20,736)              1.47
        Exercised                        (289,673)              1.25
Balance at December 31, 1997              896,999               1.18
Exercisable at December 31, 1997          710,139               1.18

Exercise prices for options outstanding as of December 31, 1997, ranged from $1.18 to $2.34. The weighted-average remaining contractual life of those options is 6.4 years.

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

A summary of the Company's stock option activity under the 1996 Employees Plan, and related information, follows:

                                                         Weighted-Average
                                    Number of Options     Exercise Price
                                    -----------------    ----------------
Balance at December 31, 1995                    -
        Granted                           666,890            $ 19.51
        Terminated                        (57,420)             25.57
Balance at December 31, 1996              609,470              18.94
        Granted                           504,090              13.74
        Terminated                       (118,202)             17.53
        Exercised                         (33,054)             18.99
Balance at December 31, 1997              962,304              16.37
Exercisable at December 31, 1997          111,475              18.93
Weighted-average fair value of options
        granted during 1996                                    13.46
Weighted-average fair value of options
        granted during 1997                                     8.49

Exercise prices for options outstanding as of December 31, 1997, ranged from $13.63 to $19.00. The weighted-average remaining contractual life of those options is 8.8 years.

On October 17, 1996, the Company adopted the NOVA Corporation 1996 Directors Stock Option Plan, and reserved 150,000 shares of Common Stock for issuance pursuant to this plan. Stock options granted under this plan are exercisable in 25% increments at the end of each of the four years subsequent to the date of grant. Options are granted at a purchase price per share no less than the market value per share on the grant date. The weighted-average remaining contractual life of those options is 9.3 years.

A summary of the Company's stock option activity under the 1996 Directors Plan, and related information, follows:

                                                         Weighted-Average
                                    Number of Options     Exercise Price
                                    -----------------    ----------------
Balance at December 31, 1995                    -
        Granted                             3,000            $ 30.50
        Terminated                              -                  -
Balance at December 31, 1996                3,000              30.50
        Granted                             5,000              23.49
        Terminated                              -                  -
Balance at December 31, 1997                8,000              26.12
Exercisable at December 31, 1997              750              30.50

                                    NOTE 11

                             Pro Forma Information

Pro forma net income per common share is based on net income attributable to holders of the Company's Common Stock (net income less dividends on Series D Preferred Stock of $230,000 and $489,000 for the year ended December 31, 1996 and the 10-month period ended December 31, 1995, respectively) and the weighted-average number of common and common equivalent shares outstanding during the respective periods, assuming the conversion of Series A, B and C Convertible Preferred Stock into Common Stock. Dilutive common equivalents consist of stock options (calculated using the treasury-stock method). Pursuant to the requirements of the Securities and Exchange Commission, common shares and common equivalent shares issued at prices below the public offering price of $19.00 per share during the 10 months immediately preceding the date of the initial filing of the Registration Statement have been included in the calculation of common shares and common shares equivalents, using the treasury-stock method, as if they were outstanding for all periods presented. Weighted-average shares outstanding do not include Common Stock equivalents which are anti-dilutive. All common share and per share data, except par value per share, have been retroactively adjusted to reflect the 2.56-for-one stock split effected in the form of a stock dividend of the Company's Common Stock, effective February 1996.

                                   (Note 12)

                             Net Income Per Share

The following table sets forth the computation of basic and diluted net income per share in accordance with SFAS 128:

                                                       Years ended   10-month period ended
(In thousands, except per share data)                  December 31,      December 31,
                                                   -------------------    ---------
                                                      1997      1996         1995
                                                   -------------------    ---------
Numerator:
  Net income                                        $ 17,385   $  7,267    $  4,887
  Preferred stock dividends                             --       (1,486)     (3,178)
  Numerator for basic net income per share - income
  available to common shareholders                    17,385      5,781       1,709
  Effect of dilutive securities:
  Preferred stock dividends for Series A,
    B and C preferred stock                             --        1,256       2,689
  Numerator for diluted net income per share -
    income available to common shareholders
    after assumed conversions                         17,385      7,037       4,398

Denominator:
  Denominator for basic net income per share -
  weighted-average shares                             28,863     22,811       2,646
  Effect of dilutive securities:
  Employee stock options                               1,253      1,672       1,756
  Cheap stock                                           --         --            52
  Convertible preferred stock                           --         --        11,876
  Effect of conversion of preferred stock               --        4,121        --
                                                       1,253      5,793      13,684
  Dilutive potential common shares
  Denominator for diluted net income per share -
    adjusted weighted-average shares and
    assumed conversions                               30,116     28,604      16,330
Basic net income per share                          $   0.60   $   0.25    $   0.65
Diluted net income per share                        $   0.58   $   0.25    $   0.27

                                    NOTE 13

                            Related Party Support

The Company paid one of its shareholders $2,730,000, $1,817,000 and $1,220,000 in the years ended December 31, 1997 and 1996 and the 10- month period ended December 31, 1995, respectively, relating to the Company's utilization of the shareholder's telecommunications network.

The Company paid another of its shareholders $2,595,000, $9,532,000 and $943,000 in the years ended December 31, 1997 and 1996 and the 10- month period ended December 31, 1995, respectively, relating to the Company's utilization of the shareholder's labor force during conversion, as well as fees paid for certain transaction processing expenses.

The Company received $850,000 and $1,154,000 of interest income from one of its shareholders in the years ended December 31, 1997 and 1996, respectively.

                                    NOTE 14

                                Retirement Plan

The Company maintains the NOVA Information Systems, Inc. 401(k) and Profit Sharing Plan (the "Plan''), which covers substantially all eligible employees of the Company. Under the Plan, the Company may match a percentage of employee contributions. The Company may also make a profit-sharing contribution to the Plan on behalf of eligible employees. During the years ended December 31, 1997 and 1996 and the 10-month period ended December 31, 1995, contribution expenses related to the Plan were not significant.

                                    NOTE 15

                            Financial Instruments

The Company's financial instruments at December 31, 1997 and 1996 consist primarily of cash and cash equivalents and loans payable to a bank. Due to the short maturities of the cash and cash equivalents, carrying amounts approximate the respective fair values. The loans payable are variable rate instruments at terms the Company believes would be available if similar financing were obtained from another third party. As such, their carrying amounts also approximate their fair value.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of trade accounts receivable and cash investments. Concentrations of credit risk with respect to trade accounts receivable are limited, due to the large number of entities comprising the Company's customer base. In addition, the Company performs ongoing credit evaluations of their customers' financial condition. The Company's cash and cash equivalents at December 31, 1997, are primarily held at one financial institution; however, the Company believes the credit risk is limited, due to the credit standing of the financial institution. In addition, since the amounts are invested in cash equivalents, there is limited market risk (such as a reduction in the fair value of investment securities due to rising interest rates).

                                    NOTE 16

                 Quarterly Financial Information (Unaudited)

                                                1997 calendar quarter ended           1996 calendar quarter ended
                                        ---------------------------------------  --------------------------------------
(in thousands except per share data)     Mar. 31   June 30  Sept. 30    Dec. 31   Mar. 31   June 30  Sept. 30   Dec. 31
                                        ---------------------------------------  --------------------------------------
Revenues                                $ 66,525  $ 78,044  $ 87,489  $ 103,567  $ 60,199  $ 67,568  $ 70,459  $ 67,603
Cost of service                           52,071    59,595    67,499     80,893    46,634    52,624    55,223    53,114
Net income                                 3,145     4,416     4,757      5,067     1,115     1,439     2,369     2,344
Net income per share                        0.11      0.15      0.16       0.17      0.01      0.04      0.08      0.08
Net income per share -
  assuming dilution                         0.11      0.15      0.16       0.17      0.04      0.05      0.08      0.08

The Company has experienced, and expects to continue to experience, significant seasonality in its business. The Company typically realizes higher revenues in the third calendar quarter and lower revenues in the first calendar quarter, reflecting increased transaction volumes during the summer months and a significant decrease in transaction volume during the period immediately following the holiday season. Quarterly results are also affected by the timing of merchant portfolio purchases and the timing and magnitude of expenses for merchant portfolio conversions. Therefore, the results reported in the table above do not necessarily indicate the Company's normal seasonal trends.

                                    NOTE 17

                               Subsequent Event

On January 21, 1998, the Company consummated a transaction (the "KeyBank
Joint Venture") with KeyBank National Association ("KeyBank") pursuant to which the Company will provide transaction processing services to, and jointly own and operate with KeyBank, a newly created limited liability company called Key Merchant Services, LLC ("KMS"). The purchase price of the Company's membership interest is payable over a three year period and is contingent upon achieving certain levels of credit and debit card transaction processing volume. The maximum consideration payable is $74 million. The Company owns a 51% interest in KMS.

                        REPORT OF INDEPENDENT AUDITORS


       To the Board of Directors and Shareholders of NOVA Corporation:

We have audited the accompanying consolidated balance sheets of NOVA Corporation as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 1997 and 1996, and the 10-month period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NOVA Corporation at December 31, 1997 and 1996 and the consolidated results of its operations and its cash flows for the years ended December 31, 1997 and 1996 and the 10-month period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                        /s/ Ernst & Young LLP

Atlanta, Georgia
February 17, 1998

                              BOARD OF DIRECTORS

     Edward Grzedzinski            Chairman of the Board, President and
                                   Chief Executive Officer
                                   NOVA Corporation

     James M. Bahin                Vice Chairman of the Board,
                                   Chief Financial Officer and Secretary
                                   NOVA Corporation

     Charles T. Cannada            Senior Vice President
                                   WorldCom, Inc.

     Dr. James E. Carnes           President and Chief Executive Officer
                                   Sarnoff Corporation

     U. Bertram Ellis, Jr.         Chairman and Chief Executive Officer
                                   IXL Holdings, Inc.

     Dr. Henry Kressel             Managing Director
                                   E.M. Warburg, Pincus & Co., Inc.

     Joseph P. Landy               Managing Director
                                   E.M. Warburg, Pincus & Co., Inc.

     Maurice F. Terbrueggen, Jr.   Senior Vice President and Division Manager -
                                   Merchant Acquiring Business
                                   First Union National Bank of Florida



                     REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, which represent the Company's expectations or beliefs, including, but not limited to, statements concerning existing and new products and services, technologies and opportunities, return on investments in products, transaction volume, and the impact of acquisitions, joint ventures and alliances. When used in the report, the words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond the Company's control. The Company cautions that various factors, including the factors described in the Company's filings with the Securities and Exchange Commission, as well as general economic conditions and industry trends could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements of the Company. Any forward-looking statement speaks only as of the date of this Annual Report, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect the events or circumstances after the date on which such statement is made or to reflect the occurrence of an unanticipated event. New factors emerge from time to time, and it is not possible for the Company to predict all of such factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause factor results to differ materially from those contained in any forward-looking statements.