Form 10-K/A, Exhibit 13
period 1998-12-31
NOVA CORP \GA\
filed 1999-04-26
CIK 1009918

                                                                    EXHIBIT 13.1

                        REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Shareholders

     We have audited the accompanying consolidated balance sheets of NOVA Corporation (and subsidiaries) as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. Our audits also included the financial statements schedule listed in the Index at Item 14(a). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1997 and 1996 financial statements or schedule of PMT Services, Inc. ("PMT"), a wholly-owned subsidiary, and certain of its subsidiaries which statements and schedule reflect total assets of 48% and 40% as of December 31, 1997 and 1996, respectively, and total revenues of 45% and 43% for the years ended December 31, 1997 and 1996, respectively. Those statements and schedule were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the 1997 and 1996 data included for PMT, is based solely on the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of NOVA Corporation and subsidiaries at December 31, 1998 and 1997, and the consolidated results of operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. Also, in our opinion, based on our audits and the report of the other auditors, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                           /S/  Ernst & Young LLP

Atlanta, Georgia
February 19, 1999

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors
and Shareholders of PMT Services, Inc.


In our opinion, the consolidated balance sheet and the related consolidated statements of income, of changes in shareholders' equity and of cash flows (not presented separately herein) present fairly, in all material respects, the financial position of PMT Services, Inc. and its subsidiaries at July 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP
Nashville, Tennessee
September 25, 1998

                               NOVA CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                         In thousands, except shares

                                                                   December 31,
                                                                ------------------
                                                                  1998      1997
                                                                --------  --------
Assets
Current Assets
Cash and cash equivalents.....................................  $ 51,131  $ 26,823
Investments...................................................         -    49,168
Trade receivables, less allowance for doubtful accounts of
     $8,466 and $2,822 at December 31, 1998 and
     December 31, 1997, respectively..........................    85,245    54,929
Current portion of net investment in finance leases...........    11,775     9,250
Inventory.....................................................     8,460     3,052
Deferred income taxes.........................................    31,884     3,894
Other current assets..........................................    22,638     5,084
                                                                --------  --------
          Total current assets................................   211,133   152,200
                                                                --------  --------

Merchant and customer contracts...............................   263,992   176,540
Long-term portion of investment in finance leases.............    33,910    24,637
Property and equipment, net...................................    65,732    30,765
Excess cost of businesses acquired............................    14,707    13,188
Long-term note receivable.....................................    13,781     8,773
Other non-current assets......................................    19,278    20,329
                                                                --------  --------
                                                                $622,533  $426,432
                                                                ========  ========

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable..............................................  $ 30,365  $ 17,830
Accounts payable to affiliate.................................       827     3,410
Settlement obligations........................................     9,263    10,896
Accrued liabilities...........................................    20,046    15,235
Credit and fraud loss reserve.................................    12,777     6,738
Accrued merger and consolidation charges......................    45,724         -
Long-term debt obligations due within one year................    31,534    14,962
                                                                --------  --------
          Total current liabilities...........................   150,536    69,071
                                                                --------  --------

Long-term debt................................................    23,025    52,001
Minority interest in subsidiaries.............................     7,754       776
Commitments and
Shareholders' Equity
Common stock, $.01 par value, 200,000,000 shares
     authorized, 72,597,045 and 65,014,746 shares
     outstanding at December 31, 1998 and 1997, respectively..       726       650
Additional paid in capital....................................   422,499   271,314
Accumulated retained earnings.................................    17,993    32,620
                                                                --------  --------
Total shareholders' equity....................................   441,218   304,584
                                                                --------  --------
                                                                $622,533  $426,432
                                                                ========  ========

         See accompanying notes to consolidated financial statements.

                               NOVA CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    In thousands, except per share amounts

                                                                    Years ended December 31,
                                                                    ------------------------

                                                                   1998        1997       1996
                                                                   ----        ----       ----
Revenues.....................................................   $1,145,664   $680,872   $520,417
Operating Expenses:
Cost of service..............................................      885,606    519,387    400,077
Conversion costs.............................................        9,991      2,595      6,395
Selling, general and administrative..........................      120,154     76,038     68,080
Depreciation and amortization................................       44,839     23,603     14,995
Merger and consolidation expenses............................       90,720      1,889         --
                                                                ----------   --------   --------
     Total operating expenses................................    1,151,310    623,512    489,547
                                                                ----------   --------   --------

Operating income (loss)......................................       (5,646)    57,360     30,870
Other income (expense)
Interest income..............................................        6,560      6,265      3,437
Interest expense.............................................       (5,999)    (4,388)    (5,256)
Minority interest in income of subsidiaries..................      (10,056)      (776)        --
Other income.................................................           --         --      1,000
                                                                ----------   --------   --------
                                                                    (9,495)     1,101       (819)
                                                                ----------   --------   --------
Income (loss) before provision (benefit)
     for income taxes........................................      (15,141)    58,461     30,051
Provision (benefit) for income taxes.........................       (2,362)    20,562     10,903
                                                                ----------   --------   --------
Net income (loss)............................................   $  (12,779)  $ 37,899   $ 19,148
                                                                ==========   ========   ========
Per share amounts:
Basic earnings per share (pro forma prior to May 8, 1996)....       $(0.18)     $0.60      $0.32
Diluted earnings per share (pro forma prior to May 8, 1996)..       $(0.18)     $0.58      $0.32
Shares used in per share calculations
Weighted averages shares - basic.............................       70,061     63,571     58,567
Weighted averages shares - diluted...........................       70,061     65,668     59,553

         See accompanying notes to consolidated financial statements.

                               NOVA CORPORATION
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  In thousands, except preferred stock shares

                                                                       ADDITIONAL    RETAINED
                                        PREFERRED    COMMON              PAID IN      EARNING           TREASURY
                                          STOCK       STOCK              CAPITAL     (DEFICIT)           STOCK             TOTAL
                                       ------------  -------           -----------  -----------  ----------------------  ---------
                              SHARES      AMOUNT     SHARES   AMOUNT                             SHARES      AMOUNT
                             --------  ------------  -------  -------                            -------  -------------
Balance at January 1, 1996,
  as previously reported...   33,571      $ 33,571   11,378     $114     $  2,615     $(10,283)       -        $     -   $ 26,017
  Restatement for pooling
       of interests........        -             -    8,586       86       26,096        7,817        9            (69)    33,930
                             -------   -----------   ------     ----     --------     --------   ------  -------------   --------

     As restated...........   33,571        33,571   19,964      200       28,711       (2,466)       9            (69)    59,947
                             -------   -----------   ------     ----     --------     --------   ------   ------------   --------

  Exchange of Preferred
   Stock for common stock..  (28,571)      (28,571)  11,876      119       28,452            -        -              -          -
  Redemption of Series D
     Preferred Stock.......   (5,000)       (5,000)       -        -            -            -        -                    (5,000)
  Issuance of common stock
     related to secondary
      offering.............        -             -    4,184       42      140,763            -        -              -    140,805
  Payment of accrued
   dividends on
     Preferred Stock.......        -             -                              -      (11,689)       -              -    (11,689)
  Stock options exercised..        -             -    1,706       17        2,123            -        -              -      2,140
  Income tax benefit from
   stock
     options exercises.....        -             -        -        -        1,295            -        -              -      1,295
  Issuance of common stock
     related to NOVA
      initial public
     offering, net of
      expenses.............        -             -    3,793       38       65,291            -        -              -     65,329
  Stock splits.............        -             -   21,400      214         (214)           -        -              -          -
  Purchases of treasury
   stock...................        -             -        -        -            -            -      557         (2,093)    (2,093)
  Reissuance of treasury
   stock...................        -             -        -        -          (69)           -       (9)            69          -
  Distribution of
   Subchapter
     S Corporations prior
      to poolings..........        -             -        -        -            -       (1,504)       -              -     (1,504)
  Subsidiary fiscal year
   conversion..............        -             -        -        -            -         (358)       -              -       (358)
  Minority shareholders'
   contribution............        -             -        -        -            -          120        -              -        120
  Net and comprehensive
   net income..............        -             -        -        -            -       19,148        -              -     19,148
                             -------   -----------   ------     ----     --------     --------   ------   ------------   --------

Balance at December 31,
 1996......................        -             -   62,923      630      266,352        3,251      557         (2,093)   268,140
                             -------   -----------   ------     ----     --------     --------   ------   ------------   --------
  Issuance of common stock.        -             -        1        -           14            -        -              -         14
  Stock options exercised..        -             -      574        5        1,440            -        -              -      1,445
  Income tax benefit from
   stock
     options exercises.....        -             -        -        -        1,986            -                       -      1,986
  Cancellation of treasury
   stock...................        -             -     (557)      (6)         (74)      (2,013)    (557)         2,093          -
  Distribution of
   Subchapter
     S Corporations prior
      to poolings..........        -             -        -        -            -       (6,756)       -              -     (6,756)
  Pooling of interest
   transactions............        -             -    2,074       21        1,072          239        -              -      1,332
  Minority shareholders'
   contribution............        -             -        -        -          524            -        -              -        524
  Net and comprehensive
   net income..............        -             -        -        -            -       37,899        -              -     37,899
                             -------   -----------   ------     ----     --------     --------   ------   ------------   --------

Balance at December 31,
 1997......................        -             -   65,015      650      271,314       32,620        -              -    304,584
                             -------   -----------   ------     ----     --------     --------   ------   ------------   --------
  Issuance of common stock
   related
     to NOVA  offering, net
     of expenses...........        -             -    5,000       50      142,539            -        -              -    142,589
  Stock options exercised..        -             -      615        6        6,614            -        -              -      6,620
  Income tax benefit from
   stock
     options exercises.....        -             -        -        -        1,057            -        -              -      1,057
  Subsidiary fiscal year
   conversion..............        -             -      307        3          163        5,506        -              -      5,672
  Pooling of interest
   transactions............        -             -    1,660       17          812       (2,593)       -              -     (1,764)
  Distribution of
   Subchapter
     S Corporations prior
      to poolings..........        -             -        -        -            -       (4,761)       -              -     (4,761)
  Net and comprehensive
   net loss................        -             -        -        -            -      (12,779)       -              -    (12,779)
                             -------   -----------   ------     ----     --------     --------   ------   ------------   --------

Balance at December 31,
 1998......................        -      $      -   72,597     $726     $422,499     $ 17,993        -        $     -   $441,218
                             =======   ===========   ======     ====     ========     ========   ======   ============   ========

         See accompanying notes to consolidated financial statements.

                               NOVA CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (In thousands)

                                                                                Years ended December 31,
                                                                             ------------------------------

                                                                              1998       1997        1996
                                                                           ---------  ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)......................................................    $(12,779)  $  37,899    $ 19,148
Subsidiary fiscal year conversion......................................       4,820           -        (358)
Adjustments to reconcile net income (loss)
  to net cash provided by operating activities:
  Non-cash portion of merger and consolidation charges.................      18,491           -
  Depreciation and amortization........................................      44,839      23,603      14,995
  Deferred income taxes................................................     (30,429)      1,376       2,740
  Loss on disposal of equipment........................................         265          12           -
  Minority interest....................................................       5,182         776           -
  Interest on debt obligations.........................................       2,062
  Gain on disposition of non-compete agreement.........................           -           -        (150)
  Changes in assets and liabilities, net of the
   effects of business acquisitions:
   Trade receivables...................................................     (32,179)    (22,351)     (4,537)
   Inventory...........................................................      (4,503)       (613)        133
   Other assets........................................................     (21,674)     (9,944)        (50)
   Accounts payable....................................................      11,131       9,177        (735)
   Accrued liabilities.................................................      52,608       2,309      10,997
                                                                           --------   ---------   ---------

  Net cash provided by operating activities............................      37,834      42,244      42,183
                                                                           --------   ---------   ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of merchant portfolios and customer contracts.................     (91,125)   (108,804)    (36,004)
Purchase of property and equipment.....................................     (46,385)    (20,576)     (8,884)
Purchase of equipment for leasing......................................     (27,906)    (19,297)    (20,865)
Purchase of investments................................................           -     (49,168)          -
Proceeds from sale of investments......................................      39,123           -           -
Amounts received on leases.............................................      18,329      14,650      12,789
Other..................................................................           -       1,076          64
                                                                           --------   ---------   ---------

     Net cash used in investing activities.............................     107,964)   (182,119)    (52,900)
                                                                           --------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings and notes payable, net.............       1,496      32,800       4,008
Proceeds from the issuance of long-term debt...........................      20,353      34,189      36,018
Payments on long-term debt and capital leases..........................     (70,074)    (38,657)    (72,055)
Payment of Preferred Stock dividends...................................           -           -     (11,689)
Proceeds from  public offerings of
  common stock, net of offering expenses...............................     142,589          14     206,291
Redemption of Preferred Stock..........................................           -           -      (5,000)
Proceeds from stock options exercised..................................       6,620       1,445       1,982
Purchase of treasury stock.............................................                       -        (630)
Issuance of note receivable............................................      (1,785)     (8,773)          -
Distributions of Subchapter S Corporations.............................      (4,761)     (5,083)     (1,504)
Other..................................................................           -           -         120
                                                                           --------   ---------   ---------

  Net cash provided by financing activities............................      94,438      15,935     157,541
                                                                           --------   ---------   ---------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS...................      24,308    (123,940)    146,824
                                                                           --------   ---------   ---------

Cash and cash equivalents, beginning of the year.......................      26,823     150,763       3,939
                                                                           --------   ---------   ---------

Cash and cash equivalents, end of the year.............................    $ 51,131   $  26,823    $150,763
                                                                           ========   =========   =========
SUPPLEMENTARY INFORMATION
  Income taxes paid....................................................    $ 28,181   $  19,763    $  5,696
  Interest paid........................................................    $  6,944   $   3,866    $  4,632
  Notes payable issued in connection with business acquisition.........    $ 33,758   $     433    $    209

          See accompanying notes to consolidated financial statements.

                               NOVA CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                    NOTE 1

                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  DESCRIPTION OF BUSINESS AND ORGANIZATION.   NOVA Corporation (the "Company" or
"NOVA") is a provider of integrated electronic transaction processing services, related software application products and value-added services primarily to small-to-medium-sized merchants. The Company provides merchants with transaction processing support for all major credit and charge cards, including VISA, MasterCard, American Express, Discover, Diners Club and JCB, and also provides access to debit card processing and check verification services. NOVA provides merchants a broad range of transaction processing services, including authorizing card transactions at the point-of-sale ("POS"), capturing and transmitting transaction data, payment settlement, and assisting in resolving billing disputes with customers.

  PRINCIPLES OF CONSOLIDATION.   The consolidated financial statements include
the accounts of NOVA Corporation and its majority-owned subsidiaries. All significant intercompany transactions have been eliminated.

  COMBINED FINANCIAL RESULTS.   On September 24, 1998, NOVA completed a merger
transaction with PMT Services, Inc. ("PMT"), pursuant to which PMT became a wholly-owned subsidiary of NOVA. In addition to the PMT merger, PMT completed various mergers prior to the merger with NOVA. These mergers were intended to qualify as tax-free reorganizations and were accounted for as poolings of interests. Accordingly, the consolidated historical financial statements for all periods presented combined the financial results of NOVA and PMT. Although prior to the merger PMT reported on the fiscal year ended July 31 basis, PMT changed their year end to October 31 in 1998. Conforming PMT to a calendar year fiscal year was not practicable for 1998 due to the timing and cost associated with establishing and auditing the beginning of year balances as of January 1, 1998. Beginning in 1999, PMT's fiscal year will be changed to conform to a calendar year.

  The NOVA balance sheet as of December 31, 1998, has been combined with the PMT balance sheet as of October 31, 1998. The NOVA balance sheet as of December 31, 1997, has been combined with the PMT balance sheet as of July 31, 1997. The NOVA statement of operations and cash flows for the year ended December 31, 1998, has been combined with the PMT statement of operations and cash flows for the twelve months ended October 31, 1998. The NOVA statements of operations and cash flows for the years ended December 31, 1997 and 1996, have been combined with the PMT statements of operations and cash flows for the fiscal years ended July 31, 1997 and 1996. The results of operations of PMT for the period August 1, 1997 through October 31, 1997, of $7.6 million have been reported as an increase to shareholders equity for the year ended December 31, 1998. Revenues for this interim period were $101.1 million and expenses, including income taxes, were $93.5 million.

  There were no transactions between NOVA and PMT prior to the combination, and immaterial adjustments were recorded to conform PMT's accounting policies. Certain reclassifications were made to the PMT financial statements to conform to NOVA's presentations.

  USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS. In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

  REVENUE AND COST OF SERVICE RECOGNITION.   Revenues derived principally from
the electronic processing of transactions (principally merchant discount) are recognized, net of revenue sharing amounts, at the time the merchants' transactions are processed. Directly related cost of service are also recognized at the time of processing and include interchange fees paid to the credit card issuing bank, VISA and MasterCard assessments, telecommunications expenses, and merchant accounting processing fees.

  When the Company purchases merchant portfolios, it typically enters into revenue sharing agreements with the sellers. The revenue sharing amounts are determined primarily on sales volume processed for a particular group of merchants. The revenue sharing agreements generally have an initial term of at least three years with renewal provisions. Revenue is shown in the accompanying statements of operations net of revenue sharing amounts of $35.3 million, $16.3 million, and $15.3 million for the years ended December 31, 1998, 1997, and 1996, respectively.

  Additional revenue sources include the sale, lease and rental of POS processing equipment. Revenues related to direct financing leases are recognized over the term of the lease using the effective interest method. Equipment sales revenues are recorded when the equipment is shipped. Rental income is recognized as earned.

  CONVERSION COSTS.   The cost of converting purchased merchant portfolios from
the seller's processing platform and telecommunications network to the NOVA Network is expensed as incurred.

  CASH AND CASH EQUIVALENTS.   For purposes of the consolidated statements of
cash flows, NOVA considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

  RESTRICTED CASH.   Restricted cash represents funds held-on-deposit with
certain processing banks pursuant to agreements to cover potential merchant losses, and funds held by lending institutions pursuant to loan agreements to provide additional collateral. These amounts are classified as "Other Non-current Assets" for financial statement purposes, and total $8.2 million and $9.3 million at December 31, 1998 and 1997, respectively.

  INVESTMENTS.   The investments held at December 31, 1997, consist of United
States Government Treasury Notes that have a term of less than one year. These investments are classified as held-to-maturity in accordance with Statement of Financial Accounting Standards No.115, "Accounting for Certain Debt and Equity Securities" ("SFAS 115"), and are carried at amortized cost as determined by specific identification. The fair value of these investments was $49.2 million at December 31, 1997. The Company held no investments at December 31, 1998.

  ACCOUNTS RECEIVABLE.   Accounts receivable are primarily comprised of amounts
due from the Company's clearing and settlement banks and represent the discount earned, after related interchange fees on transactions processed during the month ending on the balance sheet date. Such balances are received from the clearing and settlement banks approximately twenty days following the end of each month.

  The Company's merchant customers have liability for charges disputed by cardholders. However, in the case of merchant insolvency, bankruptcy or other nonpayment, the Company may be liable for any of such charges disputed by cardholders. The Company believes that the diversification of its merchant portfolio among industries and geographic regions reduces its risk of loss. Based on its historical loss experience, the Company has established reserves for estimated credit losses on transactions processed.

  FINANCING LEASES.   The Company provides direct financing leases and sales-
type leases to its customers. The significant difference between the two types of leases is dealer profit recognized in a sales-type lease. At inception of a POS equipment lease, the Company records an investment in direct financing leases which is equal to the total of future lease rentals and the estimated residual value of the leased equipment less unearned income. The unearned income is the difference between the cost of the equipment and the total of future lease rentals plus the estimated residual value of the leased equipment. Residual value is based on the estimated proceeds from the sale or lease of the asset at the end of the lease term. Amortization of unearned income is recorded using the effective interest method. The investment in financing leases is reduced by an allowance for rental payments that are expected to be uncollectible.

  INVENTORY. Inventory, which consists of electronic POS equipment held for sale or rental to merchants, is stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

  PROPERTY AND EQUIPMENT. Property and equipment is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method for financial reporting purposes and primarily accelerated methods for tax purposes. For financial reporting purposes, equipment is depreciated over three to seven years and buildings are depreciated over thirty years. Leasehold improvements and property acquired under capital leases are amortized over the useful life of the asset or the lease term, whichever is shorter. Direct costs associated with the development of software for internal use are capitalized and depreciated over the useful life of the software, up to seven years. Maintenance and repairs are charged to expense as incurred. Expenditures for renewals and improvements that extend the useful life are added to the property and equipment accounts. The Company rents POS equipment to merchants under operating leases. The rented equipment is capitalized and depreciated over three years.

  FINANCIAL INSTRUMENTS. The Company's financial instruments at December 31, 1998 and 1997 consist primarily of cash and cash equivalents and loans payable to financial and lending institutions. Due to the short maturities of the cash and cash equivalents, carrying amounts approximate the respective fair values. The loans payable are variable rate instruments at terms the Company believes would be available if similar financing were obtained from another third party. As such, their carrying amounts also approximate their fair value.

  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of trade accounts receivable and cash investments. Concentrations of credit risk with respect to trade accounts receivable are limited, due to the large number of entities comprising the customer base and the ongoing credit evaluations conducted to monitor the status of a customer's financial condition. Cash investments are held by numerous financial institutions and present minimal risk to the Company.

  INTANGIBLES. The excess cost of businesses acquired is amortized on the straight-line basis over thirty years. Accumulated amortization at December 31, 1998 and 1997, was $2.6 million and $2.1 million, respectively. Amortization expense was approximately $573,000, $500,000 and $496,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

  Amortization of merchant portfolios is provided on a straight-line basis over a ten-year life, based on the Company's estimates of future merchant sales volumes. Accumulated amortization of portfolios was $63.1 million and $31.9 million at December 31, 1998 and 1997, respectively. Amortization expense was approximately $ 30.0 million, $14.0 million, and $8.4 million for the years ended December 31, 1998, 1997, and 1996, respectively.

  Management periodically evaluates intangibles for indications of impairment based on the operating results of the related business or merchant portfolio purchased. If this evaluation indicates that the intangible asset will not be recoverable, as determined based on the undiscounted cash flows over the remaining life of the asset, the carrying value and remaining amortization period of the related intangible asset will be adjusted to reflect fair value.

  INCOME TAXES. The Company accounts for income taxes pursuant to the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under this method, deferred tax assets and liabilities are recorded to reflect the future tax consequences attributable to the effects of differences between the carrying amounts of existing assets and liabilities for financial reporting and their respective amounts used for income tax purposes.

  SETTLEMENT OBLIGATIONS. Settlement obligations result from timing differences in the Company's settlement processes with merchants.

  STOCK COMPENSATION. NOVA has elected under the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") to continue to use the intrinsic-value method of accounting for employee stock-based compensation in accordance with Accounting Principles Board Opinion Number 25, "Accounting for Stock Issued to Employees" ("APB 25"). Refer to Note 12 regarding pro forma net income (loss) and earnings per share information.

  EARNINGS PER SHARE. Basic earnings per common share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per common share is computed using the weighted average number of common shares outstanding during the period and reflects any dilutive effects of options, warrants and convertible securities outstanding during the period.

  RECENT PRONOUNCEMENTS. In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 1999. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or the financial position of the Company.

  PRESENTATION. Certain 1997 and 1996 amounts have been reclassified to conform to the 1998 presentation.

                                    NOTE 2

                             BUSINESS COMBINATIONS

PMT SERVICES, INC. MERGER

  In September 1998, NOVA completed the acquisition of PMT Services, Inc., in a merger transaction by exchanging 37,651,000 shares of its common stock for all of the outstanding common stock of PMT. Each share of PMT was exchanged for
0.715 of one share of NOVA common stock. In addition, outstanding PMT options and warrants were converted at the same exchange factor of NOVA common stock. See Note 12.

  The combined results reflect reclassifications to conform financial statementpresentation, as follows:

(In thousands, except per share amounts)                       Years ended December 31,
=========================================                    ============================
                                                               1997                1996
                                                               ----                ----
Revenues:
  NOVA....................................................   $335,625            $265,829
  PMT.....................................................    355,010             263,450
  Reclassification to conform
     financial presentation...............................     (9,763)             (8,862)
                                                             --------            --------

  Combined................................................   $680,872            $520,417
                                                             ========            ========

Net income:
  NOVA....................................................   $ 17,385            $  7,267
  PMT.....................................................     20,514              11,881
                                                             --------            --------

  Combined................................................   $ 37,899            $ 19,148
                                                             ========            ========

Net income per share (on a diluted basis):
  NOVA....................................................   $   0.58            $   0.25
  PMT (1).................................................   $   0.58            $   0.38
  Combined................................................   $   0.58            $   0.32



(1) Adjusted for effect of exchange ratio of 0.715 shares of NOVA common stock for each share of PMT common stock.

OTHER BUSINESS COMBINATIONS

     As previously stated, PMT completed various business combinations in the year ended October 31, 1998, and the two years ended July 31, 1997, by issuing common stock in exchange for all of the outstanding common stock of the companies acquired. These transactions were accounted for as pooling of interests. The consolidated accompanying financial statements have been prepared to reflect the restatement of all periods presented. Nine of these transactions were considered material for restatement of prior period consolidated financial statements and are summarized below:

(IN THOUSANDS)
COMPANY ACQUIRED                    DATE                          SHARES ISSUED(1)
Martin-Howe Associates
 (MHA)........................      July 1, 1996                               425
Fairway Marketing Group
 (Fairway)....................      December 23, 1996                          304
Bancard Systems, Inc. (BSI)...      January 27, 1997                         2,239
Retail Payment Services,
 Inc. (RPS)...................      January 30, 1997                           406
Eric Krueger, Inc
 (Krueger)....................      June 3, 1997                               414
LADCO Financial Group (LFG)...      July 14, 1997                            1,046
Bancard, Inc. (BCI)...........      October 2, 1997                          2,768
MBN National, Inc. (MBN)......      May 14, 1998                               706
Superior Bankcard Service,
 Inc. (Superior)..............      July 30, 1998                            2,660

(1) Adjusted for effect of exchange ratio of 0.715 shares of NOVA common stock for stock for each share of PMT common

     Separate revenues, net income (loss) of the acquired operating businesses for the periods prior to each of the mergers are presented in the following table. In addition, the table includes unaudited pro forma net income which reflect pro forma adjustments to present income taxes on the basis on which they will be reported in future periods.


                                  YEAR ENDED     YEAR ENDED
                                 JULY 31, 1997  JULY 31, 1996
                                 -------------  -------------
                                        (In thousands)
Revenues:
     PMT..................       $240,756       $136,254
     MHA..................              -         13,586
     Fairway..............          7,125         19,524
     BSI..................         12,218         21,540
     LFG..................         12,882         11,008
     BCI..................         40,827         31,852
     MBN..................         12,651          8,788
     Superior.............         17,319          7,919
     Other................         11,232         12,979
                                 --------       --------

Revenues, as reported.....       $355,010       $263,450
                                 ========       ========

Net income (loss):
     PMT...............................   $13,806    $ 8,952
     MHA...............................         -       (327)
     Fairway...........................       183       (858)
     BSI...............................       746        288
     LFG...............................     1,319      1,024
     BCI...............................     2,656      1,179
     MBN...............................    (1,041)      (118)
     Superior..........................     2,500        594
     Other.............................       345      1,147
                                          -------    -------

Net income, as reported................    20,514     11,881
Pro forma tax effect of Subchapter
S Corporations.........................    (1,798)      (755)
                                          -------    -------

Pro forma net income...................   $18,716    $11,126
                                          =======    =======

     MHA had a calendar year end. In order to conform MHA's year end to PMT's fiscal year end, results of operations for MHA for the six-month period ended June 30, 1996, have been excluded from the consolidated statement of operations for the year ended July 31, 1996. Accordingly, an adjustment has been made in 1996 to retained earnings for the exclusion of the net loss of $356,914 for such six-month period. MHA's results of operations for this six-month period include revenues of $10.7 million, expenses of $11.0 million and net loss before provision for income taxes of $279,053.

     Fairway, RPS, Krueger, Bancard, MBN and Superior were Subchapter S Corporations for income tax purposes; therefore, these entities did not pay U.S. federal income taxes. These entities will be included in the Company's U.S. federal income tax return effective from the date of each merger.

     In addition to these transactions, PMT completed six separate operating business combinations during the year ended October 31, 1998, and the year ended July 31, 1997, with six unrelated entities. PMT issued an aggregate of 3,577,914 shares of common stock, on a converted basis, in exchange for all the outstanding stock of the six entities. On an individual basis these transactions, which were accounted for as poolings of interests, were not considered material for retroactive restatement of the consolidated financial statements. Retroactive restatement would have increased total assets by 1% as of December 31, 1997. Retroactive restatement would have increased revenue by 4% and 5%, and net income by 4% and 8%, during 1997 and 1996, respectively.

                                    NOTE 3

                MERCHANT PORTFOLIO PURCHASES AND JOINT VENTURES

MERCHANT PORTFOLIOS

     NOVA purchases various merchant portfolios, whereby servicing rights for electronic authorization and payment processing to specific merchants under contract to processing banks are acquired. The Company's operating results reflect each of these purchases from the effective dates of the transactions. During 1998 there was one significant portfolio purchase and several individually insignificant purchases.

     Effective November 4, 1998, the Company completed a transaction with First Union Bank of Delaware, successor by merger to CoreStates Bank of Delaware, N.A. ("CoreStates"), whereby NOVA acquired all rights, title, and interest in and assumed certain liabilities of the CoreStates merchant processing portfolio. The remaining purchase price, payable over a two-year period, is contingent upon achieving certain minimum performance levels over the next two years. An initial non-refundable payment of $25.0 million was made at the time of the purchase. Contingent payments of up to $46.0 million may be required based upon the performance of the portfolio.

     Significant 1997 merchant portfolio purchases include the Crestar Bank merchant portfolio effective May 29, 1997, and the MBNA America Bank, N.A. merchant portfolio effective December 31, 1997. Purchase price consideration paid approximated $21.7 million and $20.3 million, respectively.

JOINT VENTURES

     In addition to merchant portfolio purchases, the Company also entered into joint venture agreements with certain financial institutions for the purpose of expanding and strengthening its merchant processing base. On January 21, 1998, NOVA consummated a transaction with KeyBank National Association ("KeyBank") whereby the Company purchased a 51% membership interest in Key Merchant Services, LLC ("KMS"). NOVA provides transaction processing and other services to the merchant contracts KeyBank initially contributed to the venture. The purchase price of the membership interest is payable over a three-year period. The purchase price recorded was $51.0 million, of which $37.1 million was paid as of December 31, 1998. The remaining amount due is included in long-term debt at December 31, 1998. The maximum consideration payable is approximately $74.1 million.

     Effective October 31, 1997, the Company entered into a joint venture with Firstar Bank, U.S.A., N.A. ("Firstar") whereby NOVA purchased a 51% interest in the joint venture for $24.0 million. The Company performs the transaction processing services for the joint venture's merchant contracts.

     The following summarizes the allocation of the aggregate purchase price to the major categories of assets acquired and liabilities assumed resulting from all portfolio purchases and joint venture investments made by the Company:


                                     December 31,
                                    (IN THOUSANDS)
                                1998        1997       1996
                            --------    --------    -------
Merchant contracts.......   $122,814    $109,247    $36,004
Property and equipment...      2,069          --         --
Non-compete agreement....        932         250        128
                            --------    --------    -------

                             125,815     109,497     36,132
                            --------    --------    -------

Notes payable to seller..    (33,758)       (443)      (128)
                            --------    --------    -------

Net cash paid............   $ 92,057    $109,054    $36,004
                            ========    ========    =======


                                    NOTE 4
                       MERGER AND CONSOLIDATION CHARGES

     As a result of NOVA's merger with PMT and other mergers completed by PMT during 1998, the Company recorded a $90.7 million charge in 1998. This charge was primarily related to direct merger transaction costs, charges associated with the consolidation and closure of PMT's corporate headquarters and certain operating subsidiaries, contract termination costs related to unfavorable third-party processing contracts, and the decision to exit certain of PMT's sales distribution channels.

     Direct merger transaction costs are primarily investment banking commissions, professional fees, and regulatory filing expenses.

     The primary costs associated with consolidation and closure of facilities include employee and executive severance, estimated unrecoverable future lease obligations on vacated facilities, and the write-down of capital assets to their net realizable value. The consolidation and closure actions result from the elimination of overlapping functions, primarily customer service, accounting, and administrative areas. The total number of employees terminated was approximately 275, with 210 having received severance packages as of December 31, 1998. Of these employees certain executives' severance will be paid out over two years. The remaining employees will leave the Company during the first quarter of 1999. The Company began the process of moving PMT's operations from

Nashville, Tennessee to other locations in December 1998, and expects the process to be completed in the first quarter of 1999, at which time the premises in Nashville will be completely vacated.

     Consistent with past practice, management developed a plan in 1998 to convert the front-end and back-end transaction processing of PMT's merchants to the NOVA Network. As a result of this plan, in 1998 the Company negotiated the termination of long-term processing contracts with third parties which resulted in early termination fees. The majority of these terminations were finalized and paid in 1998. The Company expects to complete the negotiation and payment of the remaining contracts during the first half of 1999, and the estimated costs are included in the remaining reserve balance at December 31, 1998.

Capital asset write-downs are substantially attributable to the computer software and equipment, including PMT's management information and financial reporting systems. Additional assets written down include telephone systems, and office furniture and equipment that will not be redeployed for use at another NOVA facility.

     In 1998 management formulated plans to exit unique distribution channels based upon the type of merchant business generated through these channels. Specifically, servicing and maintaining the type of merchant generated through these channels is not compatible with NOVA's operating philosophy and not strategically aligned with NOVA's plan of business. The charge related to exiting this distribution channel includes a contract termination fee and the write-down of certain related intangible assets resulting from an analysis of discounted future cash flows generated from the subject merchants.

     The majority of these merger related costs were paid in the fourth quarter of 1998 and the Company expects the plans associated with the remaining costs to be substantially complete during the first half of 1999.

     Details of the merger related charges are as follows:


(IN THOUSANDS)
                                              Cash/                                      Reserve Balance at
------------------------------------------------------------------------------------------------------------------------------------

DESCRIPTION                                   NON-CASH            CHARGE          ACTIVITY        12/31/98 (1)
------------------------------------------------------------------------------------------------------------------------------------

Direct transaction costs..........            Cash              $15,515           $(11,412)       $      4,103
------------------------------------------------------------------------------------------------------------------------------------

Severance packages................            Cash               14,050             (1,404)             12,646
------------------------------------------------------------------------------------------------------------------------------------

Lease abandonment.................            Cash                4,658                 --               4,658
------------------------------------------------------------------------------------------------------------------------------------

Contract termination
 charges..........................            Cash               35,506            (13,689)             21,817
------------------------------------------------------------------------------------------------------------------------------------

Asset write-down..................            Non-cash            7,121             (7,121)                 --
------------------------------------------------------------------------------------------------------------------------------------

Costs to exit a
 distribution channel.............            Non-cash           11,370            (11,370)                 --
------------------------------------------------------------------------------------------------------------------------------------

Costs to exit a
 distribution channel.............            Cash                2,500                 --               2,500
------------------------------------------------------------------------------------------------------------------------------------

Total                                                           $90,720           $(44,996)       $     45,724
------------------------------------------------------------------------------------------------------------------------------------


(1) Represents reserve balances of $35.0 million October 31, 1998, for PMT. Approximately $15.8 million of these reserves were paid as of February 19, 1999.


     Future cash outlays are anticipated to be completed by the end of 1999, excluding certain lease commitments that will continue through August 2007 if the Company is unable to sublease this space.

                                    NOTE 5

                            PROPERTY AND EQUIPMENT

     Property and equipment at December 31, 1998 and 1997 consist of:

                                                          DECEMBER 31,
(In thousands)                                          1998       1997
                                                        ====       ====
Land and building.................................. $ 10,680   $    744
Equipment..........................................   35,525     24,029
Credit card terminals held for rent................   22,610     10,759
Software, internally developed.....................    5,686      4,125
Furniture and fixtures.............................    6,019      2,790
Leasehold improvements.............................    2,414      1,641
Work-in-progress, including software development...   11,446      2,701
                                                    --------   --------

                                                      94,380     46,789
Less accumulated depreciation and amortization.....  (28,648)   (16,024)
                                                    --------   --------

                                                    $ 65,732   $ 30,765
                                                    ========   ========

     Depreciation expense for the years ended December 31, 1998, 1997, and 1996 was approximately $12.6 million, $6.6 million, and $4.4 million, respectively.

                                    NOTE 6

                    NET INVESTMENT IN DIRECT FINANCE LEASES

     The components of the investment in direct financing leases for POS equipment are as follows:

                                                                             December 31,
(IN THOUSANDS)                                                              1998       1997
                                                                          ---------  ---------
Minimum lease payments.....................................                $ 60,383   $ 48,502
Residual values - unguaranteed.............................                   9,700      5,725
Allowance for doubtful accounts............................                  (3,217)    (2,482)
                                                                           --------   --------

Net minimum lease payments receivable......................                  66,866     51,745
Unearned income............................................                 (21,181)   (17,858)
                                                                           --------   --------

Net investment in direct financing leases..................                $ 45,685   $ 33,887
                                                                           ========   ========

Changes in the allowance for doubtful accounts at December 31, 1998, 1997, and1996 were as follows:

(IN THOUSANDS)                                                    1998       1997       1996
-------------                                                    -------   --------   --------

Balance at beginning of year..............................       $ 2,482   $  1,659   $  1,017
Subsidiary fiscal year conversion.........................            78         --         --
Provision for bad debt expense............................         2,987      2,390      2,133
Charged off lease contracts...............................        (2,776)    (2,043)    (1,638)
Bad debt recoveries.......................................           446        476        147
                                                                 -------   --------   --------

Balance at end of year....................................       $ 3,217   $  2,482   $  1,659
                                                                 =======   ========   ========

     At December 31, 1998, minimum lease payments receivable, including estimated residual values receivable, are due as follows:


(In thousands)               MINIMUM LEASE  UNGUARANTEED RESIDUAL VALUES
                               PAYMENTS              RECEIVABLE
                                                     ----------
                              RECEIVABLE
                              ----------
YEARS ENDED DECEMBER 31,
-----------------------
1999......................       $24,527                 $  982

2000......................        18,559                  2,201

2001......................        12,339                  2,628

2002......................         4,733                  3,637

Thereafter................           225                    252
                                 -------                 ------

                                 $60,383                 $9,700
                                 =======                 ======

     The Company's experience indicates a portion of the leases will terminate at dates other than the end of the contractual period. Accordingly, the foregoing table should not be regarded as a forecast of future collections.

                                    NOTE 7

                                NOTE RECEIVABLE

     In March 1997, PMT entered into a ten year lease agreement for a portion of office space available in a building that served as its corporate headquarters. PMT granted a mortgage loan to an independent developer and advanced funds for the purchase and renovation of the building. The outstanding loan amount of $13.8 million, bears interest at 5%, with principal and interest of $80,562 due monthly in arrears. The loan principal was issued in various draws based upon completion of certain stages of renovation. The outstanding balance is payable in full in August 2007. The mortgage loan is secured by a first lien on the property. An independent appraisal of the property determined its fair value for the purpose of classifying the related leasing transaction in accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The lease is classified as an operating lease, and the minimum lease commitment is included in Note 11.

                                    NOTE 8

                          LONG-TERM DEBT OBLIGATIONS

Long-term debt obligations at December 31, 1998 and 1997 consist of the following:

                                                       December 31,
                                                       ------------
(In thousands)                                                       1998            1997
--------------                                                       ----            ----
Notes payable, secured by the remaining payment
  stream of certain leases and restricted cash,
  principal and interest at a variable rate
  based on the one month Commercial Paper rate
  then in effect (5.91% - 6.38%) at October 31,
  1998), are payable monthly, with all unpaid
  principal and interest due by May 2003.....................  $  24,879            $ 5,258
Notes payable, secured by the remaining payment
  stream of certain leases and restricted cash,
  principal and interest at rates ranging from
  10.11% to 12.21% per annum, are payable monthly,
  with all unpaid principal and interest due by
  April 2000.................................................        640              5,085
Notes payable, secured by the remaining payment
  stream of certain leases and restricted cash,
  principal and interest at 7.22% per annum, are
  payable monthly, with all unpaid principal and interest
  due by March 2002..........................................      9,401             18,761
Notes payable, secured by the remaining payment
  stream of certain leases and restricted cash,
  principal and interest at 12.00% per annum
  are payable monthly, with all unpaid principal
  and interest due by March 1999.............................         31                481
Revolving line of credit obligation (maximum
  available balance of $3.0 million), secured by
  the remaining payment stream of certain leases
  and restricted cash, principal and interest at
  a variable rate based on the prime rate (9.5% at
  July 31, 1997), are payable monthly, with all
  unpaid principal and interest due on demand................          -              1,290
Revolving line of credit obligation (maximum
  available balance of $1.5 million), secured by
  the remaining payment stream of certain leases
  and restricted cash, principal and interest
  at variable rate based on the prime rate (10.0%
  at July 31, 1997), are payable monthly, with
  all unpaid principal and interest due by
  May 1998...................................................          -                346
Revolving credit facility due through 2002,
at a weighted rate of 7.88%..................................         --             32,800
Deferred purchase price installment,
discounted at 6.5%, due 1999.................................     17,362                 --
Other........................................................      2,246              2,942
                                                                --------          ---------

Total long-term debt obligations.............................     54,559            66,963
Less amounts due within one year.............................    (31,534)          (14,962)
                                                                --------          --------

Long-term debt obligations...................................   $ 23,025          $ 52,001
                                                                ========          ========

The maturities of long-term obligations at December 31, 1998, are as follows:

                                                                              (In thousands)
              1999.............................................................   $ 31,534
              2000.............................................................      8,909
              2001.............................................................      5,838
              2002.............................................................      5,453
              2003.............................................................      2,825
                                                                                  --------
                                                                                  $ 54,559
                                                                                  ========

     In October 1997, the Company entered into an agreement with a bank for aggregate loans of up to $80.0 million. The Company, at its option and subject to the satisfaction of certain conditions, may increase the aggregate amount available on the credit facility to $100.0 million. On September 30, 2000, all outstanding borrowings in excess of $50.0 million automatically convert to term loans due in eight equal quarterly installments commencing December 31, 2000, and ending September 30, 2002. All outstanding borrowings under the then remaining $50.0 million revolving loan commitment are due September 30, 2002. There were no outstanding borrowings against this facility at December 31, 1998.

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

     Borrowings under the loan agreement are collateralized by substantially all the assets of the Company. The loan agreement contains restrictive covenants that include, among other items, maintenance of specified ratios of EBITDA (earnings before interest, taxes, depreciation and amortization) to fixed charges and funded debt and restrictions on the payment of dividends. In connection with the PMT Merger and other acquisitions closed in 1998 and 1999, the Company obtained a waiver of certain covenants under the Credit Agreement, which is effective for all applicable periods.

     As a result of the PMT acquisition, the Company also has a $20.0 million revolving line of credit available, which expired without renewal on January 31, 1999. There were no outstanding borrowings at December 31, 1998 or 1997.

                                    NOTE 9

                                 INCOME TAXES

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

(IN THOUSANDS)                                   DECEMBER 31,
                                                 ============
                                              1998         1997
                                            -------       -------
DEFERRED TAX LIABILITIES:
  Property and equipment.................   $ 7,757       $ 3,094
  Gross lease receivable.................    23,489        21,743
  Residual values, including portfolios..     4,495         3,355
  Mark - to - market accounting for
     accounts receivable.................     1,052           540
  Other..................................     1,467             2
                                            -------       -------

     Total deferred tax liabilities......    38,260        28,734
DEFERRED TAX ASSETS:
  Leased equipment.......................    14,870        12,800
  Merger related costs...................    18,663            --
  Unearned income........................     8,659         8,006
  Allowance for doubtful accounts
     and merchant loss reserve...........    10,463         2,977
  Accrued liabilities....................     3,588           793
  Book over tax amortization.............    12,619         3,466
  Net operating loss carryforwards.......       332         1,299
  Other..................................       225             4
                                            -------       -------

     Total deferred tax assets...........    69,419        29,345
Valuation allowance......................      (332)         (332)
                                            -------       -------

Net deferred tax assets..................   $30,827       $   279
                                            =======       =======

  In assessing the likelihood of utilizing existing net deferred tax assets, management considered its current operating environment, future ability to generate sufficient taxable income, and the excess of its appreciated asset values over the related tax basis. At this time, management believes it is more likely than not that the deferred tax assets will be realized based on its assessment of current financial condition.

  The components of the provision (benefit) for income taxes are as follows:

                                        December 31,
                                        ============
(In thousands)                     1998      1997     1996
                                 ---------  -------  -------
CURRENT:

  Federal......................  $ 25,735   $16,878  $ 6,936
  State........................     2,332     2,308    1,227
DEFERRED:
  Federal......................   (26,681)    1,214    2,168
  State........................    (3,748)      162      377
CHANGE IN VALUATION ALLOWANCE..        --        --      195
                                 --------   -------  -------

                                 $ (2,362)  $20,562  $10,903
                                 ========   =======  =======

The provision (benefit) for income taxes differs from the amount computed by applying the federal statutory rate to income before provision for income taxes for the following reasons:

                                                      December 31,
                                                  =====================
                                                   1998    1997   1996
                                                  -------  -----  -----
Federal statutory rate..........................   (35.0)% 35.0%  34.4%
State income taxes, net of federal tax benefit..    (6.1)   2.8    3.5
Non-deductible merger-related charges...........    32.2     --     --
Amortization of excess cost of businesses
  Acquired......................................     0.5    0.1    0.2
Change in valuation allowance...................      --     --    0.7
Subchapter S Corporations income
  not subject to tax............................    (7.4)  (2.9)  (2.5)
Other...........................................     0.2    0.2     --
                                                  -------  -----  -----

Effective tax rate..............................  (15.6)%  35.2%  36.3%
                                                  ======   ====   ====

  The Company has approximately $300,000 of federal and state net operating loss carryforwards available to offset future taxable income of certain subsidiaries. These cumulative net operating loss carryforwards expire in varying amounts through fiscal 2013. A valuation allowance has been established for certain of these net operating losses as utilization by the applicable subsidiaries is not reasonably assured.


                                    NOTE 10

                                CAPITALIZATION

  PREFERRED STOCK. The Company is authorized to issue 5,000,000 shares of Preferred Stock in one or more series with such designations, powers, preferences, rights, qualifications, limitations and restrictions as may be fixed by the Board of Directors.

  On May 8, 1996, upon consummation of the Company's initial public offering, the Series A, B and C Preferred Stock, totaling 28,571 shares, were converted into 11,876,218 shares of common stock. In addition, the Company redeemed the 5,000 shares of Series D Preferred Stock outstanding for $5,000,000 on May 8, 1996. Cumulative dividends of $11,689,000 were paid to holders of Preferred Stock concurrent upon the liquidation of all series of Preferred Stock.

  COMMON STOCK.   In connection with the PMT merger, NOVA amended its Articles of Incorporation to increase the number of authorized shares of NOVA common stock from 50,000,000 shares to 200,000,000 shares. The NOVA shareholders approved the amendment at the special meeting of NOVA's shareholders held on September 24,1998.

  On April 21, 1998, NOVA completed a public offering in which the Company sold 5,000,000 shares of common stock for a purchase price to the public of $30.00. The net proceeds received from the sales of the shares on common stock were approximately $142.6 million after deducting underwriting discounts and commissions and estimated expenses. The Company used its net proceeds to repay all amounts outstanding under its bank credit facility and to purchase various merchant portfolios.

                                    NOTE 11

               COMMITMENTS, CONTINGENCIES, AND LEASE OBLIGATIONS

  CONTINGENCIES

  NOVA is involved in ordinary and routine litigation incidental to its business. The Company is not party to any pending legal proceedings that, in the opinion of management, would have a material adverse effect on the results of operations or financial position.

  OPERATING LEASE OBLIGATIONS

  The Company has leases for various real property and equipment that expire at various dates.

  The future minimum rental commitments, net of future sublease income, for all non-cancelable leases at December 31, 1998, are payable as follows:

  (IN THOUSANDS)
  YEAR  ENDING DECEMBER 31,
  -------------------------
     1999.................................        $ 4,319
     2000.................................          3,974
     2001.................................          3,633
     2002.................................          2,510
     2003.................................          1,470
     Thereafter...........................          6,344
                                                  -------

     Total future minimum lease payments..        $22,250
                                                  =======

  Rental expense, net of sublease income, for the years ended December 31, 1998, 1997, and 1996, was approximately $4.9 million, $3.3 million, and $2.3 million, respectively.


                                    NOTE 12

                              STOCK OPTION PLANS

  The Company applies APB 25 and related interpretations in accounting for its employee stock options. Under APB 25, if the exercise price of NOVA's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. As discussed below, the alternative fair value accounting provided for under SFAS 123 requires the use of option valuation models that were not developed for use in valuing employee stock options.

  Pro forma disclosures of net income (loss) and earnings per share pursuant to SFAS 123, requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

         YEAR ENDED DECEMBER 31,              1998         1997         1996
                                           -----------  -----------  -----------

     Risk free interest rate.............  4.5% - 5.7%  5.7% - 6.9%  5.7% - 6.8%
     Dividend yield......................           0%           0%           0%
     Expected volatility of stock price..       0.577        0.544        0.692
     Expected life in years..............           7            7            7


  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. In management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options because the stock options have characteristics significantly different from those of traded options, and changes in the subjective assumptions can materially affect the fair value estimate.

  The pro forma amounts are indicated below:

                               (In thousands, except per share amounts)
                                    1998           1997         1996
                               --------------  ------------  -----------
NET INCOME (LOSS):
  As reported................     $(12,779)       $37,899      $19,148
  Pro forma..................     $(18,045)       $35,398      $18,073
BASIC EARNINGS PER SHARE:
  As reported................     $  (0.18)       $  0.60      $  0.36
  Pro forma..................     $  (0.26)       $  0.46      $  0.28
DILUTED EARNINGS PER SHARE:
  As reported................     $  (0.18)       $  0.58      $  0.32
  Pro forma..................     $  (0.25)       $  0.44      $  0.25


  The pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years. The Company sponsors seven stock option plans whereby the Company has reserved for issuance upon exercise of stock options a maximum of 11,540,610 of NOVA common stock, and 550,000 shares related to stock appreciation rights.

  The 1991 Employees Stock Option and Stock Appreciation Rights Plan ("1991 Plan"), the 1996 Employees Stock Incentive Plan ("1996 Employees Plan"), and the NOVA Corporation 1996 Directors Stock Option Plan ("1996 Directors Plan") are available to grant options. These plans are administered by a committee of the Board of Directors that determines the number of shares to be granted and the option price per share. Under these plans, the options expire no later than ten years from the grant date.

  The 1991 Plan option awards may be exercised in 20% increments annually, beginning on March 1 following the date of grant. No options or rights shall be granted under the Plan after November 2, 2001. No appreciation rights have been granted.

  Under the 1996 Directors Plan, options granted are exercisable in 25% increments at the end of each of the four years subsequent to the date of grant, and at a purchase price per share no less than the market value per share on the grant date.

  The 1996 Employees Plan allows for the grants of incentive stock options, non-qualified stock options, stock appreciation rights, and restricted stock awards. On September 24, 1998, NOVA shareholders approved an amendment to increase the number of shares issuable under the plan from 2,000,000 shares to 6,000,000 shares to facilitate future grants to all employees of NOVA after the PMT Merger. Under the 1996 Employees Plan, options may be exercised in 25% increments at the end of each of the four years subsequent to the grant date. The administrative committee under the plan may amend or alter the vesting schedule of the outstanding options. Incentive stock options cannot be granted at a per share price less than the fair market value of the common stock on the grant date.

  In connection with the PMT Merger, each outstanding option or warrant to purchase PMT common stock became fully vested and was automatically converted into an option or warrant to purchase the number of shares of NOVA common stock in an amount and per share price adjusted to reflect the exchange ratio of
0.715. Each assumed option contains terms and provision similar to those terms, conditions, and provisions contained in the original grant. The PMT plans are no longer available for option grants. Approximately 2,300,000 million shares of NOVA common stock have been reserved for issuance upon the exercise of such options and warrants. Information contained in the tables presents the option activity as if PMT shares had been converted from December 31, 1995.

  A summary of option activity follows (share amounts in thousands):

                                                        OPTIONS OUTSTANDING
                                                        -------------------
                                                                    WEIGHTED AVERAGE
                                                OPTIONS EXERCISABLE  EXERCISE PRICE
                                                -------------------  --------------
Balance at December 31, 1995..........                  4,164           $  1.82
Granted and assumed...................                  1,064             17.90
Exercised.............................                 (1,759)             1.21
Terminated............................                   (278)             8.02
                                                      -------           -------

Balance at December 31, 1996..........                  3,191              6.98
Granted and assumed...................                    803             17.11
Exercised.............................                   (587)             3.02
Terminated............................                   (195)            14.67
                                                      -------           -------

Balance at December 31, 1997..........                  3,212              9.74

GRANTED AND ASSUMED...................                  4,507             27.14
Exercised.............................                   (722)            12.61
Terminated............................                   (198)            18.20
                                                      -------           -------

Balance at December 31, 1998..........                  6,799           $ 20.73
                                                      =======           =======

The following table summarizes information concerning outstanding and exerciseable options at December 31, 1998:

(SHARE AMOUNTS IN THOUSANDS)
                                                                 OPTIONS OUTSTANDING      OPTIONS EXERCISABLE
                                                                =====================     ===================
                                          WEIGHTED AVERAGE         WEIGHTED                       WEIGHTED
       RANGE OF               NUMBER    REMAINING CONTRACTUAL      AVERAGE         NUMBER          AVERAGE
    EXERCISE PRICES        OUTSTANDING     LIFE (IN YEARS)      EXERCISE PRICE   EXERCISABLE    EXERCISE PRICE
    ---------------        -----------     --------------       --------------   -----------    --------------
 $   1.16 -  $  2.34           711              5.3                  $ 1.18           541           $ 1.18
 $   3.73 -  $  8.34           618              5.8                    3.83           618             3.83
 $  12.28 -  $ 16.78           652              8.0                   13.87           321            14.12
 $  18.12 -  $ 22.03         1,172              8.6                   19.59           955            19.74
 $  23.51 -  $ 27.45           258              9.1                   25.38           254            25.38
 $  28.22 -  $ 34.34         3,388              9.7                   29.27            43            30.68
                             -----              ---                   ----            ---            -----
 Total                       6,799              7.7                  $20.73         2,732           $12.50
                             =====              ===                  ======         =====           ======

  The Company realizes income tax benefits from the exercise of certain stock options. This benefit results in a decrease in current income taxes payable and an increase in additional paid in capital.

                                    NOTE 13

                              EARNINGS PER SHARE

  The following table sets forth the computation of basic and diluted earnings per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share":

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                DECEMBER 31,
                                                              1998         1997        1996
                                                            ---------  ------------  --------
Numerator:
     Net income (loss)....................................  $(12,779)       $37,899  $19,148
     Preferred stock dividends............................       ---            ---   (1,486)
                                                            --------        -------  -------
  Numerator for basic earnings per share  available
     to common shareholders...............................   (12,779)        37,899   17,662
     income available to common shareholders
  Effect of dilutive securities:
     Preferred stock dividends for Series A, B, and C.....       ---            ---    1,256
                                                            --------        -------  -------
Numerator for diluted earnings per share available to
  common shareholders after assumed conversion............   (12,779)        37,899   18,918
Denominator:
  Denominator for basic earnings per share -
     Weighted-average shares..............................    70,061         63,571   52,774
  Effect of dilutive securities:
     Employee stock options and warrants (1)..............       ---          2,097    2,658
     Effect of conversion of preferred stock..............       ---            ---    4,121
                                                            --------        -------  -------
Adjusted weighted-average shares and assumed conversions..    70,061         65,668   59,553
                                                            ========        =======  =======
Basic earnings per share..................................  $  (0.18)       $  0.60  $  0.33
                                                            ========        =======  =======
Diluted earnings  per share...............................  $  (0.18)       $  0.58  $  0.32
                                                            ========        =======  =======

  (1) 1998 excludes approximately 2,127,000 stock options and warrants which were antidilutive for fully diluted earnings per share calculations.

                                    NOTE 14

                             PRO FORMA INFORMATION

  Pro forma earnings per common share is based on net income attributable to holders of the Company's common stock (net income less dividends on Series D Preferred Stock of $230,000 for the year ended December 31, 1996) and the weighted-average number of common and common equivalent shares outstanding during the period, assuming the conversion of Series A, B, and C Convertible Preferred Stock into common sock. Pursuant to the requirements of the Securities and Exchange Commission, common shares and common equivalent shares issued at prices below the initial public offering price of $19.00 per share during the ten months immediately preceding the date of the initial filing of the Registration Statement have been included in the calculation of common shares and common shares equivalents, using the treasury stock method, as if they were outstanding for all periods presented. Weighted-average shares outstanding do not include common stock equivalents which are anti-dilutive. All common shares and per share data, except par value per share, have been retroactively adjusted to reflect the 2.56-for-one stock split effected in the form of a stock dividend of the Company's common stock, effective February 1996.

                                    NOTE 15

                                RELATED PARTIES

  The Company has entered into a multi-year agreement with a shareholder that provides telecommunications service and support, primarily for the Company's transaction processing network. The amounts paid were approximately $ 7.0 million, $3.8 million and $2.5 million for the years ended December 31, 1998, 1997 and 1996, respectively.

  The Company paid another of its shareholders approximately $3.0 million, $3.3 million and $9.9 million in the years ended December 31, 1998, 1997 and 1996, respectively, primarily for the utilization of the shareholder's labor force during conversion and certain other transaction processing fees. Additionally, the Company received approximately $1.5 million, $.9 million, and $1. 6 million of interest income in the years ended December 31, 1998, 1997 and 1996, respectively.

  As discussed in Note 3, the Company purchased the merchant processing portfolio of CoreStates in November 1998. First Union, a shareholder of the Company, acquired CoreStates prior to NOVA's acquisition of the Corestates merchant processing portfolio.


                                    NOTE 16

                               RETIREMENT PLANS

  The Company maintains two non-qualified benefits plans, the NOVA Information Systems, Inc. 401(k) and Profit Sharing Plan and the PMT Services, Inc. 401(k) Retirement Plan ("the Plans"), which cover substantially all eligible employees of the Company. Participation eligibility is generally based upon completing twelve consecutive months of employment and 1,000 hours or more of service. Participants may elect to contribute up to 15% of their annual compensation, subject to an annual limit of $10,000 in 1998. Contributions can be made to various available investment options.

  Under the NOVA Information Systems, Inc. 401(k) and Profit Sharing Plan, the employer contribution is discretionary and may match a percentage of employees' contributions. Under the PMT Services, Inc. 401(k) Retirement Plan, contribution amounts were 50% of employee voluntary contributions, up to a maximum of 6% of the employee's annual compensation. The Company may also elect to make an additional contribution to the Plans on behalf of eligible employees. During the years ended December 31, 1998, 1997, and 1996, Company contribution expenses for the Plans were not significant.

                                    NOTE 17

                  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

  Previously reported quarterly financial information for the years ended December 31, 1998 and 1997 has been restated below to reflect the acquisition of PMT in a pooling-of-interests business combination.

1998                                       FIRST          SECOND        THIRD          FOURTH
----                                     ----------     ----------    ----------     ----------
Revenue
Previously reported....................  $ 133,318      $ 165,555     $       -     $           -
PMT....................................    107,224        109,631             -                 -
                                         ---------      ---------     ---------     -------------
                                           240,542        275,186       307,209           322,727
                                         =========      =========     =========     =============

Cost of service
Previously reported....................    105,330        130,594             -                 -
PMT....................................     77,983         79,985             -                 -
                                         ---------      ---------     ---------     -------------
                                           183,313        210,579       238,697           253,017
                                         =========      =========     =========     =============

Net income (loss) before income taxes
Previously reported....................      4,589          9,645             -                 -
PMT....................................     11,669         10,955             -                 -
                                         ---------      ---------     ---------     -------------
                                            16,258(1)      20,600(2)     13,496(3)        (65,495)(4),(5)
                                         =========      =========     =========     =============

Provision (benefit) for income taxes
Previously reported....................      1,698          3,569             -                 -
PMT....................................      3,873          4,080             -                 -
                                         ---------      ---------     ---------     -------------
                                             5,571          7,649         8,281           (23,863)
                                         =========      =========     =========     =============

Net income (loss)
Previously reported....................      2,891          6,076             -                 -
PMT....................................      7,796          6,875             -                 -
                                         ---------      ---------     ---------     -------------
                                         $  10,687      $  12,951     $   5,215     $     (41,632)
                                         =========      =========     =========     =============

Per share:
Earnings per share - basic
Previously reported....................       0.10           0.18             -                 -
PMT....................................       0.06              -             -                 -
                                         ---------      ---------     ---------     -------------
                                         $    0.16      $    0.18     $    0.07            $(0.58)
                                         =========      =========     =========     =============

Earnings per share - diluted
Previously reported....................       0.10           0.18             -                 -
PMT....................................       0.06              -             -                 -
                                         ---------      ---------     ---------     -------------
                                         $    0.16      $    0.18     $    0.07            $(0.58)
                                         =========      =========     =========     =============

1997                                   FIRST       SECOND        THIRD      FOURTH
----                                -----------  -----------  -----------  --------
Revenue
Previously reported...............  $ 66,525     $ 78,044     $ 87,489     $103,567
PMT...............................    82,961       80,093       81,203      100,990
                                    --------     --------     --------     --------
                                     149,486      158,137      168,692      204,557
                                    ========     ========     ========     ========

Cost of service
Previously reported...............    52,071       59,595       67,499       80,893
PMT...............................    63,033       59,855       60,385       76,056
                                    --------     --------     --------     --------
                                     115,104      119,450      127,884      156,949
                                    ========     ========     ========     ========

Net Income (before income taxes)
Previously reported...............     5,071        7,284        7,818        8,134
PMT...............................     6,808        5,643        7,571       10,132
                                    --------     --------     --------     --------
                                      11,879(6)    12,927(6)    15,389(6)    18,266(6)
                                    ========     ========     ========     ========

Income taxes
Previously reported...............     1,926        2,868        3,061        3,067
PMT...............................     2,215        2,121        2,116        3,188
                                    --------     --------     --------     --------
                                       4,141        4,989        5,177        6,255
                                    ========     ========     ========     ========

Net income
Previously reported...............     3,145        4,416        4,757        5,067
PMT...............................     4,593        3,522        5,455        6,944
                                    --------     --------     --------     --------
                                    $  7,738     $  7,938     $ 10,212     $ 12,011
                                    ========     ========     ========     ========

Per share:
Earnings per share - basic
Previously reported...............      0.11         0.15         0.16         0.17
PMT...............................      0.01        (0.02)           -         0.01
                                    --------     --------     --------     --------
                                    $   0.12     $   0.13     $   0.16     $   0.18
                                    ========     ========     ========     ========

Earnings per share - diluted
Previously reported...............      0.11         0.15         0.16         0.17
PMT...............................      0.01        (0.03)           -         0.01
                                    --------     --------     --------     --------
                                    $   0.12     $   0.12     $   0.16     $   0.18
                                    ========     ========     ========     ========


  The Company has experienced, and expects to continue to experience, significant seasonality in its business. The Company typically realizes higher revenues in the fourth calendar quarter and lower revenues in the first calendar quarter, reflecting increased transaction volumes during the summer months and a significant decrease in transaction volume during the period immediately following the holiday season. Quarterly results are also affected by the timing of merchant portfolio purchases and the timing and magnitude of expenses for merchant portfolio conversions. Therefore, the results reported in the table above do not necessarily indicate the Company's normal seasonal trends.


(1) Net income and net income per share include a pre-tax charge of $2.5 million associated with merger activities.
(2) Net income and net income per share include a pre-tax charge of $1.6 million associated with merger activities.
(3) Net income and net income per share include a pre-tax charge of $11.2 million associated with merger activities.
(4) Net income and net income per share include a pre-tax charge of $75.4 million associated with merger activities.
(5) Includes $14.2 million of unusual charges for collectibility of accounts receivables, increase allowance for doubtful accounts, merchant credit and fraud losses reserves, and state sales and use tax reserves.
(6) Net income and net income per share include a pre-tax charge of $1.9 million associated with merger activities: 1st Quarter of $.2 million, 2nd Quarter of $.6 million, 3rd Quarter of $.6 million, and 4th Quarter of $.5 million.


    See Notes 2 and 4 to the Consolidated Financial Statements for additional information on the above transactions.

                                  SCHEDULE II

                            NOVA CORPORATION, INC.

                       VALUATION AND QUALIFYING ACCOUNTS

                                                    BALANCE
                                                    AT THE    SUBSIDIARY                  CURRENT
                                                   BEGINNING    FISCAL      CURRENT        YEAR       BALANCE
                                                    OF THE       YEAR         YEAR        WRITE-     THE END OF
                                                    PERIOD    CONVERSION  COST/EXPENSE    OFFS(1)    THE PERIOD
                                                   ---------  ----------  ------------  -----------  ----------
  FISCAL YEAR ENDING DECEMBER 31, 1998:
  Reserve for Doubtful Accounts and Chargebacks..     $5,304        $ 78       $14,688   $ 8,387        $11,683
  Credit and Fraud Loss Reserve..................      6,738         991        10,823     5,775         12,777
  Accrued merger and consolidation charges.......          -           -        90,720    44,996         45,724

  FISCAL YEAR ENDING DECEMBER 31, 1997:
  Reserve for Doubtful Accounts and Chargebacks..     $4,366        $  0       $ 3,608  $  2,670        $ 5,304
  Credit and Fraud Loss Reserve..................      4,534           0         6,296     4,092          6,738

  FISCAL YEAR ENDING DECEMBER 31, 1996:
  Reserve for Doubtful Accounts and Chargebacks..     $1,457        $  0       $ 5,378  $  2,469        $ 4,366
  Credit and Fraud Loss Reserve..................      3,078           0         2,922     1,466          4,534

(1) The 1998 net change to the merger and consolidation reserve includes non-cash items of $18,491 and cash payments of $26,505.