Form 10-K405, Exhibit 13
period 1999-12-31
NOVA CORP \GA\
filed 2000-03-31
CIK 1009918

                                                                      EXHIBIT 13

SELECTED FINANCIAL DATA


                                     1999                1998                  1997               1996              1995
                                  -----------         -----------           -----------       -----------       -----------
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues                          $ 1,466,639         $ 1,145,664           $   680,872       $   529,279       $   292,698
Net income (loss)                      82,468             (12,779)               37,899            19,148            11,265
Total assets                          734,011             622,533               426,432           341,323           150,153
Total long-term debt                  238,253              23,025                52,001            22,175            50,176
Per common share:
Earnings-Basic                           1.16               (0.18)                 0.60              0.32              0.25
         Diluted                         1.14               (0.18)                 0.58              0.32              0.25
Cash dividends declared


     This summary unaudited combined condensed financial information reflects the September 1998 PMT Merger which was accounted for as a pooling-of-interests; accordingly, the separate historical financial results of NOVA and PMT have been combined in this table and throughout the Annual Report.

                                                                      EXHIBIT 13


          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     Since the incorporation of NOVA's predecessor, NOVA Information Systems, in February 1991, NOVA Corporation has grown in dollar volume processed to the third largest integrated transaction processor in the United States, leading to significant increases in revenues and improved operating efficiencies. This growth has been fueled by NOVA's marketing programs, the merger with PMT Services, Inc. (PMT) in September 1998, and through a series of strategic merchant portfolio purchases and acquisitions, joint venture agreements, and long-term banking alliances that provide a channel for merchant portfolio purchases, as well as long-term exclusive marketing arrangements.

     NOVA's merger with PMT, portfolio purchases, joint venture investments, and marketing alliances provide significant strategic and financial benefits including: (1) enhanced distribution channels to facilitate growth in transaction volume, (2) expansion of the number of merchant locations served,
(3) further geographic diversification of NOVA's portfolio, and (4) economies of scale derived from substantial increases in transaction processing volume.

     The PMT merger in September 1998, enabled NOVA to integrate two unique sales channels, PMT's ISO relationships and NOVA's traditional bank channel, while leveraging NOVA's existing in-house technologies. Following the PMT merger, NOVA has continued to focus on the processing sector comprised primarily of small to medium-sized merchants, who historically have been overlooked and could benefit from the advantages of value-added services usually offered only to large merchants. From its origin, NOVA has invested significant capital to develop, expand and enhance an integrated technology platform of hardware, software applications and network telecommunications infrastructure to process large volumes of transactions.

     During 1999 NOVA focused significant efforts on consolidating and integrating PMT's numerous operational and administrative functions into NOVA's centralized structure. This process, which was substantially completed during 1999, not only eliminated future duplication of costs, but also streamlined all aspects of managing NOVA. An integral component of this consolidation process was the conversion of PMT's merchant base onto the NOVA Network. While the conversion of the PMT merchants enabled consolidation by facilitating a uniform approach and methodology for all functional areas of the Company, the primary benefit of conversion results from the economies of scale and operating efficiencies achieved by further utilizing the NOVA Network.

     Another significant factor influencing 1999 operating results is the realization of the benefits from 1998 conversion efforts. During 1998 and late 1997, NOVA completed four major merchant portfolio purchases: Key Merchant Services, LLC (KMS) in January 1998, a joint venture with KeyBank, N.A.; Elan Merchant Services, LLC (Elan) in October 1997, a joint venture with Firstar Bank, U.S.A, N.A.; the CoreStates portfolio (CoreStates) in October 1998, purchased from First Union National Bank of Delaware; and the MBNA portfolio
(MBNA) in December 1997, purchased from MBNA American Bank, N.A. KMS, Elan, CoreStates and MBNA represented $5.1 billion, $3.0 billion, $3.1 billion and $1.0 billion, respectively, in annualized credit and debit card processing volume at the times of the transactions. During 1998 and early 1999, NOVA completed the conversions to the NOVA Network of merchants represented by these investments.

MERGER AND CONSOLIDATION CHARGES

     As a result of NOVA's merger with PMT and other mergers completed during 1998, the Company recorded a $90.7 million charge in 1998. This charge was primarily related to direct merger transaction costs, charges associated with the consolidation and closure of PMT's corporate headquarters and certain operating subsidiaries, contract termination costs related to unfavorable third party processing contracts, and the decision to exit certain of PMT's sales distribution channels. Beginning in 1998 and continuing throughout 1999, management executed substantially all parts of the plan for PMT's integration and consolidation, making refinements to the plan as additional facts and circumstances became available. During 1999, revisions to the plan resulted in the reversal of approximately $6.5 million in charges accrued in 1998 that were not needed under the revised plan and additional costs of approximately $6.7 million to recognize the costs of executing revised elements of the plan. The consolidation and integration charges recorded in 1999 exceeded the reversal of 1998 charges by approximately $180,000, with such excess charges reflected in the operating results for 1999.

     The following is a summary of the activity recorded relating to merger and consolidation charges:

                                                       BALANCE    REVERSAL                        BALANCE
                                   1998     PAYMENTS      AT         OF       1999     PAYMENTS      AT
                                  CHARGES   APPLIED    12/31/98   ACCRUALS   CHARGES   APPLIED    12/31/99
                                  -------   --------   --------   --------   -------   --------   --------
                                                               (IN THOUSANDS)
Direct transaction
  costs..............  Cash       $15,515   $(11,412)  $ 4,103    $    --    $  241    $ (4,344)   $   --
Severance packages...  Cash        14,050     (1,404)   12,646     (2,149)    1,591      (8,297)    3,791
Lease abandonment....  Cash         4,658         --     4,658       (280)    2,968      (2,324)    5,022
Contract termination
  charges............  Cash        35,506    (13,689)   21,817     (3,621)       --     (18,196)       --
Asset write-down.....  Non-cash     7,121     (7,121)       --         --     1,863      (1,863)       --
Costs to exit a
  distribution
  channel............  Non-cash    11,370    (11,370)       --         --        --          --        --
Costs to exit a
  distribution
  channel............  Cash         2,500         --     2,500       (434)       --      (2,066)       --
                                  -------   --------   -------    -------    ------    --------    ------
                                  $90,720   $(44,996)  $45,724    $(6,484)   $6,663    $(37,090)   $8,813
                                  =======   ========   =======    =======    ======    ========    ======

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

     Direct Transaction Costs. Direct merger transaction costs primarily consisted of investment banking commissions, professional fees, and regulatory filing expenses. During 1999, approximately $241,000 of merger related professional fees were incurred in excess of amounts accrued in 1998.

     Severance Packages. During 1998, management developed and began implementing plans to close PMT's corporate headquarters, as well as downsize certain of PMT's operating subsidiaries. As of December 31, 1998, the only significant employee group notified of such plans was at the corporate headquarters and certain executives. Accordingly, the costs associated with these terminations were the only severance costs included in the 1998 charge. The total number of employees terminated from this group was approximately 275, with 210 having received severance packages as of December 31, 1998. Of these employees, certain executives' severance is being paid over two years. The remaining employees in this group were displaced during the first quarter of 1999, with all severance benefits paid at that time. During 1999, management was able to settle termination related benefits associated with certain executives at amounts less than originally agreed, accounting for substantially all of the reversal in this merger charge category.

     During 1999, decisions were made to close or downsize additional facilities to further streamline the operating and administrative functions. These actions resulted in the termination of approximately 183 employees, of which 179 received severance packages totaling approximately $1.4 million as of December 31, 1999. The remaining four individuals, with total severance payments due of approximately $160,000, were notified of their termination during 1999, but received their severance payments in January 2000. The remaining severance accrued in the December 31, 1999 merger reserve balance relates to executives whose terminations were effective and accrued for during 1998 and whose severance will be fully paid by mid-2001.

     Lease Abandonment. The Company began the process of moving PMT's operations from Nashville, Tennessee to other locations in December 1998, and completed this process in the first quarter of 1999, at which time the premises in Nashville were completely vacated. The 1998 charge included the estimated unrecoverable future lease obligations for primarily PMT's Nashville headquarters. By December 1999 the facility was fully subleased, facilitating an accurate assessment of future unrecoverable lease obligations. Based on the updated assessment, approximately $280,000 of the original merger and consolidation charge was reversed. During 1999, plans were made to close or downsize additional facilities. These decisions resulted in additional accruals of approximately $3.0 million covering ten locations, eight of which have been closed or downsized during 1999. The remaining two facilities will be closed or downsized during 2000. Obligations under leases included in the reserve balance will not be fully paid out until August 2007.

     Contract Termination Charges. Consistent with past practice, management developed a plan in 1998 to convert the front-end and back-end transaction processing of PMT's merchants to the NOVA Network. As a result of this plan, in 1998 the Company negotiated the termination of long-term processing contracts with third parties. The majority of these terminations were finalized and paid in 1998. During 1999, management was able to successfully terminate one of the contracts without incurring the $2.0 million penalty recognized in 1998. Based on new facts and circumstances arising in 1999, management also determined that the economic benefits of terminating another contract did not outweigh the early termination costs. Accordingly, approximately $3.9 million of contract termination charges were reversed to appropriately reflect these events.

     Asset Write-Down. Capital asset write-downs are substantially attributable to the computer software and equipment including PMT's management information and financial reporting systems. Additional assets written down include telephone systems, and office furniture and equipment that will not be redeployed for use at another NOVA facility. Charges recorded in 1998 were associated primarily with PMT's corporate office in Nashville. Additional charges of approximately $1.9 million were recognized during 1999 in connection with the revised facility consolidation plan.

     Costs to Exit a Distribution Channel. In 1998 management formulated plans to exit unique distribution channels based upon the type of merchant business generated through these channels. Specifically, servicing and maintaining the type of merchant generated through these channels is not compatible with NOVA's operating philosophy and not strategically aligned with NOVA's plan of business. The charge related to exiting this distribution channel included a contract termination fee and the write down of certain related intangible assets resulting from an analysis of discounted future cash flows generated from the subject merchants. The final negotiated termination fee was approximately $434,000 less than accrued in 1998, resulting in a reversal of the excess charge during 1999.

     During 1998, NOVA also recorded approximately $14.2 million in unusual selling, general and administrative charges associated with the PMT Merger. Such charges primarily result from changes in management estimates pertaining to collectibility of accounts receivable ($6.2 million), merchant credit and fraud loss reserves ($4.7 million), and state sales and use tax reserves ($2.0 million). The remainder of the results of operations discussion will exclude the impacts of merger related charges, as the Company believes that this will provide for more meaningful comparisons.

COMPONENTS OF REVENUES AND EXPENSES

  Revenues

     NOVA derives revenues principally from electronic processing of credit, charge and debit card transactions that are authorized and captured through the NOVA Network and through third-party networks prior to conversion. Typically merchants are charged for these processing services at a bundled rate that is a percentage of the dollar amount of each transaction and, in some instances, additional fees per transaction.

These charges, referred to as "merchant discount," are negotiated with each merchant and, in the aggregate, represent in excess of 90% of NOVA's revenues. Certain merchant customers are charged a flat fee per transaction, while others may also be charged miscellaneous fees, including fees for handling chargebacks, monthly minimums, equipment rentals, sales or leasing, and other miscellaneous services. Revenues are reported net of amounts paid to ISO's, agent banks and merchant associations under revenue sharing agreements pursuant to which such parties receive payments based primarily on processing volume for particular groups of merchants.

  Expenses

     Cost of service includes costs directly attributable to the furnishing of transaction processing and other services to NOVA's merchant customers. The most significant components of cost of service include interchange and assessment fees, which are charged by the credit card associations for clearing services, advertising and other expenses. Interchange and assessment fees are billed primarily as a percent of dollar volume processed and, to a lesser extent, as a per-transaction fee. Cost of service also includes charges paid to third parties for POS network service (for merchant customers acquired but not yet converted to the NOVA Network), merchant accounting and settlement fees, cost of equipment leased, rented or sold, NOVA Network costs and other direct operating expenses.

     Conversion costs include expenses incurred to convert acquired portfolios from existing processing platforms to the NOVA Network and operating systems. Such costs are expensed as incurred and these costs include expenses related to reprogramming POS terminals at merchant locations, duplicate costs to process transactions prior to conversion, unfavorable contract payments for transaction authorizations, and independent contractor fees.

     Selling, general and administrative expenses include salaries and wages, commissions, employee benefits, travel and entertainment, telecommunications, and other costs of the operations and marketing centers, subsidiary offices, and corporate headquarters. Depreciation and amortization costs are related to NOVA's capital expenditures, merchant portfolio purchases and business acquisitions.

RESULTS OF OPERATIONS

     The following table for the years ended December 31, 1999, 1998, and 1997 sets forth the percentage of revenues represented by certain items on NOVA's consolidated statements of operations:

                          PERCENTAGE OF TOTAL REVENUES

                                                              1999     1998     1997
                                                              -----    -----    -----
Revenue.....................................................  100.0%   100.0%   100.0%
Cost of service.............................................   76.4     77.3     76.3
Conversion costs............................................    1.8      0.9      0.4
Selling, general and administrative.........................    7.5     10.5     11.2
Depreciation and amortization...............................    3.9      3.9      3.5
Merger and consolidation expenses...........................    0.0      7.9      0.3
Operating income (loss).....................................   10.4     (0.5)     8.4
Interest income.............................................    0.2      0.6      0.9
Interest expense............................................   (0.5)    (0.5)    (0.6)
Minority interest in income of subsidiaries.................   (1.1)    (0.9)    (0.1)
Other income................................................    0.0      0.0      0.0
Income (loss) before provision (benefit) for income taxes...    9.0     (1.3)     8.6
Provision (benefit) for income taxes........................    3.4     (0.2)     3.0
Net income (loss)...........................................    5.6     (1.1)     5.6

YEAR ENDED DECEMBER 31, 1999, COMPARED WITH YEAR ENDED DECEMBER 31, 1998

  Revenues

     NOVA's revenue increased $321.0 million, or 28.0%, to $1.5 billion for the year ended December 31, 1999, compared with $1.1 billion for the same period in 1998. This revenue growth is primarily attributable to a 20.4% increase in merchant sales processing volume to $57.2 billion from $47.5 billion in 1998. Of the total increase, approximately $1.2 billion in volume and $39.3 million in revenues are attributable to individually insignificant purchases. The pass-through of higher interchange rates from the credit card associations in the form of higher discount rates accounts for approximately $66.5 million of the increased revenues. The remaining increase is primarily due to internal growth and bank marketing relationships.

  Cost of Service

     Cost of service increased $235.1 million, or 26.5%, to $1.1 billion for the year ended December 31, 1999, from $885.6 million for the same period in 1998. The increase resulted from additional interchange and assessment fees and other operating costs associated with the higher merchant sales volume processed. Incremental increases were also recognized for interchange expenses as a result of credit card association rate increases. Cost of service as a percentage of revenue decreased to 76.4% from 77.3% because a substantial portion of the volume from recent portfolio purchases and merger and acquisitions transactions has been converted to the NOVA Network and therefore reducing the number of transactions being processed by higher cost third party vendors.

  Conversion Costs

     Conversion costs increased $16.3 million over 1998 levels to $26.3 million in 1999. This increase relates to the increased conversion efforts in 1999 as compared to 1998, including the conversions of portfolios relating to the acquisition of PMT.

  Selling, General and Administrative Expenses

     Selling, general and administrative expenses were $109.7 million in 1999, an increase of $3.7 million, or 3.5%, over 1998 expenditures of $106.0 million. As a percentage of revenue, selling, general and administrative expenses decreased in 1999 to 7.5% from 9.2% in 1998. The low growth in such expenses relative to revenue growth illustrates the significant economies of scale achieved through processing higher credit and debit card processing volume and the consolidation of operating and administrative functions. For purposes of comparison, 1998 costs exclude approximately $14.2 million in unusual charges associated with the PMT merger.

  Depreciation and Amortization

     Depreciation and amortization expenses increased 27.9% to $57.3 million in 1999 compared to $44.8 million in 1998 due primarily to amortization expenses associated with recent portfolio purchases, investments in joint ventures and depreciation related to new operating infrastructure placed into service during 1999 and late 1998.

  Operating Income

     NOVA's consolidated operating income for 1999 was $152.3 million, as compared to operating income of $99.3 million during 1998 (excluding non-recurring merger and consolidation charges of $90.7 million and $14.2 million in unusual selling, general and administrative costs). The increase in operating income of $53.0 million, or 53.4%, is due to the factors noted above.

  Interest Income and Expense

     Interest income decreased 56.1% to $2.9 million in 1999, compared to $6.6 million in 1998. Interest expense increased 18.3% to $7.1 million in 1999 compared to $6.0 million in 1998. NOVA had lower average cash balances during 1999 and higher average debt obligations outstanding primarily due to the stock repurchase program and expenditures resulting from the PMT consolidation.

  Minority Interest in Income of Subsidiaries

     Minority interest in income of subsidiaries increased 63.4% to $16.5 million in 1999 from $10.1 million in 1998. This increase reflects the improved profitability of Elan and KMS resulting from their conversion during 1998.

  Income Taxes

     NOVA's effective tax rate for 1999 was approximately 37.4%, compared with an effective income tax rate of 15.6% for 1998. The increase in the effective rate primarily reflects the inclusion in 1998 of Subchapter S corporation income which is not subject to income tax. Partially offsetting this benefit in 1998 was the impact of the non-deductible portion of the merger costs incurred in connection with the PMT Merger. Excluding the effect of the non-deductible charges and the effect of Subchapter S corporation income, the effective tax rate for 1998 would be 40.4%. The decrease from 40.4% to 37.4% relates to the effect of decreasing income apportionment from high tax states through both facility and personnel relocations and incorporating PMT's businesses into NOVA's state tax planning structure.

  Net Income

     Net income of $82.5 million, or $1.14 per share, in 1999 compares to net income in 1998 of $57.9 million, or $0.80 per share (excluding non-recurring merger and consolidation charges of $90.7 million and $14.2 million in unusual selling, general and administrative costs) due to the factors noted above.

YEAR ENDED DECEMBER 31, 1998 COMPARED WITH YEAR ENDED DECEMBER 31, 1997

  Revenues

     NOVA's revenue increased $464.8 million, or 68.3%, to $1.1 billion for the year ended December 31, 1998, compared with $680.9 million for the same period in 1997. This revenue growth is primarily attributable to a 61.7% increase in merchant sales processing volume to $47.5 billion from $29.4 billion in 1997. Of the total increase, approximately $8.1 billion in volume and $195.8 million in revenues are attributable to the Elan joint venture and the KMS joint venture. Other purchases, in the aggregate, contributed approximately $4.7 billion in volume and $109.2 million in revenues over 1997 levels. The pass-through of higher interchange rates from the credit card associations in the form of higher discount rates accounts for approximately $40 million of the increased revenues. The remaining increase is primarily due to internal growth and bank marketing relationships.

  Cost of Service

     Cost of service increased $366.2 million, or 70.5%, to $885.6 million for the year ended December 31, 1998, from $519.4 million for the same period in 1997. The increase resulted from additional interchange and assessment fees and other operating costs associated with the higher merchant sales volume processed.

     Incremental increases were also recognized for interchange expenses as a result of credit card association rate increases. Cost of service as a percentage of revenue increased to 77.3% from 76.3% because a substantial portion of the volume from recent portfolio purchases, investments in joint ventures, and merger and acquisitions transactions had not been converted to the NOVA Network and therefore were being processed by third party vendors at a higher cost.

  Conversion Costs

     Conversion costs increased $7.4 million over 1997 levels to $10.0 million in 1998. This increase relates to the increased conversion efforts in 1998 as compared to 1997, including the conversions of portfolios relating to the KMS joint venture and the Elan joint venture, and the MBNA and CoreStates merchant portfolios. Conversion activity for 1999 is expected to exceed 1998 levels due to the significance of the conversion of PMT's portfolios.

  Selling, General and Administrative Expenses

     Selling, general and administrative expenses were $106.0 million in 1998 (prior to approximately $14.2 million in unusual charges associated with the PMT merger), an increase of $30.0 million, or 39.3%, over 1997 expenditures of $76.0 million. Selling, general and administrative expenses as a percentage of revenue decreased in 1998 to 9.2% from 11.2% in 1997.

     These increases are attributable to (i) the costs paid to sellers for operating and managing merchant portfolios during transition and conversion of the portfolios to the NOVA Network and (ii) an expanded sales force associated with marketing arrangements entered into, in each case, in conjunction with recent portfolio purchases and joint venture transactions. In addition, during the third and fourth quarters of 1998, NOVA incurred additional personnel and facilities costs in anticipation of beginning the transition of all operational functions for the PMT merchant portfolios beginning in October 1998. Many of these costs were duplicative of costs incurred in connection with the then existing PMT operations.

  Depreciation and Amortization

     Depreciation and amortization expenses increased 90.0% to $44.8 million in 1998 compared to $23.6 million in 1997 due primarily to amortization expenses associated with recent portfolio purchases and investments in joint ventures.

  Operating Income

     NOVA's consolidated operating income for 1998 was $99.3 million (excluding non-recurring merger and consolidation charges of $90.7 million and $14.2 million in unusual SG&A costs), as compared to operating income of $59.2 million during 1997, an increase of $40.1 million, or 67.7%, due to the factors noted above. The 1997 operating income included a $1.9 million merger related charge incurred by PMT.

  Interest Income and Expense

     Interest income increased 4.8% to $6.6 million in 1998, compared to $6.3 million in 1997. NOVA had higher average cash balances during 1998 due to a public offering of common stock in April 1998 that yielded net proceeds of $142.6 million.

     Interest expense increased 36.4% to $6.0 million in 1998 compared to $4.4 million in 1997 due to higher average debt obligations outstanding in 1998. Average borrowings increased due to draws against NOVA's bank credit facility in late 1997 and early 1998 to fund the Elan and KMS investments and the MBNA portfolio purchase. In addition, NOVA recorded deferred purchase obligations in January 1998 related to the KMS investment. Although all bank borrowings were repaid during the second quarter using a portion of the offering proceeds, NOVA continued to incur interest expense throughout the year related to the deferred purchase obligation.

  Minority Interest in Income of Subsidiaries

     Minority interest in income of subsidiaries increased to $10.1 million in 1998 from $776,000 in 1997. This increase reflects the ten month incremental inclusion of Elan and approximately eleven months incremental inclusion of KMS.

  Income Taxes

     NOVA's effective tax rate for 1998 was approximately 15.6%, compared with an effective income tax rate of 35.2% for 1997. The decrease in the effective rate primarily reflects the impact of the inclusion in 1998 of Subchapter S corporation income which is not subject to income tax. Partially offsetting the benefit in 1998 was the impact of the non-deductible portion of the merger costs incurred in connection with the PMT Merger. Excluding the effect of the non-deductible charges and the effect of Subchapter S corporation income which is not subject to income tax, the effective tax rate for 1998 would be 40.4%. The increase from the 1997 comparable rate of 38.2% is due to an increase in state tax rates.

  Net Loss

     A net loss of $12.8 million, or $0.18 per share, in 1998 compares to net income in 1997 of $37.9 million, or $0.58 per share. Excluding both years' merger related charges and the unusual selling, general and administrative charges recognized during 1998, net income for 1998 of $57.9 million represented an increase of approximately 45.5% over net income of $39.8 million in 1997 due to the factors noted above.

  Other Matters

     As discussed in Note 1 to the consolidated financial statements, PMT incurred a net loss of $345,000 during the two months ended December 31, 1998. These results include approximately $4.1 million of costs associated with the NOVA/PMT merger that were not accrued for during fiscal 1998, and conversion related costs of approximately $850,000. Additional factors adversely affecting this period include operating under unfavorable third party processing contracts that were not renewed in anticipation of conversion to the NOVA Network and general inefficiencies resulting from consolidation plans and efforts.

LIQUIDITY AND CAPITAL RESOURCES

     NOVA's primary uses of its capital resources include the purchase of merchant portfolios, investments in joint ventures, capital expenditures and working capital requirements.

     NOVA produces significant cash flow from operating activities, amounting to $92.4 million in 1999, $42.8 million in 1998 and $42.2 million in 1997. Cash flow is generated primarily from operating earnings, after considering the effect of depreciation and amortization and, for 1998, the non-cash portion of the merger and consolidation charge. These cash flows are significantly impacted by increases in trade receivables directly attributable to the increases in processing volume and revenues. During 1998, deferred tax assets resulting from merger related timing differences also had a significant unfavorable affect on cash flows from operating activities. Cash flows from operations in 1999 were also unfavorably impacted from the payment of merger charges accrued in 1998. Investing activities utilized a net $150.1 million in 1999, compared to $108.0 million cash in 1998 and $182.1 million in 1997. Significant 1999 investments include $103.1 million for portfolio purchases, $28.2 million in enhancing and improving the technology platforms and operating centers, and $33.2 million to fund equipment leases. The nature of these uses is consistent with historical uses.

     Net cash provided by financing activities was $39.2 million, $89.4 million, and $15.9 million for the years ended December 31, 1999, 1998, and 1997, respectively. During 1999, NOVA's primary financing source was bank borrowings of $232.9 million, of which $159.1 million was used to purchase treasury shares. NOVA's financing sources during 1998 relate primarily to a stock offering completed in April 1998, which provided $142.6 million, net of expenses, and bank borrowings totaling $21.8 million. Subsequent to the public offering, NOVA used $53.1 million of the net proceeds to repay amounts outstanding under its bank credit facilities. Net cash provided in 1997 consists primarily of proceeds received from short-term and long-term debt obligations, offset for cash outlays for the issuance of a note receivable of $8.8 million.

     NOVA has available credit facilities of $250.0 million. At December 31, 1999, $213.0 in borrowings were outstanding under this facility. See Note 8 to the Consolidated Financial Statements.

     NOVA typically has relatively low working capital requirements because merchant discount fees charged are collected in an average of thirty days, while normal vendor payables are paid in thirty days or longer. In addition, acquisition activity may cause variations in working capital due to conversion period operating costs and the transition in the payment of expenses and the collection of receivables from the former processor to NOVA. Because of the seasonality of NOVA's business, capital requirements may be greater in certain months.

     NOVA anticipates that it will incur approximately $18.3 million in capital expenditures during 2000 for upgrading and expanding existing facilities and the expansion and enhancement of its information systems. Since electronic transaction processing is virtually all technology based, NOVA expects to continue the trend in capital investments in its technology infrastructure and solutions for the foreseeable future. However, there can be no assurances that NOVA will not incur higher capital expenditures in 2000 and 2001 to support the business.

     NOVA believes its existing cash and cash equivalents, cash generated from operations, and available credit facilities are sufficient to fund future merchant portfolio purchases, capital investment needs, and working capital requirements for the foreseeable future.

YEAR 2000 IMPACT

     In prior years, the Company discussed the nature and progress of its plans to become Year 2000 ready. Beginning in 1997 and throughout 1998 and 1999, the Company completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Company experienced no significant disruptions in its critical systems, applications, computing platforms and merchant terminals and believes those systems successfully responded to the Year 2000 date change. The Company is not aware of any material problems resulting from Year 2000 issues, either with its internal systems or the products and services of third parties. The Company will continue to monitor its critical computer applications and those of its suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

                          CONSOLIDATED BALANCE SHEETS

                                                              YEARS ENDED DECEMBER 31,
                                                                 1999           1998
                                                              -----------    ----------
                                                                   (IN THOUSANDS,
                                                                   EXCEPT SHARES)
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................   $  32,574      $ 51,131
  Trade receivables, less allowance for doubtful accounts of
     $11,191 and $8,466 at December 31, 1999 and December
     31, 1998, respectively.................................     137,016        85,245
  Current portion of net investment in finance leases.......      15,611        11,775
  Inventory.................................................      11,255         8,460
  Deferred income taxes.....................................      20,114        31,884
  Other current assets......................................       8,935        22,638
                                                               ---------      --------
          Total current assets..............................     225,505       211,133
                                                               ---------      --------
Merchant and customer contracts.............................     331,933       263,992
Long-term portion of investment in finance leases...........      42,145        33,910
Property, equipment and software, net.......................      76,963        65,732
Excess cost of businesses acquired..........................      14,033        14,707
Long-term note receivable...................................      13,618        13,781
Other non-current assets....................................      29,814        19,278
                                                               ---------      --------
                                                               $ 734,011      $622,533
                                                               =========      ========
                         LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..........................................   $  21,574      $ 30,365
  Accounts payable to affiliate.............................         465           827
  Settlement obligations....................................          --         9,263
  Accrued liabilities.......................................      19,635        18,989
  Credit and fraud loss reserve.............................      17,728        12,777
  Accrued merger and consolidation charges..................       8,813        45,724
  Long-term debt obligations due within one year............      16,066        31,534
                                                               ---------      --------
          Total current liabilities.........................      84,281       149,479
                                                               ---------      --------
Deferred income taxes.......................................      11,928         1,057
Long-term debt..............................................     238,253        23,025
Minority interest in subsidiaries...........................       8,680         7,754
Commitments and Contingencies
Shareholders' Equity:
  Common stock, $.01 par value, 200,000,000 shares
     authorized, 73,710,755 and 72,597,045 shares
     outstanding at December 31, 1999 and 1998,
     respectively...........................................         737           726
  Additional paid in capital................................     435,345       422,499
  Treasury stock, at cost, 5,432,163 shares.................    (145,329)           --
  Retained earnings.........................................     100,116        17,993
                                                               ---------      --------
          Total shareholders' equity........................     390,869       441,218
                                                               ---------      --------
                                                               $ 734,011      $622,533
                                                               =========      ========

          See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                      YEARS ENDED DECEMBER 31,
                                                              ----------------------------------------
                                                                  1999           1998          1997
                                                              ------------   ------------   ----------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
REVENUES....................................................   $1,466,639     $1,145,664     $680,872
Operating Expenses:
  Cost of service...........................................    1,120,733        885,606      519,387
  Conversion costs..........................................       26,337          9,991        2,595
  Selling, general and administrative.......................      109,722        120,154       76,038
  Depreciation and amortization.............................       57,332         44,839       23,603
  Merger and consolidation expenses.........................          180         90,720        1,889
                                                               ----------     ----------     --------
          Total operating expenses..........................    1,314,304      1,151,310      623,512
                                                               ----------     ----------     --------
OPERATING INCOME (LOSS).....................................      152,335         (5,646)      57,360
Other income (expense):
  Interest income...........................................        2,946          6,560        6,265
  Interest expense..........................................       (7,083)        (5,999)      (4,388)
  Minority interest in income of subsidiaries...............      (16,487)       (10,056)        (776)
                                                               ----------     ----------     --------
                                                                  (20,624)        (9,495)       1,101
                                                               ----------     ----------     --------
Income (loss) before provision (benefit) for income taxes...      131,711        (15,141)      58,461
Provision (benefit) for income taxes........................       49,243         (2,362)      20,562
                                                               ----------     ----------     --------
NET INCOME (LOSS)...........................................   $   82,468     $  (12,779)    $ 37,899
                                                               ==========     ==========     ========
Per Share Amounts:
  Basic earnings (loss) per share...........................   $     1.16     $    (0.18)    $   0.60
  Diluted earnings (loss) per share.........................   $     1.14     $    (0.18)    $   0.58
Shares used in per share calculations:
  Weighted averages shares -- basic.........................       71,154         70,061       63,571
  Weighted averages shares -- diluted.......................       72,561         70,061       65,668

          See accompanying notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                           COMMON STOCK                                              TREASURY STOCK
                                          ---------------     ADDITIONAL           RETAINED        ------------------
                                          SHARES   AMOUNT   PAID IN CAPITAL   EARNINGS (DEFICIT)   SHARES    AMOUNT       TOTAL
                                          ------   ------   ---------------   ------------------   ------   ---------   ---------
                                                                              (IN THOUSANDS)
BALANCE AT DECEMBER 31, 1996 (AS
  RESTATED).............................  62,923    $630       $266,352           $   3,251           557   $  (2,093)  $ 268,140
                                          ------    ----       --------           ---------        ------   ---------   ---------
  Issuance of common stock..............       1      --             14                  --            --          --          14
  Stock options exercised...............     574       5          1,440                  --            --          --       1,445
  Income tax benefit from stock options
    exercises...........................      --      --          1,986                  --            --          --       1,986
  Cancellation of treasury stock........    (557)     (6)           (74)             (2,013)         (557)      2,093          --
  Distribution of Subchapter S
    Corporations prior to poolings......      --      --             --              (6,756)           --          --      (6,756)
  Pooling of interests transactions.....   2,074      21          1,072                 239            --          --       1,332
  Minority shareholders' contribution...      --      --            524                  --            --          --         524
  Net and comprehensive income..........      --      --             --              37,899            --          --      37,899
                                          ------    ----       --------           ---------        ------   ---------   ---------
BALANCE AT DECEMBER 31, 1997............  65,015    $650       $271,314           $  32,620            --   $      --   $ 304,584
                                          ------    ----       --------           ---------        ------   ---------   ---------
  Issuance of common stock related to
    NOVA secondary offering, net of
    expenses............................   5,000      50        142,539                  --            --          --     142,589
  Stock options exercised...............     615       6          6,614                  --            --          --       6,620
  Income tax benefit from stock options
    exercises...........................      --      --          1,057                  --            --          --       1,057
  Subsidiary fiscal year conversion.....     307       3            163               5,506            --          --       5,672
  Pooling of interests transactions.....   1,660      17            812              (2,593)           --          --      (1,764)
  Distribution of Subchapter S
    Corporations prior to poolings......      --      --             --              (4,761)           --          --      (4,761)
  Net and comprehensive net loss........      --      --             --             (12,779)           --          --     (12,779)
                                          ------    ----       --------           ---------        ------   ---------   ---------
BALANCE AT DECEMBER 31, 1998............  72,597    $726       $422,499           $  17,993            --   $      --   $ 441,218
                                          ------    ----       --------           ---------        ------   ---------   ---------
  Stock options exercised...............   1,114      11          9,344                  --            --          --       9,355
  Income tax benefit from stock options
    exercises...........................      --      --             --                  --            --          --       9,540
  Subsidiary fiscal year conversion.....      --      --             --                (345)           --          --        (345)
  Treasury stock acquired...............      --      --             --                  --        (5,972)   (159,144)   (159,144)
  Treasury stock issued for stock
    options.............................      --      --         (6,038)                 --           540      13,815       7,777
  Net and comprehensive net income......      --      --             --              82,468            --          --      82,468
                                          ------    ----       --------           ---------        ------   ---------   ---------
BALANCE AT DECEMBER 31, 1999............  73,711    $737       $435,345           $ 100,116        (5,432)  $(145,329)  $ 390,869
                                          ======    ====       ========           =========        ======   =========   =========

          See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                                       (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)...........................................  $  82,468   $ (12,779)  $  37,899
Subsidiary fiscal year conversion...........................      2,547       4,820          --
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Non-cash portion of merger and consolidation charges......         --      18,491          --
  Depreciation and amortization.............................     57,332      44,839      23,603
  Deferred income taxes.....................................      3,210     (30,429)      1,376
  Loss on disposal of equipment.............................         --         265          12
  Minority interest.........................................     16,605      10,193         776
  Interest on debt obligations..............................      1,161       2,062          --
  Changes in assets and liabilities, net of the effects of
    business acquisitions:
    Trade receivables.......................................    (41,993)    (32,179)    (22,351)
    Inventory...............................................     (2,795)     (4,503)       (613)
    Other assets............................................     (8,160)    (21,674)     (9,944)
    Accounts payable........................................     (7,235)     11,131       9,177
    Accrued liabilities.....................................    (10,781)     52,608       2,309
                                                              ---------   ---------   ---------
         Net cash provided by operating activities..........     92,359      42,845      42,244
                                                              ---------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of merchant portfolios and customer contracts.....   (102,218)    (91,125)   (108,804)
Purchase of property and equipment..........................    (28,199)    (46,385)    (20,576)
Purchase of equipment for leasing...........................    (33,220)    (27,906)    (19,297)
Amounts placed in escrow related to business purchase
  transactions..............................................     (8,700)         --          --
Purchase of investments.....................................         --          --     (49,168)
Proceeds from sale of investments...........................         --      39,123          --
Amounts received on leases..................................     22,192      18,329      14,650
Other.......................................................         --          --       1,076
                                                              ---------   ---------   ---------
         Net cash used in investing activities..............   (150,145)   (107,964)   (182,119)
                                                              ---------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings and notes payable,
  net.......................................................         --       1,496      32,800
Proceeds from the issuance of long-term debt................    232,928      20,353      34,189
Payments on long-term debt and capital leases...............    (36,008)    (70,074)    (38,657)
Proceeds from public offerings, net of offering expenses....         --     142,589          14
Proceeds from stock options exercised.......................     17,132       6,620       1,445
Purchase of treasury stock..................................   (159,144)         --          --
Issuance of note receivable.................................         --      (1,785)     (8,773)
Distribution of minority interest...........................    (15,679)     (5,011)
Distributions of Subchapter S Corporations..................         --      (4,761)     (5,083)
                                                              ---------   ---------   ---------
         Net cash provided by financing activities..........     39,229      89,427      15,935
                                                              ---------   ---------   ---------
Net increase (decrease) in cash and cash equivalents........    (18,557)     24,308    (123,940)
                                                              ---------   ---------   ---------
Cash and cash equivalents, beginning of the year............     51,131      26,823     150,763
                                                              ---------   ---------   ---------
Cash and cash equivalents, end of the year..................  $  32,574   $  51,131   $  26,823
                                                              =========   =========   =========
Supplementary information
  Income taxes paid.........................................  $  31,896   $  28,181   $  19,763
  Interest paid.............................................  $   6,753   $   6,944   $   3,866
  Notes payable issued in connection with business
    acquisition.............................................  $      --   $  33,758   $     433

          See accompanying notes to consolidated financial statements.

                                                                      EXHIBIT 13

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS AND ORGANIZATION

     NOVA Corporation (the "Company" or "NOVA") is an integrated service provider of transaction processing services, related software applications and value-added services primarily to small to medium-sized business enterprises. The Company provides merchants with transaction processing support for all major credit and charge cards, including VISA, MasterCard, American Express, Discover, Diners Club and JCB, and also provides access to debit card processing and check verification services. NOVA provides merchants a broad range of transaction processing services, including authorizing card transactions at the point-of-sale ("POS"), capturing and transmitting transaction data, payment settlement and assisting in resolving billing disputes with customers.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of NOVA Corporation and its majority-owned subsidiaries. All significant intercompany transactions have been eliminated.

COMBINED FINANCIAL RESULTS

     On September 24, 1998, NOVA completed a merger transaction with PMT Services, Inc. ("PMT"), pursuant to which PMT became a wholly-owned subsidiary of NOVA. In addition to the PMT merger, PMT completed various mergers prior to the merger with NOVA. These mergers were intended to qualify as tax-free reorganizations and were accounted for as poolings of interests. Accordingly, the consolidated historical financial statements for all periods presented combine the financial results of NOVA and PMT. Although prior to the merger PMT reported on the fiscal year ended July 31 basis, PMT changed their year end to October 31 in 1998. Conforming PMT to a calendar year fiscal year was not practicable for 1998 due to the timing and cost associated with establishing and auditing the beginning of year balances as of January 1, 1998. Beginning in 1999, PMT's fiscal year was changed to conform to a calendar year.

     The NOVA balance sheet as of December 31, 1998, has been combined with the PMT balance sheet as of October 31, 1998. The NOVA statement of operations and cash flows for the year ended December 31, 1998, has been combined with the PMT statement of operations and cash flows for the twelve months ended October 31, 1998. The NOVA statements of operations and cash flows for the year ended December 31, 1997, have been combined with the PMT statements of operations and cash flows for the fiscal year ended July 31, 1997. The results of operations of PMT for the period November 1, 1998 through December 31, 1998 was a net loss of $345,000 and is recorded as a decrease in shareholders' equity for the year ended December 31, 1999. Revenues for this interim period were $90.8 million and expenses, including income tax benefits, were $91.1 million. The results of operations of PMT for the period August 1, 1997, through October 31, 1997 of $7.6 million have been recorded as an increase to shareholders' equity for the year ended December 31, 1998. Revenues for this interim period were $101.1 million and expenses, including income taxes, were $93.5 million.

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

REVENUE AND COST OF SERVICE RECOGNITION

     Revenues derived principally from the electronic processing of transactions (principally merchant discount) are recognized, net of revenue sharing amounts, at the time the merchant's transactions are processed. Directly related cost of service is also recognized at the time of processing and include interchange fees paid to the credit card issuing bank, VISA and MasterCard assessments, telecommunications expenses, and merchant accounting processing fees.

     When the Company purchases merchant portfolios, it typically enters into revenue sharing agreements with the sellers. The revenue sharing amounts are determined primarily on sales volume processed for a particular group of merchants. The revenue sharing agreements generally have an initial term of at least three years with renewal provisions. Revenue is shown in the accompanying statements of operations net of revenue sharing amounts of $47.8 million, $35.3 million, and $16.3 million for the years ended December 31, 1999, 1998, and 1997, respectively.

     Additional revenue sources include the sale, lease and rental of POS processing equipment. Revenues related to direct financing leases are recognized over the term of the lease using the effective interest method. Equipment sales revenues are recorded when the equipment is shipped. Rental income is recognized as earned.

CONVERSION COSTS

     The cost of converting purchased merchant portfolios from the seller's processing platform and telecommunications network to the NOVA Network is expensed as incurred.

CASH AND CASH EQUIVALENTS

     For purposes of the consolidated statements of cash flows, NOVA considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

RESTRICTED CASH

     Restricted cash represents funds held-on-deposit with certain processing banks pursuant to agreements to cover potential merchant losses, and funds held by lending institutions pursuant to loan agreements to provide additional collateral. These amounts are classified as "Other Non-current Assets" for financial statement purposes, and total $11.5 million and $8.2 million at December 31, 1999, and 1998, respectively.

ACCOUNTS RECEIVABLE

     Accounts receivable are primarily comprised of amounts due from the Company's clearing and settlement banks and represent the discount earned, after related interchange fees on transactions processed during the month ending on the balance sheet date. Such balances are typically received from the clearing and settlement banks within thirty days following the end of each month.

     The Company's merchant customers have liability for charges disputed by cardholders. However, in the case of merchant insolvency, bankruptcy or other nonpayment, the Company may be liable for any such charges disputed by cardholders. NOVA believes that the diversification of its merchant portfolio among industries and geographic regions reduces its risk of loss. Based on historical loss experience, the Company has established reserves for estimated credit losses on transactions processed.

FINANCING LEASES

     The Company provides direct financing leases and sales-type leases to its customers. The significant difference between the two types of leases is dealer profit recognized in a sales-type lease. At inception of a POS equipment lease, the Company records an investment in direct financing leases which is equal to the total of future lease rentals and the estimated residual value of the leased equipment less unearned income. The unearned income is the difference between the cost of the equipment and the total of future lease payments plus the estimated residual value of the leased equipment. Residual value is based upon the estimated proceeds from the sale or lease of the asset at the end of the lease term. Amortization of unearned income is recorded using the effective interest method. The investment in financing leases is reduced by an allowance for rental payments that are expected to be uncollectable.

INVENTORY

     Inventory, which consists of electronic POS equipment held for sale or rental to merchants, is stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

PROPERTY, EQUIPMENT, AND SOFTWARE

     Property, equipment and software is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method for financial reporting purposes and primarily accelerated methods for tax purposes. For financial reporting purposes, equipment is depreciated over three to seven years and buildings are depreciated over thirty years. Leasehold improvements and property acquired under capital leases are amortized over the useful life of the asset or the lease term, whichever is shorter. Direct costs associated with the development of software for internal use are capitalized and depreciated over the useful life of the software, up to ten years. Maintenance and repairs are charged to expense as incurred. Expenditures for renewals and improvements that extend the useful life are added to the property and equipment accounts. The Company rents POS equipment to merchants under operating leases. The rented equipment is capitalized and depreciated over three years.

FINANCIAL INSTRUMENTS

     Management believes the carrying amounts of financial instruments at December 31, 1999 and 1998, including cash, accounts and notes receivable, accounts payable, accrued expenses and loans payable to financial and lending institutions approximates fair value. The Company's financial instruments at December 31, 1999, and 1998 consist primarily of cash and cash equivalents and loans payable to financial and lending institutions. Due to the short maturities of the cash and cash equivalents, carrying amounts approximate the respective fair values. The loans payable are primarily variable rate instruments at terms the Company believes would be available if similar financing were obtained from another third party. As such, their carrying amounts also approximate their fair value.

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

INTANGIBLES

     The excess cost of businesses acquired is amortized on the straight-line basis over thirty years. Accumulated amortization at December 31, 1999, and 1998 was $3.3 million and $2.6 million, respectively. Amortization expense was approximately $661,000, $573,000 and $500,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

     Amortization of merchant portfolios is provided on a straight-line basis over a ten-year life, based on the Company's estimates of future merchant sales volumes. Accumulated amortization of portfolios was $100.1 million and $63.1 million at December 31, 1999, and 1998, respectively. Amortization expense was approximately $37.2 million, $30.0 million, and $14.0 million for the years ended December 31, 1999, 1998, and 1997, respectively.
                                       17

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

INCOME TAXES

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

SETTLEMENT OBLIGATIONS

     Settlement obligations result from timing differences in the Company's settlement processes with merchants. During 1999 the company changed its settlement process to eliminate such timing differences.

STOCK COMPENSATION

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

EARNINGS PER SHARE

     Basic earnings per common share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per common share is computed using the weighted average number of common shares outstanding during the period and reflects any dilutive effects of options, warrants and convertible securities outstanding during the period.

RECENT PRONOUNCEMENT

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 2000. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or the financial position of the Company.

PRESENTATION

     Certain 1997 and 1998 amounts have been reclassified to conform to the 1999 presentation.

NOTE 2.  BUSINESS COMBINATIONS

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

     The combined results below reflect reclassifications to conform financial statement presentation:

                                                                         1997
                                                                ----------------------
                                                                (IN THOUSANDS, EXCEPT
                                                                   PER SHARE DATA)
Revenues:
  NOVA......................................................           $335,625
  PMT.......................................................            355,010
  Reclassification to conform financial presentation........             (9,763)
  Combined..................................................           $680,872
                                                                       ========
Net income:
  NOVA......................................................           $ 17,385
  PMT.......................................................             20,514
                                                                       --------
  Combined..................................................           $ 37,899
                                                                       ========
Net income per share (on a diluted basis):
  NOVA......................................................           $   0.58
  PMT(1)....................................................           $   0.58
  Combined..................................................           $   0.58

---------------

(1) Adjusted for effect of exchange ratio of 0.715 shares of NOVA common stock for each share of PMT common stock.

     As previously stated, PMT completed various business combinations in the year ended October 31, 1998, and the year ended July 31, 1997, by issuing common stock in exchange for all of the outstanding common stock of the companies acquired. These transactions were accounted for as poolings of interests. The consolidated accompanying financial statements have been prepared to reflect the restatement of all periods presented. Eight of these transactions were considered material for restatement of prior period consolidated financial statements and are summarized below:

COMPANY ACQUIRED                                           DATE          SHARES ISSUED(1)
----------------                                     -----------------   ----------------
                                                                          (IN THOUSANDS)
Fairway Marketing Group (Fairway)..................  December 23, 1996          304
Bancard Systems, Inc. (BSI)........................   January 27, 1997        2,239
Retail Payment Services, Inc. (RPS)................   January 30, 1997          406
Eric Krueger, Inc. (Krueger).......................       June 3, 1997          414
LADCO Financial Group (LFG)........................      July 14, 1997        1,046
Bancard, Inc. (BCI)................................    October 2, 1997        2,768
MBN National, Inc. (MBN)...........................       May 14, 1998          706
Superior Bankcard Service, Inc. (Superior).........      July 30, 1998        2,660

---------------

(1) Adjusted for effect of exchange ratio of 0.715 shares of NOVA common stock for each share of PMT common stock.

     Separate revenues and net income (loss) of the acquired operating businesses for the periods prior to each of the mergers are presented in the following table. In addition, the table includes unaudited pro forma net income, which reflects pro forma adjustments to present income taxes on the basis on which they will be reported in future periods.

                                                               YEAR ENDED
                                                              JULY 31, 1997
                                                            -----------------
                                                             (IN THOUSANDS)
Revenues:
  PMT.....................................................      $240,756
  Fairway.................................................         7,125
  BSI.....................................................        12,218
  LFG.....................................................        12,882
  BCI.....................................................        40,827
  MBN.....................................................        12,651
  Superior................................................        17,319
  Other...................................................        11,232
                                                                --------
Revenues, as reported.....................................      $355,010
                                                                ========
Net income (loss):
  PMT.....................................................      $ 13,806
  Fairway.................................................           183
  BSI.....................................................           746
  LFG.....................................................         1,319
  BCI.....................................................         2,656
  MBN.....................................................        (1,041)
  Superior................................................         2,500
  Other...................................................           345
                                                                --------
          Net income, as reported.........................        20,514
Pro forma tax effect of Subchapter S Corporations.........        (1,798)
                                                                --------
          Pro forma net income............................      $ 18,716
                                                                ========

     Fairway, RPS, Krueger, Bancard, MBN and Superior were Subchapter S Corporations for income tax purposes; therefore, these entities did not pay U.S. federal income taxes. These entities are included in the Company's U.S. federal income tax return effective from the date of each merger.

     In addition to these transactions, PMT completed five separate operating business acquisitions during the year ended October 31, 1998 and the year ended July 31, 1997, with five unrelated entities. PMT issued an aggregate of 3,577,914 shares of common stock, on a converted basis, in exchange for all the outstanding stock of the five entities. On an individual basis these transactions, which were accounted for as poolings of interests, were not considered material for retroactive restatement of the consolidated financial statements. Retroactive restatement would have increased total assets by 1% as of December 31, 1997. Retroactive restatement would have increased revenue by 2.98% and net income by 0.80% during 1997.

NOTE 3.  MERCHANT PORTFOLIO PURCHASES AND JOINT VENTURES

MERCHANT PORTFOLIOS

     NOVA purchases various merchant portfolios, whereby servicing rights for electronic authorization and payment processing to specific merchants under contract to processing banks are acquired. The Company's operating results reflect each of these purchases from the effective dates of the transactions. Significant portfolio purchases are summarized below.

     On February 15, 1999, NOVA acquired the assets of American National Bancard Company ("ANC"), an independent sales organization ("ISO"), through NOVA's wholly-owned subsidiary PMT. The acquisition was accounted for as a purchase transaction, and the net assets and results of operations are included in the consolidated financial statements from the date of acquisition. Cash disbursed to the seller at the time of the transaction totaled approximately $11.1 million and was allocated to "Merchant and customer contracts" based on the estimated fair market value of the assets acquired. Additional consideration of $8.7 million has been placed in escrow with a third party until January 31, 2000. This amount was due subject to ANC's achieving certain performance thresholds as set forth in the purchase agreement. During 2000, ANC met the required performance thresholds, resulting in the release of these funds to ANC. At December 31, 1999 the escrow funds are recorded in "Other non-current assets" for financial statement purposes. An additional payment of up to $2.1 million may be required in fiscal 2000 based upon future performance of the portfolio.

     Effective November 4, 1998, the Company completed a transaction with First Union Bank of Delaware, successor by merger to CoreStates Bank of Delaware, N.A. ("CoreStates"), whereby NOVA acquired all rights, title, and interest in, and assumed certain liabilities of the CoreStates merchant processing portfolio. An initial non-refundable payment of $25.0 million was made at the time of the purchase. In December 1999, an additional $23.0 million was paid based on achieving certain minimum performance levels. An additional payment of up to $23.0 million may be required in fiscal 2000 based upon future performance of the portfolio.

     Significant 1997 merchant portfolio purchases include the Crestar Bank merchant portfolio effective May 29, 1997, and the MBNA America Bank, N.A. merchant portfolio effective December 31, 1997. Purchase price consideration paid approximated $21.7 million and $20.3 million, respectively.

JOINT VENTURES

     In addition to merchant portfolio purchases, the Company has also entered into joint venture agreements with certain financial institutions for the purpose of expanding and strengthening its merchant processing base. On January 21, 1998, NOVA consummated a transaction with KeyBank National Association ("KeyBank") whereby the Company purchased a 51% membership interest in Key Merchant Services, LLC ("KMS"). NOVA provides transaction processing and other services to the merchant contracts KeyBank initially contributed to the venture. The purchase price of the membership interest was payable over a three-year period. The original purchase price recorded was $51.0 million, for which the last installment of $18.5 million, including interest, was paid as of December 31, 1999. During 1999, the Company paid an additional $12.4 million to KeyBank based on achieving certain performance thresholds. Additional consideration of up to $6.2 million may be required during fiscal 2000 based upon future performance of the portfolio.

     Effective December 29, 1999, KMS acquired the merchant processing portfolio of First American National Bank. The total purchase price was $14.5 million.

     Effective October 31, 1997, the Company entered into a joint venture with Firstar Bank, U.S.A., N.A. ("Firstar") whereby NOVA purchased a 51% interest in Elan Merchant Services, LLC ("EMS") for $24.0 million. Effective May 1, 1999, Firstar contributed the merchant processing portfolio of Star Banc to EMS. NOVA paid Firstar $6.2 million in cash, representing 51% of the value of the merchant processing portfolio contributed by Firstar. The Company performs the transaction processing services for the joint venture's merchant contracts.

     The following summarizes the allocation of the aggregate purchase price to the major categories of assets acquired and liabilities assumed resulting from all portfolio purchases and joint venture investments made by the Company in each year:

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Merchant contracts..........................................  $103,073   $122,814   $109,247
Property and equipment......................................       398      2,069         --
Non-compete agreement.......................................        --        932        250
                                                              --------   --------   --------
                                                               103,471    125,815    109,497
Liabilities assumed.........................................    (1,253)        --         --
Notes payable to seller.....................................        --    (33,758)      (443)
                                                              --------   --------   --------
         Net cash paid......................................  $102,218   $ 92,057   $109,054
                                                              ========   ========   ========

NOTE 4.  MERGER AND CONSOLIDATION CHARGES

     As a result of NOVA's merger with PMT and other mergers completed during 1998, the Company recorded a $90.7 million charge in 1998. This charge was primarily related to direct merger transaction costs, charges associated with the consolidation and closure of PMT's corporate headquarters and certain operating subsidiaries, contract termination costs related to unfavorable third party processing contracts, and the decision to exit certain of PMT's sales distribution channels. Beginning in 1998 and continuing throughout 1999, management executed substantially all parts of the plan for PMT's integration and consolidation, making refinements to the plan as additional facts and circumstances became available. During 1999, revisions to the plan resulted in the reversal of approximately $6.5 million in charges accrued in 1998 that were not needed under the revised plan and additional costs of approximately $6.7 million to recognize the costs of executing revised elements of the plan. The consolidation and integration charges recorded in 1999 exceeded the reversal of 1998 charges by approximately $180,000, with such excess charges reflected in the operating results for 1999.

     The following is a summary of the activity recorded relating to merger and consolidation charges:

                                                              BALANCE    REVERSAL                        BALANCE
                                          1998     PAYMENTS      AT         OF       1999     PAYMENTS      AT
                                         CHARGES   APPLIED    12/31/98   ACCRUALS   CHARGES   APPLIED    12/31/99
                                         -------   --------   --------   --------   -------   --------   --------
                                                                      (IN THOUSANDS)
Direct transaction costs.....  Cash      $15,515   $(11,412)  $ 4,103    $    --    $  241    $ (4,344)   $   --
Severance packages...........  Cash       14,050     (1,404)   12,646     (2,149)    1,591      (8,297)    3,791
Lease abandonment............  Cash        4,658         --     4,658       (280)    2,968      (2,324)    5,022
Contract termination
  charges....................  Cash       35,506    (13,689)   21,817     (3,621)       --     (18,196)       --
Asset write-down.............  Non-cash    7,121     (7,121)       --         --     1,863      (1,863)       --
Costs to exit a distribution
  channel....................  Non-cash   11,370    (11,370)       --         --        --          --        --
Costs to exit a distribution
  channel....................  Cash        2,500         --     2,500       (434)       --      (2,066)       --
                                         -------   --------   -------    -------    ------    --------    ------
                                         $90,720   $(44,996)  $45,724    $(6,484)   $6,663    $(37,090)   $8,813
                                         =======   ========   =======    =======    ======    ========    ======

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

     Direct Transaction Costs. Direct merger transaction costs primarily consisted of investment banking commissions, professional fees, and regulatory filing expenses. During 1999, approximately $241,000 of merger related professional fees were incurred in excess of amounts accrued in 1998.

     Severance Packages. During 1998, management developed and began implementing plans to close PMT's corporate headquarters, as well as downsize certain of PMT's operating subsidiaries. As of December 31, 1998, the only significant employee group notified of such plans was at the corporate headquarters and certain executives. Accordingly, the costs associated with these terminations were the only severance costs included in the 1998 charge. The total number of employees terminated from this group was approximately 275, with 210 having received severance packages as of December 31, 1998. Of these employees, certain executives' severance is being paid over two years. The remaining employees in this group were displaced during the first quarter of 1999, with all severance benefits paid at that time. During 1999, management was able to settle termination related benefits associated with certain executives at amounts less than originally agreed, accounting for substantially all of the reversal in this merger charge category.

     During 1999, decisions were made to close or downsize additional facilities to further streamline the operating and administrative functions. These actions resulted in the termination of approximately 183 employees, of which 179 received severance packages totaling approximately $1.4 million as of December 31, 1999. The remaining four individuals, with total severance payments due of approximately $160,000, were notified of their termination during 1999, but received their severance payments in January 2000. The remaining severance accrued in the December 31, 1999 merger reserve balance relates to executives whose terminations were effective and accrued for during 1998 and whose severance will be fully paid by mid-2001.

     Lease Abandonment. The Company began the process of moving PMT's operations from Nashville, Tennessee to other locations in December 1998, and completed this process in the first quarter of 1999, at which time the premises in Nashville were completely vacated. The 1998 charge included the estimated unrecoverable future lease obligations for primarily PMT's Nashville headquarters. By December 1999 the facility was fully subleased, facilitating an accurate assessment of future unrecoverable lease obligations. Based on the updated assessment, approximately $280,000 of the original merger and consolidation charge was reversed. During 1999, plans were made to close or downsize additional facilities. These decisions resulted in additional accruals of approximately $3.0 million covering ten locations, eight of which have been closed or downsized during 1999. The remaining two facilities will be closed or downsized during 2000. Obligations under leases included in the reserve balance will not be fully paid out until October 2007.

     Contract Termination Charges. Consistent with past practice, management developed a plan in 1998 to convert the front-end and back-end transaction processing of PMT's merchants to the NOVA Network. As a result of this plan, in 1998 the Company negotiated the termination of long-term processing contracts with third parties. The majority of these terminations were finalized and paid in 1998. During 1999, management was able to successfully terminate one of the contracts without incurring the $2.0 million penalty recognized in 1998. Based on new facts and circumstances, arising in 1999, management also determined that the economic benefits of terminating another contract did not outweigh the early termination costs. Accordingly, approximately $3.9 million of contract termination charges were reversed to appropriately reflect these events.

     Asset Write-Down. Capital asset write-downs are substantially attributable to the computer software and equipment including PMT's management information and financial reporting systems. Additional assets written down include telephone systems, and office furniture and equipment that will not be redeployed for use at another NOVA facility. Charges recorded in 1998 were associated primarily with PMT's corporate office in Nashville. Additional charges of approximately $1.9 million were recognized during 1999 in connection with the revised facility consolidation plan.

     Costs to Exit a Distribution Channel. In 1998 management formulated plans to exit unique distribution channels based upon the type of merchant business generated through these channels. Specifically, servicing and maintaining the type of merchant generated through these channels is not compatible with NOVA's operating philosophy and not strategically aligned with NOVA's plan of business. The charge related to exiting this distribution channel included a contract termination fee and the write down of certain related intangible assets resulting from an analysis of discounted future cash flows generated from the subject merchants. The final negotiated termination fee was approximately $434,000 less than accrued in 1998, resulting in a reversal of the excess charge during 1999.

NOTE 5.  PROPERTY, EQUIPMENT, AND SOFTWARE

     Property, equipment and software at December 31, 1999 and 1998 consist of:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
                                                                (IN THOUSANDS)
Land and building...........................................  $ 12,316   $ 10,680
Equipment...................................................    44,836     35,525
Credit card terminals held for rent.........................    24,007     22,610
Software, internally developed..............................    23,776      5,686
Furniture and fixtures......................................     6,264      6,019
Leasehold improvements......................................     2,730      2,414
Work-in-progress, including software development............     6,510     11,446
                                                              --------   --------
                                                               120,439     94,380
Less accumulated depreciation and amortization..............   (43,476)   (28,648)
                                                              --------   --------
                                                              $ 76,963   $ 65,732
                                                              ========   ========

     Depreciation expense for the years ended December 31, 1999, 1998, and 1997 was approximately $17.0 million, $12.6 million, and $6.6 million, respectively.

NOTE 6.  NET INVESTMENT IN DIRECT FINANCE LEASES

     The components of the investment in direct financing leases for POS equipment are as follows:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
                                                                (IN THOUSANDS)
Minimum lease payments......................................  $ 72,884   $ 60,383
Residual values -- unguaranteed.............................    12,799      9,700
Allowance for doubtful accounts.............................    (3,594)    (3,217)
                                                              --------   --------
Net minimum lease payments receivable.......................    82,089     66,866
Unearned income.............................................   (24,333)   (21,181)
                                                              --------   --------
          Net investment in direct financing leases.........  $ 57,756   $ 45,685
                                                              ========   ========

     Changes in the allowance for doubtful accounts at December 31, 1999, 1998, and 1997 were as follows:

                                                             1999      1998      1997
                                                            -------   -------   -------
                                                                  (IN THOUSANDS)
Balance at beginning of year..............................  $ 3,217   $ 2,482   $ 1,659
Subsidiary fiscal year conversion.........................      (39)       78        --
Provision for bad debt expense............................    3,278     2,987     2,390
Charged off lease contracts...............................   (3,262)   (2,776)   (2,043)
Bad debt recoveries.......................................      400       446       476
                                                            -------   -------   -------
          Balance at end of year..........................  $ 3,594   $ 3,217   $ 2,482
                                                            =======   =======   =======

     At December 31, 1999, minimum lease payments receivable, including estimated residual values receivable, are due as follows:

                                                           MINIMUM LEASE    UNGUARANTEED
                                                             PAYMENTS      RESIDUAL VALUES
YEAR ENDED DECEMBER 31:                                     RECEIVABLE       RECEIVABLE
-----------------------                                    -------------   ---------------
                                                                   (IN THOUSANDS)
2000.....................................................     $28,879          $ 2,342
2001.....................................................      22,849            2,462
2002.....................................................      15,131            3,642
2003.....................................................       5,634            3,988
Thereafter...............................................         391              365
                                                              -------          -------
                                                              $72,884          $12,799
                                                              =======          =======

     The Company's experience indicates a portion of the leases will terminate at dates other than the end of the contractual period. Accordingly, the foregoing table should not be regarded as a forecast of future collections.

NOTE 7.  NOTE RECEIVABLE

     In March 1997, PMT entered into a ten year lease agreement for a portion of office space available in a building that served as its corporate headquarters. PMT granted a mortgage loan to an independent developer and advanced funds for the purchase and renovation of the building. The outstanding loan amount of $13.6 million bears interest at 5%, with principal and interest of $80,673 due monthly in arrears. The loan principal was issued in various draws based upon completion of certain stages of renovation. The outstanding balance is payable in full in October 2007. The mortgage loan is secured by a first lien on the property. An independent appraisal of the property determined its fair value for the purpose of classifying the related leasing transaction in accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The lease is classified as an operating lease, and the minimum lease commitment is included in Note 11.

NOTE 8.  LONG-TERM DEBT OBLIGATIONS

                                                                                       DECEMBER 31,
                                                         WEIGHTED                   -------------------
                                                       INTEREST RATE   MATURITIES     1999       1998
                                                       -------------   ----------   --------   --------
                                                                                       (IN THOUSANDS)
Revolving credit facility............................      7.25%          2004      $213,000   $     --
Variable Rate Secured Notes:
Equipment lease-backed notes.........................      6.35           2003        37,612     24,879
Equipment lease-backed notes.........................      7.22           2002         1,886      9,401
Equipment lease-backed notes.........................      8.50           2001           216        640
Equipment lease-backed notes.........................                     1999            --         31
Deferred merchant portfolio purchase price
  installment........................................      7.88           1999            --     17,362
Other................................................        --             --         1,605      2,246
                                                                                    --------   --------
Total long-term debt obligations.....................                                254,319     54,559
Less amounts due within one year.....................                                (16,066)   (31,534)
                                                                                    --------   --------
Long-term obligations................................                               $238,253   $ 23,025
                                                                                    ========   ========

     The maturities of long-term obligations at December 31, 1999, are as follows:

                                                              (IN THOUSANDS)
                                                              --------------
2000........................................................     $ 16,066
2001........................................................       13,370
2002........................................................        8,551
2003........................................................        3,062
2004........................................................      213,270
                                                                 --------
                                                                 $254,319
                                                                 ========

     In November 1999, NOVA amended its revolving credit agreement. The amended agreement, secured by substantially all of the company's assets, expires on November 16, 2004, and provides for borrowings up to $250.0 million. This agreement amended an earlier, five-year, $80.0 million agreement entered into on October 27, 1997. At the Company's option under the terms of the agreement, borrowings bear interest at a spread of up to 1.5% over either the bank's base rate, or the prevailing Eurodollar rate, as determined from certain financial ratios. On August 25, 1999, the Company entered into a bridge loan for $70.0 million at the prevailing Eurodollar rate plus 1%. The bridge loan was repaid from proceeds drawn from the amended credit facility upon completion of the amendment. The Company also maintains a standby letter of credit facility for up to $25.0 million. A commitment fee is assessed on the average daily unused portion of the revolving loans and the standby letter of credit. The fee ranges from .20% to .40%, depending on certain leverage ratios, adjusted quarterly. NOVA's policy is to classify revolving credit facility borrowings under long-term debt since it has the ability under the credit agreement, and the intent, to maintain these obligations for longer than one year.

     The revolving credit facility contains certain financial covenants. NOVA was in compliance with all covenants under the amended agreement at December 31, 1999.

     The Variable Rate Secured Notes ("Notes") are secured by the remaining payment stream of pledged equipment leases. The Notes bear a variable rate of interest based on indices determined by each lender, either the one month commercial paper rate then in effect, prime rate, or two year treasury securities, as the case may be.

NOTE 9.  INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                DECEMBER 31,
                                                              -----------------
                                                               1999      1998
                                                              -------   -------
                                                               (IN THOUSANDS)
DEFERRED TAX LIABILITIES:
  Property and equipment....................................  $ 9,520   $ 7,757
  Gross lease receivable....................................   32,674    23,489
  Residual values, including portfolios.....................    5,934     4,495
  Mark-to-market accounting for accounts receivable.........      284     1,052
  Other.....................................................       --     1,467
                                                              -------   -------
          Total deferred tax liabilities....................  $48,412   $38,260
                                                              =======   =======

                                                                DECEMBER 31,
                                                              -----------------
                                                               1999      1998
                                                              -------   -------
                                                               (IN THOUSANDS)
DEFERRED TAX ASSETS:
  Leased equipment..........................................  $20,710   $14,870
  Merger related costs......................................    3,591    18,663
  Unearned income...........................................   10,908     8,659
  Allowance for doubtful accounts and merchant loss
     reserve................................................   15,504    10,463
  Accrued liabilities.......................................    1,303     3,588
  Book over tax amortization................................    1,879    12,619
  Net operating loss carryforwards..........................    1,778       332
  Other.....................................................      925       225
                                                              -------   -------
          Total deferred tax assets.........................   56,598    69,419
Valuation allowance.........................................       --      (332)
                                                              -------   -------
Net deferred tax assets ....................................  $ 8,186   $30,827
                                                              =======   =======

     In assessing the likelihood of utilizing existing net deferred tax assets, management considered its current operating environment, future ability to generate sufficient taxable income and the excess of its appreciated asset values over the related tax basis. At this time, management believes it is more likely than not that the deferred tax assets will be realized based on its assessment of current financial condition.

     The components of the provision (benefit) for income taxes are as follows:

                                                             YEARS ENDED DECEMBER 31,
                                                           ----------------------------
                                                            1999       1998      1997
                                                           -------   --------   -------
                                                                  (IN THOUSANDS)
Current:
  Federal................................................  $42,034   $ 25,735   $16,878
  State..................................................    4,331      2,332     2,308
Deferred:
  Federal................................................    2,676    (26,681)    1,214
  State..................................................      534     (3,748)      162
Change in valuation allowance............................     (332)        --        --
                                                           -------   --------   -------
                                                           $49,243   $ (2,362)  $20,562
                                                           =======   ========   =======

     The provision (benefit) for income taxes differs from the amount computed by applying the federal statutory rate to income before provision for income taxes for the following reasons:

                                                             YEARS ENDED DECEMBER 31,
                                                             ------------------------
                                                             1999      1998     1997
                                                             -----    ------    -----
                                                                  (IN THOUSANDS)
Federal statutory rate.....................................     35%    (35.0)%   35.0%
State income taxes, net of federal tax benefit.............    2.3      (6.1)     2.8
Non-deductible merger-related charges......................     --      32.2       --
Amortization of excess cost of businesses acquired.........     --       0.5      0.1
Subchapter S Corporations income tax not subject to tax....     --      (7.4)    (2.9)
Other......................................................    0.1       0.2      0.2
                                                             -----    ------    -----
Effective tax rate.........................................   37.4%    (15.6)%   35.2%
                                                             =====    ======    =====

     The Company has approximately $4.7 million of federal and state net operating loss carryforwards available to offset future taxable income of certain subsidiaries. These cumulative net operating loss carryforwards expire in varying amounts through fiscal 2014.

NOTE 10.  CAPITALIZATION

PREFERRED STOCK

     The Company is authorized to issue 5,000,000 shares of Preferred Stock in one or more series with such designations, powers, preferences, rights, qualifications, limitations and restrictions as may be fixed by the Board of Directors.

COMMON STOCK

     On April 21, 1998, NOVA completed a public offering in which the Company sold 5,000,000 shares of common stock for a purchase price to the public of $30.00 per share. The net proceeds received from the sales of the shares of common stock were approximately $142.6 million after deducting underwriting discounts and commissions and estimated expenses. The Company used its net proceeds to repay all amounts outstanding under its bank credit facility and to purchase various merchant portfolios.

     In June 1999, the Board of Directors authorized a share repurchase program approving share purchases of up to $250.0 million from time to time on the open market, or pursuant to privately negotiated transactions price levels the Company deems attractive. The shares may be used to meet funding requirements for benefit plans and other business purposes. As of December 31, 1999, NOVA had acquired 5,972,172 shares at an aggregate cost of $159.1 million. The purchase of the shares was funded primarily through the draw down of funds from the existing credit facility.

RIGHTS AGREEMENT

     On June 8, 1999, the Board of Directors approved the adoption of a share Rights Agreement which provides for a dividend distribution to shareholders of record on June 8, 1999, of one Right for each outstanding share of common stock. The Rights are attached to the common stock, do not have voting or dividend rights, and, until they become exercisable, they can have no dilutive effect on earnings. Each Right, when exercisable, entitles the holder to purchase ten shares of common stock (subject to adjustment based upon a predetermined formula) at a purchase price per share of 20% of market value, measured as of the date that an announcement is made that a person has acquired sufficient shares to become an Acquiring Person (any person who acquires, after July 9, 1999, 10% of the outstanding shares of the Company) multiplied by the number of shares of common stock to be received upon exercise. The distribution date will occur upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 10% or more of the outstanding shares, or (ii) ten days following the commencement of a tender offer or an exchange offer that would result in a person or group beneficially owning 10% or more of such outstanding shares of common stock. The Rights are not exercisable until the distribution date and will expire at the close of business on July 9, 2009, unless earlier redeemed by the Company.

     In the event that, after the Rights become exercisable, (i) the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation, (ii) all of its shares are acquired in a share exchange or the Company engages in a merger or consolidation in which all or part of its outstanding shares are changed or exchanged for stock, other securities or assets of any other person or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each Right holder shall have the right to receive, upon exercise, a number of shares of common stock of the acquiring company equal to the calculated conversion exchange ratio.

     Unless the terms of an offer for all shares are first approved by the Board and the Rights Agreement amended to permit the transaction, or the Rights are redeemed by the Company, the Rights will cause substantial dilution, if they become exercisable. In general, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, at any time before a person becomes a beneficial owner of 10% or more of the outstanding common stock of NOVA. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders will be to receive the $.01 redemption price.

NOTE 11.  COMMITMENTS, CONTINGENCIES, AND LEASE OBLIGATIONS

CONTINGENCIES

     NOVA is involved in ordinary and routine litigation incidental to its business. The Company is not party to any pending legal proceedings that, in the opinion of management, would have a material adverse effect on the results of operations or financial position.

OPERATING LEASE OBLIGATIONS

     The Company has leases for various real property and equipment that expire at various dates. The future minimum rental commitments, net of future sublease income, for all non-cancelable leases at December 31, 1999, are payable as follows:

YEARS ENDING DECEMBER 31,                                     (IN THOUSANDS)
-------------------------                                     --------------
2000........................................................     $  6,114
2001........................................................        5,475
2002........................................................        4,217
2003........................................................        3,744
2004........................................................        3,482
Thereafter..................................................       11,478
                                                                 --------
          Total future minimum lease payments...............     $ 34,510
Less future sublease income.................................     $(10,479)
                                                                 --------
                                                                 $ 24,031
                                                                 ========

     Rental expense, net of sublease income, for the years ended December 31, 1999, 1998 and 1997 was approximately $4.8 million, $4.9 million and $3.3 million respectively.

NOTE 12.  STOCK OPTION PLANS

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

     Pro forma disclosures of net income (loss) and earnings per share pursuant to SFAS 123 require that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                                         YEARS ENDED DECEMBER 31,
                                                     --------------------------------
                                                       1999        1998        1997
                                                     --------    --------    --------
Risk free interest rate............................  4.7%-6.3%   4.5%-5.7%   5.7%-6.9%
Dividend yield.....................................         0%          0%          0%
Expected volatility of stock price.................     0.577       0.577       0.544
Expected life in years.............................         7           7           7

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

     The pro forma amounts are indicated below:

                                                           YEARS ENDED DECEMBER 31,
                                                         ----------------------------
                                                          1999       1998      1997
                                                         -------   --------   -------
                                                            (IN THOUSANDS, EXCEPT
                                                              PER SHARE AMOUNTS)
Net Income (Loss):
  As reported..........................................  $82,468   $(12,779)  $37,899
  Pro forma............................................   64,708    (20,789)   34,452
Basic Earnings Per Share:
  As reported..........................................  $  1.16   $  (0.18)  $  0.60
  Pro forma............................................     0.91      (0.30)     0.54
Diluted Earnings Per Share:
  As reported..........................................  $  1.14   $  (0.18)  $  0.58
  Pro forma............................................     0.89      (0.30)     0.52

     The pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years. The Company sponsors seven stock option plans whereby the Company has reserved for issuance upon exercise of stock options a maximum of 11,540,610 shares of NOVA common stock, and 550,000 shares related to stock appreciation rights.

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

     Under the 1996 Directors Plan options granted are exercisable in 25% increments at the end of each of the four years subsequent to the date of grant, and at a purchase price per share no less than the market value per share on the grant date.

     The 1996 Employees Plan allows for the grants of incentive stock options, non-qualified stock options, stock appreciation rights, and restricted stock awards. On September 24, 1998, shareholders approved an amendment to increase the number of shares issuable under the Plan from 2,000,000 shares to 6,000,000 shares to facilitate future grants to all employees of NOVA after the PMT Merger. Under the 1996 Employees Plan, options may be exercised in 25% increments at the end of each of the four years subsequent to the grant date. The administrative committee under the plan may amend or alter the vesting schedule of the outstanding options. Incentive stock options cannot be granted at a per share price less than the fair market value of the common stock on the grant date.

     In connection with the PMT merger, each outstanding option or warrant to purchase PMT common stock became fully vested and was automatically converted into an option or warrant to purchase the number of shares of NOVA common stock in an amount and per share price equal to the exchange ratio of .715. Each assumed option contains terms and provision similar to those terms, conditions, and provisions contained in the original grant. The PMT plans are no longer available for option grants. Approximately 2,300,000 shares of NOVA common stock have been reserved for issuance upon the exercise of such options and warrants. Information contained in the tables presents the option activity as if PMT shares had been converted from December 31, 1996.

     A summary of option activity is as follows:

                                                                   OPTIONS OUTSTANDING
                                                              ------------------------------
                                                                                WEIGHTED
                                                                NUMBER      AVERAGE EXERCISE
                                                              OUTSTANDING   PRICE PER SHARE
                                                              -----------   ----------------
                                                               (SHARE AMOUNTS IN THOUSANDS)
Balance at December 31, 1996................................      3,191          $ 6.98
Granted and assumed.........................................        803           17.11
Exercised...................................................       (587)           3.02
Terminated..................................................       (195)          14.67
                                                                -------          ------
Balance at December 31, 1997................................      3,212            9.74
Granted and assumed.........................................      4,507           27.14
Exercised...................................................       (722)          12.61
Terminated..................................................       (198)          18.20
                                                                -------          ------
Balance at December 31, 1998................................      6,799           20.73
Granted.....................................................      1,430           25.56
Exercised...................................................     (1,654)          10.79
Terminated..................................................       (580)          28.28
                                                                -------          ------
Balance at December 31, 1999................................      5,995          $23.46
                                                                =======          ======

     The following table summarizes information concerning outstanding and exercisable options at December 31, 1999 (Share amounts in thousands):

                                   OPTIONS OUTSTANDING        OPTIONS EXERCISABLE
                               ---------------------------   ----------------------
                                   WEIGHTED
                                   AVERAGE        WEIGHTED                 WEIGHTED
                                  REMAINING       AVERAGE                  AVERAGE
   RANGE OF        NUMBER      CONTRACTUAL LIFE   EXERCISE     NUMBER      EXERCISE
EXERCISE PRICES  OUTSTANDING      (IN YEARS)       PRICE     EXERCISABLE    PRICE
---------------  -----------   ----------------   --------   -----------   --------
$ 1.18                339            4.4           $ 1.18         339       $ 1.18
$ 3.73                182            4.6             3.73         182         3.73
$12.28 - $16.78       421            7.1            13.75         233        13.85
$18.53 - $22.03       742            7.4            19.52         563        19.49
$22.94 - $27.45     1,817            9.2            25.40         221        24.37
$27.50 - $31.12     2,416            8.7            29.24         583        29.30
$32.00 - $33.06        78            8.9            32.35          18        32.33
                    -----            ---           ------      ------       ------
Total               5,995            8.2           $23.46       2,139       $17.92
                    =====            ===           ======      ======       ======

     The weighted-average grant date fair value of options granted is $16.25, $17.08 and $9.62 for the years ended December 31, 1999, 1998 and 1997, respectively. The Company realizes income tax benefits from the exercise of certain stock options. This benefit results in a decrease in current income taxes payable and an increase in additional paid in capital.

NOTE 13.  EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share":

                                                                YEARS ENDED DECEMBER 31,
                                                              ----------------------------
                                                               1999       1998      1997
                                                              -------   --------   -------
                                                                 (IN THOUSANDS, EXCEPT
                                                                    PER SHARE DATA)
Numerator for basic and diluted earnings per share..........  $82,468   $(12,779)  $37,899
Denominator:
  Denominator for basic earnings per share
     Weighted average shares................................   71,154     70,061    63,571
  Effect of dilutive employee stock options and
     warrants(1)............................................    1,407         --     2,097
                                                              -------   --------   -------
Denominator for diluted earnings per share..................   72,561     70,061    65,668
                                                              =======   ========   =======
Basic earnings per share....................................  $  1.16   $  (0.18)  $  0.60
                                                              =======   ========   =======
Diluted earnings per share..................................  $  1.14   $  (0.18)  $  0.58
                                                              =======   ========   =======

---------------

(1) 1998 excludes approximately 2,127,000 stock options and warrants which were anti-dilutive for diluted earnings per share calculations.

NOTE 14.  RELATED PARTIES

     The Company has entered into a multi-year agreement with a shareholder that provides telecommunications service and support, primarily for the Company's transaction processing network. The amounts paid were approximately $6.6 million, $7.0 million and $3.8 million for the years ended December 31, 1999, 1998 and 1997, respectively.

     The Company paid another of its shareholders approximately $2.7 million, $3.0 million and $3.3 million in the years ended December 31, 1999, 1998 and 1997, respectively, primarily for transaction processing fees. Additionally, the Company received approximately $0.5 million, $1.5 million, and $0.9 million of interest income in the years ended December 31, 1999, 1998 and 1997, respectively.

     As discussed in Note 3, the Company purchased the CoreStates merchant processing portfolio in November 1998. First Union, a shareholder of the Company, acquired CoreStates prior to NOVA's acquisition of the portfolio.

NOTE 15.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     Previously reported quarterly financial information for the year ended December 31, 1998, has been restated below to reflect the acquisition of the PMT in pooling of interests business combination.

                                                       1999                                        1998
                                     -----------------------------------------   -----------------------------------------
                                      FIRST      SECOND     THIRD      FOURTH     FIRST      SECOND     THIRD      FOURTH
                                     QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER
                                     --------   --------   --------   --------   --------   --------   --------   --------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues...........................   311,765    379,344    387,471    388,059    240,542    275,186    307,209    322,727
                                     --------   --------   --------   --------   --------   --------   --------   --------
Cost of service....................   238,442    291,295    294,764    296,232    183,313    210,579    238,697    253,017
                                     --------   --------   --------   --------   --------   --------   --------   --------
Net income (loss) before income
  taxes............................    22,275     32,847     38,046     38,543     16,258(1)  20,600(2)  13,496(3) (65,495)(4,5)
                                     --------   --------   --------   --------   --------   --------   --------   --------
Provision (benefit) for income
  taxes............................     8,257     12,323     14,248     14,415      5,571      7,649      8,281    (23,863)
                                     --------   --------   --------   --------   --------   --------   --------   --------
Net income (loss)..................  $ 14,018   $ 20,524   $ 23,798   $ 24,128   $ 10,687   $ 12,951   $  5,215   $(41,632)
                                     --------   --------   --------   --------   --------   --------   --------   --------
Earnings per share -- basic........  $   0.19   $   0.28   $   0.34   $   0.35   $   0.16   $   0.18   $   0.07   $  (0.58)
                                     --------   --------   --------   --------   --------   --------   --------   --------
Earnings per share -- diluted......  $   0.19   $   0.28   $   0.33   $   0.35   $   0.16   $   0.18   $   0.07   $  (0.58)
                                     --------   --------   --------   --------   --------   --------   --------   --------

---------------

(1) Net income and earnings per share include a pre-tax charge of $2.5 million associated with merger activities.
(2) Net income and earnings per share include a pre-tax charge of $1.6 million associated with merger activities.
(3) Net income and earnings per share include a pre-tax charge of $11.2 million associated with merger activities.
(4) Net income and earnings per share include a pre-tax charge of $75.4 million associated with merger activities.
(5) Includes $14.2 million of unusual charges for collectibility of accounts receivable, increase allowance for doubtful accounts, merchant credit and fraud losses reserves, and sales and use tax reserves.

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

                                                                     EXHIBIT 13

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


The Board of Directors and Shareholders


         We have audited the accompanying consolidated balance sheets of NOVA Corporation (and subsidiaries) as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. Our audits also included the financial statement schedule listed in the Index at Item 14(a). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1997 financial statements or schedule of PMT Services, Inc. ("PMT"), a wholly-owned subsidiary, and certain of its subsidiaries which statements reflect total revenues of 45% of the consolidated total for the year ended December 31, 1997. Those statements and schedule were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the 1997 data included for PMT, is based solely on the report of the other auditors.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

         In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of NOVA Corporation and subsidiaries at December 31, 1999 and 1998, and the consolidated results of operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, based on our audits and the report of the other auditors, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


                                        Ernst & Young LLP


Atlanta, Georgia
February 22, 2000

                        REPORT OF INDEPENDENT AUDITORS


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF PMT SERVICES, INC.


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in shareholders' equity and of cash flows (not presented separately herein) present fairly, in all material respects, the financial position of PMT Services, Inc. and its subsidiaries at July 31, 1997 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.


                                       PricewaterhouseCoopers LLP


PricewaterhouseCoopers LLP

Nashville, Tennessee
September 25, 1998